As filed with the Securities and Exchange Commission on June 1, 2010

Registration No. 333-165379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EYEBLASTER, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	52-2266402
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

135 West 18th Street, 5th Floor

New York, NY 10011

(646) 202-1320

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

GAL TRIFON

President and Chief Executive Officer

c/o Sarit Firon, Chief Financial Officer

Eyeblaster, Inc.

135 West 18th Street, 5th Floor

New York, NY 10011

(646) 202-1320

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

MICHAEL KAPLAN Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	COLIN DIAMOND JOSHUA G. KIERNAN White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b¬2 of the Exchange Act.

Large accelerated filer  ☐                  Accelerated filer  ☐                   Non-accelerated filer  ☒                  Smaller reporting company  ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount Of Registration Fee (3)
Common Stock, par value $0.001 per share	$115,000,000	$8,199.50

(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 1, 2010

Preliminary Prospectus

            shares

Common Stock

This is the initial public offering of shares of common stock of Eyeblaster, Inc. Prior to this offering, there has been no public market for our common stock. We are offering            shares and the selling stockholders identified in this prospectus are offering            shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The initial public offering price of our common stock is expected to be between $            and $            per share.

We are applying to list our common stock on the Nasdaq Global Market under the symbol “             .”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Eyeblaster, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The underwriters have an option to purchase a maximum of            additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotment of shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2010.

J.P. Morgan	Deutsche Bank Securities

Pacific Crest Securities

Broadpoint.Gleacher

                    , 2010

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

Eyeblaster

We are a leading global provider of digital advertising campaign management solutions to advertising agencies and advertisers. Our goal is to enable digital media advertisers to engage consumers of digital media with more impact and efficiency.

Our integrated campaign management platform, MediaMind, helps advertisers and agencies simplify the complexities of managing their advertising budgets across multiple digital media channels and formats, including online, mobile, rich media, in-stream video, display and search. MediaMind provides our customers with an easy-to-use, end-to-end solution to enhance planning, creation, delivery, measurement and optimization of digital media advertising campaigns. As a result, our customers are able to enhance brand awareness, strengthen communications with consumers, increase website traffic and conversion, and improve online and offline sales. Our solutions are delivered through a scalable technology infrastructure that allows delivery of digital media advertising campaigns of any size.

We are the only major provider of integrated campaign management solutions not committed to, or affiliated with, a particular publisher, agency or agency group, or advertising network. We believe our independence allows us to provide our customers with unbiased insight and analysis regarding the implementation and effectiveness of their digital media advertising campaigns.

In 2009, we delivered campaigns for approximately 7,000 brand advertisers using approximately 3,350 media agencies and creative agencies across approximately 5,150 global web publishers in 55 countries throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East. We derive our revenue from customers who pay fees to create, execute and measure advertising campaigns on our platform. Substantially all of our revenues are generated from services using a pricing model based on cost per thousand impressions delivered by our platform. An “impression” is a single instance of sending an advertisement for display on a web browser or other connected Internet application. Our revenue has increased from $44.7 million in 2007 to $65.1 million in 2009. Our Adjusted EBITDA, which we define as EBITDA excluding stock-based compensation expense, grew from $9.3 million in 2007 to $16.7 million in 2009 and our net income grew from $7.4 million to $9.8 million during the same period.

Industry Background

Over the last decade, the consumption of media has increasingly moved from traditional media channels, such as television, radio and print media, to digital media channels. Digital media channels offer consumers significant flexibility and choice relative to traditional media channels, and as such, present advertisers with new opportunities to reach a global audience with highly targeted, interactive and measurable advertising campaigns. Additionally, consumers are accessing digital media through a variety of entry points, including computers, mobile devices and other web-enabled devices, further driving the constant evolution of the digital media landscape.

As more consumers access information and purchase products and services through digital media channels, advertisers are increasingly allocating a greater portion of their spending to digital media. However, the transition of advertising budgets to online media channels has lagged relative to consumer time spent online. Internet advertising represented only 12.2% of the total U.S. advertising market in 2008 according to eMarketer, while 50% of weekly media consumption among U.S. adults is via the Internet according to Forrester Research.

The transition to digital media introduces unique challenges and complexities for advertisers. The process of planning and executing digital media advertising campaigns differs significantly from the traditional process to which advertisers have grown accustomed. Digital media advertising requires a heavy reliance on sophisticated technologies. It also requires the integration of creative and media buying processes which necessitates a transformation in agencies’ and advertisers’ underlying business models and can be a highly complex and costly endeavor. This creates a unique opportunity for an integrated digital advertising campaign management platform to address the underlying complexities associated with digital media advertising and to enable delivery and management of campaigns with more impact and efficiency.

The Challenges of Digital Media Advertising

The core challenges faced by advertisers and advertising agencies in delivering digital advertising campaigns and migrating more of their budgets to digital media include:

Fragmentation. Digital media channels provide consumers with access to a virtually unlimited array of content targeted to an individual’s unique interests and enable a high degree of control over when, where and how the media is consumed. However, the growing availability of the Internet and the proliferation of emerging digital media formats and channels, such as mobile devices, social networks and other forms of user-generated media, has led to an increasingly fragmented user base.

Digital advertising inventory has evolved to include multiple formats, delivery specifications, metrics and targeting capabilities. This variety and lack of standardization creates additional fragmentation and presents a significant challenge for advertisers to effectively reach a broad audience of consumers and optimize their digital media advertising campaigns.

Consumer engagement. Advertisers are struggling to reach and engage consumers in a digital media environment overloaded with ad messages. Advertising redundancy and ineffective creative content often result in underperforming campaigns that fail to meet advertisers’ goals. When compared to traditional media consumers, digital media consumers have a greater degree of control and interaction with digital content, thereby making it more challenging for advertisers to draw attention to their marketing campaigns.

Effective use of data. In order to enhance the effectiveness of their online campaigns and determine the optimal allocation of their advertising budgets, advertisers need to integrate, compare and analyze campaign performance data in real-time from multiple sources. The abundance of data and discrepancies across different platforms requires significant time and effort to aggregate, process and report data accurately. Many existing systems and technologies deliver and measure only specific types of advertising formats or channels, thereby providing advertisers with limited visibility into and conflicting data about their overall campaign performance.

Global campaign management. While the Internet presents an opportunity for advertisers to reach a global audience, advertisers have been challenged by the need to tailor creative content to specific end markets, geographies, languages or user preferences, and to aggregate and compare campaign results on a global basis. With multiple technologies, standards and processes, advertisers are increasingly seeking solutions that will enable them to reach a global audience with localized messaging, provide consistent delivery measurements and analytics and facilitate coordination and collaboration among multiple agencies across different geographies.

The Eyeblaster Solution

Our MediaMind platform provides an easy-to-use, end-to-end solution to help advertisers and agencies manage digital media campaigns throughout their lifecycle. We have designed MediaMind to benefit each of the key constituencies across the digital media advertising ecosystem as follows:

•	advertisers benefit from improved advertising return on investment due to increased reach, impact, relevancy and measurement of their online campaigns across a variety of channels and formats;

•	advertising agencies benefit from an integrated campaign management platform that simplifies the complexity of digital media advertising and enables them to focus on more strategic objectives;

•	web publishers benefit from increased demand due to the enhanced value of their advertising inventory; and

•	consumers benefit from an improved user experience due to more engaging and targeted advertising.

We believe that our platform addresses the core challenges of digital media advertising in the following ways:

Fragmentation. Our integrated platform simplifies the numerous complexities of managing digital media advertising campaigns across multiple websites, advertising formats and channels with varying publisher-imposed creative content restrictions. Through a single web-based campaign management dashboard, agencies and advertisers can manage campaign creation, delivery, real-time measurement, analysis and optimization while scheduling and monitoring numerous campaigns.

Our open architecture technology, which is designed to accommodate new and emerging digital media channels, enables the placement of ads through multiple formats and media types. Our technology is designed to integrate with other solutions used by our customers, such as planning, reporting, billing and workflow solutions.

Consumer engagement. Our platform facilitates consumer engagement by providing advertisers with the tools to create immersive and interactive experiences for consumers with reduced costs and time to market. Our rich media, video and emerging media capabilities enable advertisers to interact with their target audience more effectively, yielding higher engagement, performance and recall rates. Our solutions also facilitate real-time targeting and creative optimization, enabling advertisers to reach specific consumer segments by assigning the best performing and most relevant creative content throughout the campaign.

Effective use of data. We believe the measurement, targeting and optimization features of our solutions, combined with our analytics tools, exceed the features of other online advertising solutions. Our platform provides actionable and real-time advertising performance statistics that improves our ability to measure various levels of users’ engagement and enhances our customers’ ability to optimize the performance of their campaigns. Our platform also provides a systematic approach to measuring return on investment, which allows our customers to use a consistent methodology to compare performance across multiple formats, channels and publisher websites.

Global campaign management. We leverage our presence across multiple geographies and end markets to provide customized and integrated global campaign management solutions. In 2009, we delivered over 27,000 campaigns across approximately 5,150 global web publishers in 55 countries throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East. Our technology platform is accepted and supported by thousands of publishers worldwide, including all of the major portals. Our local sales and support, unique product capabilities and broad publisher acceptance enable us to deliver global or pan-regional advertising campaigns and streamline coordination and collaboration across agencies while providing more efficient localization of campaigns.

Our Strategy

Our goal is to enable advertisers to engage consumers with more impact and efficiency across a variety of digital media formats and channels by expanding our position as a leading global provider of digital advertising campaign management solutions. Key elements of our strategy include:

Growing the share of total digital media advertising managed through our solutions by:

•

expanding existing relationships with advertisers and advertising agencies to manage a greater portion of their digital advertising campaigns and transitioning them to use more capabilities of our MediaMind platform;

•

accessing additional advertising budgets by establishing new agency relationships and creating partnerships with global advertising agency holding companies, leading digital media publishers and technology companies; and

•	increasing our global footprint by expanding into new geographic markets.

Increasing the value and efficiency of our customers’ advertising spend and leveraging our technology expertise by:

•	empowering creative innovation and interactivity to maximize user engagement;

•	enabling more targeted, efficient and performance-driven campaigns with immediate and actionable analytics;

•	investing in emerging digital media formats and channels to create new opportunities for our customers to deliver high impact advertising campaigns to consumers; and

•	emphasizing ease-of-use, enabling real-time control and facilitating effective collaboration between advertisers, advertising agencies and publishers throughout the entire campaign management cycle.

Reinforcing the advantages of partnering with an independent provider of campaign management solutions by:

•	remaining focused primarily on the needs of advertisers and advertising agencies;

•	refraining from owning or selling any advertising inventory;

•	protecting our customers’ proprietary data and providing unbiased insights and analytics; and

•	extending our open technology architecture to allow for additional customization of our offerings and further integration into our customers’ workflows.

Risks

Investing in our common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks we face.

•	We face significant competition from Google and Microsoft and may not be able to compete successfully with such powerful competitors.

•	We face intense and increasing competition from other companies within our industry and may not be able to compete successfully with such competitors.

•	The loss of a major customer or a reduction in any such customer’s Internet advertising or marketing budget could significantly reduce our revenue and profitability.

•	We may be adversely affected by cyclicality or an extended downturn in the United States, European or worldwide economy in or related to the industries we serve.

Our Corporate Information

Our principal executive offices are located at 135 West 18th Street, 5th Floor, New York, New York 10011 and our telephone number is (646) 202-1320. Our website address is www.eyeblaster.com and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

In this prospectus, the terms “Eyeblaster,” “we,” “us,” “our” and “the company” refer to Eyeblaster, Inc. and our consolidated subsidiaries.

THE OFFERING

Common stock offered by Eyeblaster	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option)

Use of proceeds	We estimate that we will receive net proceeds from the offering of approximately $ million, or approximately $ million if the underwriters exercise their overallotment option in full, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, based on an assumed offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds for general corporate purposes, including working capital and capital expenditures. Our capital expenditure budget for 2010 is approximately $3 million and includes spending on information technology infrastructure to support the deployment of additional advertising campaigns and our ongoing operations. We may also use a portion of the net proceeds to help us execute our strategic plans, either through the acquisition of companies or by other means, although we currently do not have any acquisition or investment planned. We will not receive any proceeds from the shares of common stock being sold by the selling stockholders.

Nasdaq Global Market symbol	“ ”

The number of shares of common stock to be outstanding after this offering is based on (i) 4,272,876 shares of common stock outstanding as of March 31, 2010 and (ii) 2,193,449 shares of common stock issuable immediately prior to the closing of this offering upon the conversion of preferred stock and the exercise of warrants as set forth below, and excludes (i) 3,223,118 shares of common stock reserved for issuance under our equity incentive plan, of which options to purchase 2,862,182 shares of common stock at a weighted average exercise price of $9.84 per share had been granted and were outstanding as of March 31, 2010 and (ii) 120,803 shares of common stock reserved for issuance under warrants granted to certain of our current and former employees and others at an exercise price of $0.001 per share.

Unless otherwise indicated, all information in this prospectus, other than historical financial information:

•	assumes a for stock split of our common stock to be effected prior to completion of this offering;

•

assumes (i) the conversion of our issued and outstanding preferred stock into 2,179,449 shares of common stock at a ratio of 1:1.0534 immediately prior to the closing of this offering and (ii) the issuance upon the closing of this offering of 14,000 shares of common stock upon the assumed exercise of certain warrants that would otherwise expire upon closing of this offering, and the receipt by us of $16,940 from such exercise;

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock from us; and

•	assumes an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this data along with the sections of this prospectus entitled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
	(U.S. dollars in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$44,737	$63,775	$65,075	$11,403	$16,001
Cost of revenues	3,243	3,520	3,306	780	881

Gross profit	41,494	60,255	61,769	10,623	15,120

Operating expenses:
Research and development	4,525	7,443	6,844	1,571	2,261
Selling and marketing	23,484	34,936	36,530	7,230	10,048
General and administrative	5,990	10,292	6,201	1,614	1,975

Total operating expenses	33,999	52,671	49,575	10,415	14,284

Operating income	7,495	7,584	12,194	208	836
Financial income (expenses), net	1,077	753	80	(580)	82

Income (loss) before income taxes	8,572	8,337	12,274	(372)	918
Income taxes	1,213	2,175	2,446	101	358

Net income (loss)	7,359	6,162	9,828	(473)	560
Deemed dividend upon repurchase of preferred stock	(3,469)	—	—	—	—
Accretion of preferred stock dividend preference (1)	(558)	(821)	(1,617)	(183)	(518)

Net income (loss) attributable to common stockholders	$3,332	$5,341	$8,211	$(656)	$42

Net income (loss) per share:
Basic	$1.04	$1.27	$1.96	$(0.16)	$0.01

Diluted	$0.59	$0.86	$1.37	$(0.16)	$0.01

Weighted average number of shares of common stock used in computing net income per share:
Basic	3,195,523	4,189,954	4,198,323	4,194,789	4,235,461

Diluted	6,605,837	7,178,999	7,175,757	4,194,789	5,651,466

Pro forma net income per share (unaudited) (2):
Basic			$1.54		$0.08

Diluted			$1.37		$0.07

Weighted average number of shares of common stock used in computing pro forma net income per share (unaudited):
Basic			6,391,772		6,428,910

Diluted			7,176,981		7,831,571

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
	(U.S. dollars in thousands, except per share data)
Other Data:
Adjusted EBITDA (3)	$9,343	$11,393	$16,697	$1,235	$2,192
Capital expenditures	1,447	1,425	1,251	230	1,188

Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	$5,758	$8,737	$10,311	$3,278	$3,944
Net cash provided by (used in) investing activities	(13,278)	13,164	(21,633)	(330)	(1,265)
Net cash provided by financing activities	7,839	121	45	10	207

	March 31, 2010
	Actual	Pro Forma As Adjusted (4)
	(unaudited)
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,152	$
Short-term deposits	18,474
Trade receivables	18,288
Total assets	68,301
Total stockholders’ equity	56,269

(1)	Represents dividends accrued on preferred stock. Following this offering, we will have no outstanding preferred stock.
(2)	Pro forma net income per share and pro forma weighted average shares outstanding assumes the conversion of preferred stock into common stock, which will occur immediately prior to the closing of this offering. The conversion rate applicable to our preferred stock adjusts to reflect the accrual of dividends on the preferred stock. Pro forma net income per share reflects a 1:1.0534 conversation rate of our preferred stock. For additional information on the conversion of the preferred stock see footnote 2 to Note 8a to our consolidated financial statements included elsewhere in this prospectus.
(3)	The following table reconciles net income to Adjusted EBITDA for the periods presented and is unaudited:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
	(U.S. dollars in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income (loss)	$7,359	$6,162	$9,828	$(473)	$560
Financial (income) expenses, net	(1,077)	(753)	(80)	580	(82)
Income taxes	1,213	2,175	2,446	101	358
Depreciation	825	1,053	1,211	284	384

EBITDA	$8,320	$8,637	$13,405	$492	$1,220

Stock-based compensation	1,023	2,756	3,292	743	972

Adjusted EBITDA	$9,343	$11,393	$16,697	$1,235	$2,192

Adjusted EBITDA is a metric used by management to measure operating performance. EBITDA represents net income before financial income, net, income tax expense and depreciation. We do not have any amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash stock-based compensation expense. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial income, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), and the impact of non-cash stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

(4)	Pro forma as adjusted amounts give effect to the issuance and sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as other information set forth in this prospectus before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We face significant competition from Google and Microsoft and may not be able to compete successfully with such powerful competitors.

We face formidable competition in every aspect of our business from other companies that provide solutions and services similar to ours. Currently, our primary competitors are DoubleClick and Atlas, a technology and service division of aQuantive. In March 2008, Google acquired DoubleClick and in May 2007, Microsoft acquired aQuantive. DoubleClick and Atlas offer solutions and services similar to ours and compete directly with us. While we continue to do business with Google and Microsoft as publishers and with Microsoft as an advertising agency, they may use their substantial financial and engineering resources to expand the DoubleClick and Atlas businesses and increase their ability to compete with us.

Google and Microsoft have significantly greater name recognition and greater financial, technical and marketing resources than we do. Microsoft also has a longer operating history and more established relationships with customers. In addition, we believe that both Google and Microsoft have a greater ability to attract and retain customers due to numerous competitive advantages, including their ability to offer and provide their marketing and advertising customers with a significantly broader range of related solutions and services than us. Google or Microsoft may elect not to work with us or may use their experience and resources to compete with us in a variety of ways, including through acquisitions of competitors or related businesses, research and development, and marketing for new customers more aggressively. Furthermore, Google or Microsoft could use campaign management solutions as a loss leader or may provide campaign management solutions or portions of such solutions without charge or below cost in order to encourage customers to use their other product offerings. If Google and Microsoft are successful in providing solutions or services that are better than ours, or in leveraging platforms more effectively than ours or that are perceived by customers as being more cost-effective, we could experience a significant decline in our customers’ use of our solutions and services. Such a decline could have a material adverse effect on our business, financial condition and results of operations.

We face intense and increasing competition from other companies within our industry and may not be able to compete successfully with such competitors.

In addition to Google and Microsoft, we face competition from other companies. Among our competitors are rich-media solutions companies (such as Pointroll, owned by Gannett, Eyewonder, which was acquired by Limelight Networks in December 2009, Unicast, which is owned by DG FastChannel, and Flashtalking) and ad serving companies (such as MediaPlex, a division of ValueClick). We also may experience competition from companies that provide web analytics or web intelligence. Other companies are also developing campaign management solutions. Our competitors may develop services that are equal or superior to our services or that achieve greater market acceptance than ours. Many of our competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than us.

In addition, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties and several of our competitors have combined or may combine in the future with larger companies with greater resources than ours. This growing trend of cooperative relationships and consolidation within our industry may result in fewer, but more powerful and aggressive, competitors that may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees and customers than we are able to. They may also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings. Any increase in the level of competition from these, or any other competitor, is likely to result in price reductions, reduced margins, or loss of market share and a potential decline in our revenues. We cannot assure you that we will be able to compete successfully with our existing or future competitors. If we fail to withstand competitive pressures and compete successfully, our business, financial condition and results of operations could be materially adversely affected.

We face competition from traditional media companies, and our services may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, such as Google and Microsoft, rich-media solutions companies and ad serving companies, we face competition from companies that offer traditional media advertising opportunities, such as television, radio, cable and print. Most large advertisers have pre-determined advertising budgets, of which a very small portion is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. Advertisers, including current and potential customers, may also find Internet advertising or marketing to be less effective than traditional media advertising or marketing methods for promoting their products and services, and therefore may decrease the portion of their budget allocated to Internet advertising or may shift their advertising away from the Internet. If we fail to convince these companies to spend a portion of their advertising budgets with us to advertise online, or if our existing advertisers reduce the amount they spend on our solutions and services, our business, financial condition or results of operations could be materially adversely affected.

The loss of a major customer or a reduction in any such customer’s Internet advertising or marketing budget could significantly reduce our revenue and profitability.

Our top 20 media agencies for the three months ended March 31, 2010 and the years ended December 31, 2009, 2008 and 2007 accounted for 35%, 40%, 42% and 38% of our revenues in the three months ended March 31, 2010 and the years ended December 31, 2009, 2008 and 2007, respectively. If one or more of these major customers decides not to continue purchasing services from us or significantly reduces its spending with us, we may not be able to make up the lost revenue. This could have a material adverse affect on our business, financial condition and results of operations.

Consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers may impair our ability to serve advertisements and to collect campaign data and could lead to a loss of significant customers.

The growing trend of consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers, and increasing industry presence of a small number of large companies, such as Google, Microsoft and, most recently, Apple, with the announcement of its iAd platform for placing ads on Apple’s applications, could harm our business. We are currently able to serve, track and manage advertisements for our customers in a variety of networks and websites, which is a major benefit to our customers’ overall campaign management. Concentration of advertising networks could substantially impair our ability to serve advertisements if these networks or websites decide not to permit us to serve, track or manage advertisements on their websites, if they develop ad placement systems that are incompatible with our ad serving systems, or if they use their market power to force their customers to use certain vendors on their networks or websites. These networks or websites could also prohibit or limit our aggregation of advertising campaign data if they use technology that is not compatible with our technology. In addition, concentration of desirable advertising space in a small number of networks and websites could result in pricing pressures and diminish the value of our advertising campaign databases, as the value of these databases depends to some degree on the continuous aggregation of data from advertising campaigns on a variety of different advertising networks and websites. Additionally, major networks and publishers can terminate our ability to serve advertisements on their properties on short notice. If we are no longer able to serve, track and manage advertisements on a variety of networks and websites, our ability to service campaigns effectively and aggregate useful campaign data for our customers will be limited.

We may be adversely affected by cyclicality or an extended downturn in the United States, European or worldwide economy in or related to the industries we serve.

Our revenues are generated primarily from providing online campaign management solutions and services to advertising agencies and advertisers across various formats and digital media channels. Demand for these services tends to be tied to economic cycles, reflecting overall economic conditions as well as budgeting and buying patterns. We cannot assure you that advertising budgets and expenditures by advertising agencies and advertisers will not decline in any given period or that advertising spending will not be diverted to more traditional media or other online marketing products and services, which would lead to a decline in the demand for our campaign management solutions and services. For example, during the recent economic crisis, our revenue growth slowed due to weaker advertising spend and increased price pressure. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective customers’ spending priorities. As a result, our revenues may not increase or may decline significantly in any given period. Additionally, in 2010, due in large part to uncertainty in the European sovereign debt markets, the European economy has been under stress. An extended downturn in the European economy could adversely affect our results of operations.

The Internet advertising or marketing market may deteriorate, or develop more slowly than expected, which could have a material adverse affect on our business, financial condition or results of operations.

If the market for Internet advertising or marketing deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of the Internet, the commitment of advertisers and advertising agencies to the Internet as an advertising and marketing medium, the advertisers’ implementation of advertising campaigns and the willingness of current or potential customers to outsource their Internet advertising and marketing needs. The Internet advertising and marketing market is relatively new and rapidly evolving. As a result, demand and market acceptance for Internet advertising solutions and services is uncertain.

If we do not continue to innovate and provide high quality solutions and services, as well as increase our revenues from more traditional solutions and services, we may not remain competitive, and our business, financial condition or results of operations could be materially adversely affected.

Our success depends on providing high quality solutions and services that make online campaign management easier and more efficient for our customers. Our competitors are constantly developing innovations in online advertising and campaign management, and therefore the prices that we charge for existing services and solutions generally decline over time. As a result, we must continue to invest significant resources in research and development in order to enhance our technology and our existing solutions and services and introduce new high-quality solutions and services. If we are unable to predict user preferences or industry changes, or if we are unable to modify our solutions and services on a timely basis, and as a result are unable to provide quality solutions and services that run without complication or service interruptions, our customers may become dissatisfied and we may lose customers to our competitors and our reputation in the industry may suffer, making it difficult to attract new customers. Our operating results would also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity or are not effectively brought to market. As online advertising and campaign management technologies continue to develop, our competitors may be able to offer solutions that are, or that are perceived to be, substantially similar or better than those offered by us. Customers will not continue to do business with us if our solutions do not deliver advertisements in an appropriate and effective manner, if the advertiser’s investment in advertising does not generate the desired results, or if our campaign management tools do not provide our customers with the help they need to manage their campaigns. If we are unable to meet these challenges or if we over expend our resources in our research and development of new solutions and services, our business, financial condition and results of operations could be materially adversely affected. Recently, we began to emphasize our standard display ads, which generate lower revenue per impression than other formats but represent a large and profitable market, and which helped offset pricing pressure in other formats, such as rich media, in 2009. If we are unable to grow our market share in this area significantly, our revenue could decrease.

Our business depends on a strong brand reputation, and if we are not able to maintain and enhance our brand, our business, financial condition and results of operations could be materially adversely affected.

We believe that maintaining and enhancing the “Eyeblaster” brand is critical to expanding our base of customers and maintaining brand loyalty among customers, particularly in North America where brand perception can impact the competitive position in other markets worldwide, and that the importance of brand recognition will increase due to the growing number of competitors providing similar services and solutions. Maintaining and enhancing our brand may require us to make substantial investments in research and development and in the marketing of our solutions and services, and these investments may not be successful. If we fail to promote and maintain the “Eyeblaster” brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations could be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader and to continue to provide high quality solutions and services, which we may not do successfully. In 2009, we released our next generation integrated MediaMind campaign management platform, which all our customers now use. Any defect or error in this platform could materially adversely affect our brand reputation, customer relationships and results of operations.

We operate in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

The online advertising industry is an immature industry that has undergone rapid and dramatic changes in its short history. You must consider our business and prospects in light of the risks and difficulties we will encounter in a new and rapidly evolving market. We may not be able to successfully address new risks and difficulties as they arise, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating results fluctuate and, as a result, our historical operating results may not be indicative of our future performance, and the failure to meet certain expectations with respect to our operating results may cause our stock price to decline.

Our operating results have historically fluctuated on a quarterly basis due to the seasonal nature of Internet advertising, and we expect this fluctuation to continue. Our fourth calendar quarter is typically the strongest, generating approximately 34%, 26% and 39% of our revenues for the years ended December 31, 2009, 2008 and 2007 respectively. Our first quarter is often the weakest quarter, generating approximately 18%, 21% and 16% of our revenues for the years ended December 31, 2009, 2008 and 2007, respectively. The increase in revenue in the fourth quarter is primarily the result of heavy advertising and online shopping during November and December due to the holidays. The drop in revenues in the first quarter is linked to the drop in online advertising and shopping that occurs at the beginning of each year. Revenue prediction could be impacted by unexpected demand for our services during a particular quarter and consequently impact that quarter. Quarterly and annual expenses as a percentage of net revenues may also be significantly different from historical or projected rates. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. If our operating results fail to meet expectations, the market price of our common stock could decline.

New advertisement blocking technologies could limit or block the delivery or display of advertisements by our solutions, which could undermine the viability of our business.

Advertisement blocking technologies, such as “filter” software programs, that can limit or block the delivery or display of advertisements delivered through our solutions are currently available for Internet users and are continuing to be developed. If these technologies become widespread, the commercial viability of the current Internet advertisement model may be undermined. As a result, ad-blocking technology could, in the future, have a material adverse effect on our business, financial condition and results of operations.

More individuals are using non-personal computer devices to access the Internet, and the solutions developed for these devices may not be widely deployed.

The number of people who access the Internet through devices other than personal computers (“PCs”), including mobile devices, game consoles and television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality and memory associated with alternative devices make the use of our solutions and services through such devices difficult. If we are unable to deliver our solutions and services to a substantial number of alternative device users or if we are slow to develop solutions and technologies that are more compatible with non-PC communications devices, we will fail to capture a significant share of an increasingly important portion of the market. For instance, while we have developed Channel Connect for Mobile™ which provides customers with the ability to manage mobile ad campaigns with the MediaMind integrated platform, we cannot ensure widespread integration and acceptance of our solution. Our failure to deliver our solutions and services to a substantial number of alternative device users, or failure to develop in a timely manner solutions and technologies that are more compatible with non-PC communications devices, could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty scaling and adapting our existing network infrastructure to accommodate increased systems traffic and technology advances or changing business requirements.

All of our solutions and services are delivered through our network. For our business to be successful, our network infrastructure must perform well and be reliable. We will need significantly more computing power as traffic within our systems increases and our solutions and services become more complex. We expect to continue spending significant amounts to purchase or lease data centers and equipment, and to upgrade our technology and network infrastructure to handle increased Internet traffic and roll out new solutions and services, many of which internal improvements were delayed during the recent financial crisis. This expansion will be expensive and complex and could result in inefficiencies or operational failures. The costs associated with these necessary adjustments to our network infrastructure could harm our operating results. In addition, cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements associated with our network infrastructure could also have a material adverse effect on our business, financial condition and results of operations.

Problems with content delivery services, bandwidth providers, data centers or other third parties could harm our business, financial condition or results of operations.

Our business relies significantly on third-party vendors, such as data centers, content delivery services and bandwidth providers. For example, we have entered into an agreement (as amended) to use a third-party, Akamai Technologies, Inc. (“Akamai”), to provide content delivery services to assist us in serving advertisements and have committed to a minimum revenue amount to Akamai during the calendar year and to using Akamai for at least 75% of our delivery needs, excluding China, provided Akamai meets our service requirements. The term of our agreement with Akamai is until December 31, 2010. Akamai may terminate this agreement if we materially breach the agreement and such breach continues unremedied for 30 days following Akamai’s notice to us. If Akamai or other third-party vendors fail to provide their services or if their services are no longer available to us for any reason and we are not immediately able to find replacement providers, our business, financial conditions or results of operations could be materially adversely affected.

Additionally, any disruption in network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business operations. If our service is disrupted, we may lose revenues directly related to the impressions we fail to serve and we may be obligated to compensate clients for their loss. Our reputation may also suffer in the event of a disruption. Any financial or other difficulties our providers face may negatively impact our business and we are unable to predict the nature and extent of any such impact. We exercise very little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technologies from third-parties to facilitate aspects of our data center and connectivity operations including, among others, Internet traffic management services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our customer relationships and materially adversely affect our brand reputation and our business, financial condition or results of operations and expose us to liabilities to third parties.

Our data centers are vulnerable to natural disasters, terrorism and system failures that could significantly harm our business operations and lead to client dissatisfaction.

In delivering our solutions, we are dependent on the operation of our data centers, which are vulnerable to damage or interruption from earthquakes, terrorist attacks, war, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. In particular, two of our data centers, in Tokyo, Japan and Los Angeles, California, are located in areas with a high risk of major earthquakes and others are located in areas with high risk of terrorist attacks, such as New York, New York. Our insurance policies have limited coverage in such cases and may not fully compensate us for any loss. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a terrorist attack, a provider’s decision to close a facility we are using without adequate notice or other unanticipated problems at our data centers could result in lengthy interruptions in our service. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand reputation could be damaged if customers believe our system is unreliable, which could have a material adverse affect on our business, financial condition and results of operations.

We have in the past experienced, and may in the future experience, system failures. For example, during the fourth quarter of 2006, we experienced two incidents in which our then DNS (Domain Name System, which translates human-readable computer hostnames into the relevant IP addresses) provider experienced global downtime of its system, which resulted in a failure to broadcast approximately 50% of the ads on our platform for up to six hours in each incident. Following these incidents, we replaced our DNS provider and have not since experienced any major system failures. Any unscheduled interruption in our service would put a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

Our business may be adversely affected by malicious third-party software applications that interfere with the function of our technology.

Our business may be adversely affected by malicious software applications that make changes to our users’ computers and interfere with our technology. These applications may attempt to change users’ experience in using our services, including altering or replacing advertisements delivered by our platform, changing configurations of our user interface, or otherwise interfering with our ability to connect with users. The interference may occur without disclosure to or consent from users, resulting in a negative experience that users may associate with our solutions. These software applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. The ability to reach users on behalf of our customers and provide them with a superior experience is critical to our success. If our efforts to combat these malicious software applications are unsuccessful, our reputation may be harmed, and the communications with certain users on behalf of our customers could be impaired. This could result in a decline in usage of our solutions and corresponding revenues, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to detect click-through fraud or other invalid clicks, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent and other invalid clicks on advertisements delivered by us from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content, such as inadvertent clicks on the same ad twice and clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a web site for a reason other than to view the underlying content. These types of fraudulent activities could harm our business and our brand. If fraudulent clicks are not detected, the data that our solutions provide to our customers is inaccurate and the affected advertisers may lose confidence in our solutions to deliver a return on their investment. If advertisers become dissatisfied with our solutions, they may choose to do business with our competitors or reduce their Internet advertising spending, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially adversely affected.

We have experienced, and continue to experience, rapid growth in our operations and headcount, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. If we do not effectively manage our growth, the quality of our solutions and services could suffer, which could negatively affect our brand and operating results. To effectively manage this growth, we will need to continue to improve, among other things:

•	our information and communication systems to ensure that our offices around the world are well coordinated and that we can effectively communicate with our growing base of customers;

•	our systems of internal controls to ensure timely and accurate reporting of all of our operations;

•	our documentation of our information technology systems and our business processes for our advertising and billing systems; and

•	our information technology infrastructure to maintain the effectiveness of our systems.

In order to enhance and improve these systems we will be required to make significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make additional expenditures to address these issues, which could materially adversely affect our business, financial condition and results of operations.

In order to facilitate our sales growth and ability to deliver quality service worldwide, we have entered into strategic relationships with local selling agents in various countries. The termination of any of these strategic relationships could limit our ability to grow in those jurisdictions and have a material adverse effect on our business, financial condition and results of operations.

We have entered into strategic relationships with local selling agents in several countries and regions around the world, including Belgium, Dubai, Greece, Hong Kong, India, Indonesia, Israel, Italy, Japan, Korea, Malaysia, the Netherlands, Pakistan, the Philippines, Poland, Romania, Russia, Singapore, South Africa, Thailand and Turkey to help expand our business internationally and intend to continue to do so as part of our strategy. These strategic relationships are important to help us better understand our international markets and local preferences in order to expand internationally. In order to define the terms of the relationships, we have entered into agreements with these entities pursuant to which they sell and distribute our solutions and services in their local jurisdiction, usually on an exclusive basis. Our agreements are typically at least one year in term, with automatic renewal in most cases, unless one party provides the other with prior written notice or if we and the local selling agent are unable to agree upon sales targets. However, a few agreements have longer terms of three to five years. We also generally agree that during the term of the contract and for 12 months afterward (although sometimes for shorter or longer periods) the local selling agent will not: (i) acquire, develop, market, sell or promote any product, service, system, platform or technology reasonably deemed to be competitive with our products, services, systems, platforms or technologies; (ii) engage in, have any financial interest or management position in, or solicit to anyone else to engage in, any business that competes directly with our business operations; or (iii) solicit any of our employees to work for an entity in which the local selling agent has a financial interest or management position. Upon the expiration of the non-compete provisions, the local selling agent will not be prevented from conducting business with our competitors and our competitors may benefit from the knowledge our local selling agent gained through our strategic relationship, although the local selling agent must surrender any records and files immediately upon termination of the agreement. We generally pay the local selling agent a commission based on sales they generate. In the year ended December 31, 2009, these strategic relationships generated approximately $13.3 million, or 20% of our revenues. In the three months ended March 31, 2010, these strategic relationships generated approximately $3.2 million, or 20% of our revenues. If any of our local selling agents terminates its relationship with us, we could lose a significant portion, and in some cases all, of the revenue from that jurisdiction. If any of our strategic relationships were terminated or if our local selling agents failed to effectively aid in the growth of our business, our business, financial conditions and results of operations could be materially adversely affected.

Expansion into international markets is important to our long-term success, and our limited experience in operating our business in certain locations outside the United States increases the risk that our international expansion efforts will not be successful.

Other than our Israeli research and development facility, we opened our first office outside the United States in 2002. Expansion into new international markets requires additional management attention and resources in order to tailor our solutions to the unique aspects of each country. As of December 31, 2009 and March 31, 2010, we had approximately 75% of our employees located outside the United States. In the year ended December 31, 2009 and the three months ended March 31, 2010, we generated approximately 74% of our revenues from our operations outside the United States. In addition, we face the following additional risks associated with our expansion into locations outside the United States:

•	challenges caused by distance, language and cultural differences;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	legal and regulatory restrictions;

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

•	political and economic instability and export restrictions;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which could have a materially adverse effect on our business, financial condition or results of operations.

Our inability to protect our intellectual property rights could reduce the value of our solutions, services and brand or permit competitors to more easily compete with us and have a material adverse effect on our business, financial condition and results of operations.

Our know-how and trade secrets related to the Internet advertising industry are an important aspect of our intellectual property rights. To protect our know-how and trade secrets, we customarily require our employees, customers, and third-party collaborators to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Despite our efforts, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets. Because software is stored electronically and thus is highly portable, we attempt to reduce the portability of our software by physically protecting our servers through the use of closed networks and with physical security systems which prevent their external access. We also seek to minimize disclosure of our source code to customers or other third parties. We cannot be certain, however, that such measures will adequately prevent third parties from accessing our software, code or proprietary information.

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. We are also aware of third parties that use trademarks or names similar to ours and there may be other third parties using trademarks or names similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. To protect our intellectual property rights, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations. We may choose not to pursue patents or other protection for innovations that later turn out to be important or we may choose not to enforce our intellectual property rights. Some foreign laws do not protect intellectual property rights to the same extent as the laws of the United States. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our customers and confusion in the market, which could decrease the value of our brand. Any infringement of our intellectual property rights by third parties may eliminate any competitive advantage such intellectual property rights provide and harm our operating results.

We have a limited patent portfolio. We have no trademark registrations. While we plan to protect our intellectual property with, among other things, copyright, trade secret, patent and trademark protection, there can be no assurance that:

•	current or future United States or foreign registrations of our intellectual property rights will be approved;

•

our issued patents and trademarks will adequately protect the intellectual property rights we use in our business or that such patents and trademarks will not be held invalid or unenforceable if challenged by third parties;

•	third parties do not have blocking patents that could be used to prevent us from marketing our own patented products and practicing our own technology;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

Third parties may claim we infringe on their intellectual property rights, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial condition and results of operations.

Companies in the Internet advertising industry often enter into litigation based on allegations of infringement or other violations of intellectual property rights. From time to time we have received and may in the future receive notices or inquiries from third parties regarding our services or the manner in which we conduct our business suggesting that we may be infringing or violating a patent, trademark or other intellectual property right. While we are not currently party to any infringement proceedings with respect to any patents or other intellectual property rights or aware of any third parties planning to pursue such litigation, there can be no assurance that third parties will not pursue claims against us in the future if they believe their intellectual property rights are being infringed. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention.

We may not be successful in defending any third-party infringement claims, and as a result of such claims we may have to pay substantial damages or stop conducting our business in the manner that is found to be in violation of such third party’s rights. Further, we may have to seek a license for such intellectual property, which may not be available on reasonable terms, or at all, and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our solution and service offerings and may be unable to fulfill our obligations to our customers or to compete effectively. Any of these results could have a material adverse effect on our brand name, business, financial condition and results of operations.

In addition, many of our agreements with customers require us to indemnify such customers for third-party intellectual property infringement claims against them. Pursuant to such agreements we may be required to defend such customers against certain claims which could cause us to incur additional costs. An adverse determination in any such proceeding could require that we cease offering the solutions or services that are the subject of such of a determination, procure or develop substitute solutions or services for such customers and/or pay any damages such customers incur as a result of such determination.

In addition, we use open source software in connection with our solutions and services. Some open source licenses require users who distribute software containing open source software to make available all or part of such software, which in some circumstances could include valuable proprietary source code of the user. We monitor the use of open source software in our solutions and services to ensure that none is used in a manner that requires us to disclose or grant licenses for our proprietary source code; however, such use could inadvertently occur, in part because open source license terms are often ambiguous. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their products. Defending such claims or being required to disclose or make available our proprietary source code pursuant to an open source license could adversely affect our business.

Uncertainty regarding a variety of United States and foreign laws may expose us to liability and adversely affect our ability to offer our solutions and services.

The laws relating to the liability of providers of online services for activities of their customers and users are currently unsettled both within the United States and abroad. Claims have been threatened and filed under both United States and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the advertisements posted or the content generated by our customers. From time to time we have received notices from individuals who do not want to be exposed to advertisements delivered by us on behalf of our customers. If one of these complaints results in liability to us, it could be costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. In addition, increased attention focused on these issues and legislative proposals could harm our reputation or otherwise negatively affect the growth of our business.

There is also uncertainty regarding the application to us of existing laws regulating or requiring licenses for certain advertisers’ businesses, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our customers and post ads for various industries, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could also expose us to liability and impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of the Act. In addition, the Children’s Online Privacy Protection Act restricts the ability of online services to collect information from minors and the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Compliance with these laws and regulations is complex and any failure on our part to comply with these regulations may subject us to additional liabilities.

Privacy concerns could lead to legislative and other limitations on our ability to collect usage data from Internet users, including limitations on our use of cookie or conversion tag technology and user profiling, which is crucial to our ability to provide our solutions and services to our customers.

Our ability to conduct targeted advertising campaigns and compile data that we use to formulate campaign strategies for our customers depends on the use of “cookies” and “conversion tags” to track Internet users and their online behavior, which allows us to build anonymous user profiles and measure an advertising campaign’s effectiveness. A cookie is a small file of information stored on a user’s computer that allows us to recognize that user’s browser when we serve advertisements. A conversion tag functions similarly to a banner advertisement, except that the conversion tag is not visible. Our conversion tags may be placed on specific pages of clients of our customers’ or prospective customers’ websites. Government authorities inside the United States concerned with the privacy of Internet users have suggested limiting or eliminating the use of cookies, conversion tags or user profiling. Bills aimed at regulating the collection and use of personal data from Internet users are currently pending in U.S. Congress and many state legislatures. Attempts to regulate spyware may be drafted in such a way as to include technology like cookies and conversion tags in the definition of spyware, thereby creating restrictions that could reduce our ability to use them. In addition, the Federal Trade Commission and the Department of Commerce have conducted hearings regarding user profiling, the collection of non-personally identifiable information and online privacy.

Our foreign operations may also be adversely affected by regulatory action outside the United States. For example, the European Union has adopted a directive addressing data privacy that limits the collection, disclosure and use of information regarding European Internet users. In addition, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and conversion tags and also places restrictions on the sending of unsolicited communications. Each European Union member country was required to enact legislation to comply with the provisions of the electronic communications directive by October 31, 2003 (though not all have done so). Germany has also enacted additional laws limiting the use of user profiling, and other countries, both in and out of the European Union, may impose similar limitations.

Internet users may also directly limit or eliminate the placement of cookies on their computers by using third-party software that blocks cookies, or by disabling or restricting the cookie functions of their Internet browser software. Internet browser software upgrades may also result in limitations on the use of cookies or conversion tags. Technologies like the Platform for Privacy Preferences Project (P3P) may limit collection of cookie and conversion tag information. Individuals have also brought class action suits against companies related to the use of cookies and several companies, including companies in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information. We may be subject to such suits in the future, which could limit or eliminate our ability to collect such information.

If our ability to use cookies or conversion tags or to build user profiles were substantially restricted due to the foregoing, or for any other reason, we would have to generate and use other technology or methods that allow the gathering of user profile data in order to provide our services to our customers. This change in technology or methods could require significant reengineering time and resources, and may not be complete in time to avoid negative consequences to our business. In addition, alternative technology or methods might not be available on commercially reasonable terms, if at all. If the use of cookies and conversion tags are prohibited and we are not able to efficiently and cost effectively create new technology, our business, financial condition and results of operations would be materially adversely affected.

In addition, any compromise of our security that results in the release of Internet users’ and/or our customers’ data could seriously limit the adoption of our solutions and services as well as harm our reputation and brand, expose us to liability and subject us to reporting obligations under various state laws, which could have an adverse effect on our business. The risk that these types of events could seriously harm our business is likely to increase as the amount of data we store for our customers on our servers (including personal information) and the number of countries where we operate has been increasing, and we may need to expend significant resources to protect against security breaches, which could have an adverse effect on our business, financial condition or results of operations.

The loss of key personnel or the inability to attract and retain the necessary qualified personnel could materially and adversely affect our business, financial condition or results of operations or our ability to grow.

Our future success depends in a large part upon the continued service of key personnel and members of our senior management team. In particular, members of our senior management team are critical to the overall successful management of Eyeblaster as well as the development of our technology, culture and strategic direction. All of our executive officers and key personnel are employed at-will and we do not maintain key-person life insurance policies for any members of our senior management team (except for our Chief Executive Officer, Mr. Gal Trifon). The loss of key personnel or members of our management team could have a material adverse effect on our business, financial condition and results of operations.

Our future success will also depend in a large part upon our ability to attract, retain and motivate highly skilled managerial, research, selling and marketing, information technology, software engineering and other technical personnel. Competition for qualified employees in our industry is intense and we are aware that certain of our competitors have directly targeted our employees. As our business grows, it may be more difficult to recruit the additional number of highly skilled personnel we need in a timely manner. In addition, as we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively, which could have a material adverse effect on our business, financial condition and results of operations.

The options held by some of our senior management and key employees are fully vested or will substantially vest upon the closing of this offering. Consequently, these employees may not have sufficient financial incentive to stay with us.

Some of our senior management personnel and other key employees have become substantially vested in their initial stock option grants. In addition, the options held by certain members of our senior management personnel, including our Chief Executive Officer, Chief Financial Officer, Chief Solutions Officer and Vice President, Global Sales will substantially vest upon the closing of this offering or during the 12-month period following it. While we often grant additional stock options to management personnel and other key employees after their hire dates to provide additional incentives to remain employed by us, their initial grants are usually much larger than follow-on grants. Employees may be more likely to leave us after their initial option grants fully vest, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If a significant number of employees or a group of key personnel or members of the management team no longer have an incentive to remain employed by us, they may leave and it may be difficult to replace these employees in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

The unsuccessful integration of any businesses in future acquisitions could result in operating difficulties, dilution and other harmful consequences on our results of operations.

We do not have a great deal of experience acquiring companies and the companies we have acquired have all been small acquisitions of our selling agents in particular countries. We have in the past evaluated, and expect to continue to evaluate, a wide array of potential strategic acquisitions and, from time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our business, financial condition and results of operations. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. In addition, the process of integrating an acquired company, business or technology is risky and may create unforeseen operating difficulties and expenditures, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	additional financing required to make contingent payments;

•	unavailability of favorable financing for future acquisitions;

•	potential loss of key employees of acquired businesses and cultural challenges associated with integrating employees from the acquired company into our organization;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	responsibility for liabilities of acquired businesses;

•	diversion of management’s attention from other business concerns;

•

inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management’s required assessment of the effectiveness of our internal control structure and procedures for financial reporting; and

•	increased fixed costs.

Foreign acquisitions involve additional risks to those described above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Additionally, the anticipated benefit of many of our future acquisitions may not materialize. If we are unsuccessful in smoothly integrating an acquired company, our business, financial condition and results of operations may be materially adversely affected.

We may need additional financing in the future, which we may be unable to obtain.

We may need additional funds to finance our operations in the future, as well as to enhance our solutions and services, respond to competitive pressures or acquire complementary businesses or technologies. We may be unable to obtain financing on terms favorable to us, if at all. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we currently expect. If we raise additional funds through the issuance of equity or convertible debt securities, this may reduce the percentage ownership of our existing stockholders, and these securities might have rights, preferences or privileges senior to those of our common stock. Debt financing may also require us to comply with restrictive covenants that could impair our business and financial flexibility. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our solutions and services, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

Fluctuations in currency exchange rates may affect our results of operations.

We conduct business in a large number of countries in the Americas, Europe, Asia, Australia, Latin America and the Middle East. Most of our revenues are generated in U.S. dollars, the euro, the Australian dollar and the

British pound sterling. Most of our expenses are denominated in U.S. dollars, the new Israeli shekel, the British pound sterling and the euro. In the future, the percentage of our revenues earned in other currencies may increase as we further expand our sales internationally. Accordingly, we are subject to the risk of exchange rate fluctuations between such other currencies and the dollar. In 2010, the European economy has been under stress due in large part to uncertainty in the European sovereign debt markets, and the U.S. dollar has appreciated significantly against the euro and the British pound sterling.

We currently do not use hedging instruments to mitigate foreign currency exchange risks except to hedge our expenses denominated in new Israeli shekels, and this hedging program, as well as any other hedging programs we may implement in the future to mitigate currency exchange rate risk, may not eliminate our exposure to foreign exchange fluctuations.

We may have exposure to greater than anticipated tax liabilities.

The amount of income tax that we pay could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. In particular, we have endeavored to structure our activities in a manner so that most of our income is not subject to tax outside of Israel. Taxing authorities outside of Israel, however, could contend that a larger portion of such income is subject to tax in their jurisdictions, which may have higher tax rates than the rates applicable to such income in Israel. In addition, we have entered into transfer pricing arrangements that establish transfer prices for our intercompany operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of these countries could challenge our transfer prices and require us to adjust them to reallocate our income. Any change to the allocation of our income as a result of review by such taxing authorities could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other uncertain tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The Israeli tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Some of our Israeli facilities have been granted “Approved Enterprise” or “Privileged Enterprise” status by the Investment Center in the Israeli Ministry of Industry Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investment Law. The availability of the tax benefits is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, filing certain reports with the Investment Center and complying with Israeli intellectual property laws.

Income attributed to the Approved Enterprise and Privileged Enterprise is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the company. We believe that we will be able to meet the relevant eligibility requirements for the tax benefits discussed above. However, if we do not, these tax benefits may be cancelled and our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2006 was 31% of their taxable income. It declined to 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010 and is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. In addition, we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. The tax benefits that our current Approved Enterprise and Privileged Enterprise programs receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase as we would be subject to regular Israeli corporate tax rates, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the above mentioned income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s and Privileged Enterprise’s income, in addition to withholding tax.

The obligations associated with being a public company will require significant resources and management attention.

As a public company, we will incur significant legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Securities Exchange Act of 1934, as amended, (the “Exchange Act”), requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC, and will require in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to comply with Section 404, we could be subject to regulatory scrutiny and sanctions, our ability to raise revenue could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and our stock price could be adversely affected.

It may be difficult to enforce a U.S. judgment against us, our directors and officers and the Israeli experts named in this prospectus outside the United States, or to assert U.S. securities laws claims outside of the United States.

The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or foreign court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

We have significant operations in Israel, which may be adversely affected by acts of terrorism or major hostilities.

We are subject to a number of risks and challenges that specifically relate to our Israeli operations, which includes our primary research and development facilities located in Ra’anana, Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or any acts of terrorism or other major hostilities in the Middle East could harm our Israeli operations and make it more difficult to conduct our operations in Israel. Any such effects may also not be covered by insurance. Our Israeli operations may not be successful if we are affected by these challenges, which could limit the growth of our business and may have a material adverse effect on our business, financial condition and results of operations as a whole.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, which could result in substantial losses for you.

The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our solutions and services to achieve or maintain market acceptance;

•	failure to develop or deliver our solutions and services;

•	changes in market valuations of similar companies;

•	success of competitive solutions and services;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant solutions and services, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us, including any perception of misuse of sensitive information;

•	changes in general economic, industry and market conditions;

•	our ability to forecast revenue and control our costs; and

•	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. As a result, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of net tangible book value of $             per share, representing the difference between the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), and our pro forma net tangible book value per share after giving effect to this offering. Please see “Dilution.”

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

After this offering, we will have              shares of common stock outstanding. This includes the              shares of common stock we and the selling stockholders are selling in this offering, which may be resold in the public market immediately after this offering. We expect that the remaining              shares of common stock, representing     % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading “Shares Eligible for Future Sale.” All of our directors and executive officers, and the holders of substantially all of our common stock, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act of 1933, as amended (“the Securities Act”), the shares of common stock reserved for issuance in respect of incentive awards to our directors and certain of our employees. This would result in approximately              shares of common stock underlying options vested as of the date of this prospectus being available for resale into the public markets.

Provisions in our Amended and Restated Certificate of Incorporation and By-laws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our by-laws; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders. However, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, and special meetings) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Any amendment to our by-laws requires the approval of either a majority of our board of directors or at least 66 2/3% of the votes entitled to be cast by the holders of our outstanding capital stock in the election of our board of directors.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, including growth through acquisitions. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds for the execution of our strategic plans, either through the acquisition of companies or by other means that we believe will complement our business. However, we do not have more specific plans for the net proceeds from this offering. Our management will have broad discretion in how we use the net proceeds of this offering and may spend the proceeds in a manner that our stockholders do not deem desirable. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have made these forward-looking statements based on our current expectations and projections about future events. The statements include but are not limited to statements regarding:

•	our plans to grow our business and customer base;

•	our planned capital expenditures in 2010;

•	our ability to respond to new market development;

•	our intent to migrate our non-platform customers to platform customers;

•	our expectations that our revenues will continue to increase;

•	our belief in the sufficiency of our cash flows to meet our needs for the next year;

•	our plans to invest in emerging media solutions;

•	our plans to continue to expand our international presence;

•	our expectations regarding our future product mix; and

•	our intended use of proceeds from this offering.

These statements may be under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” Many of these factors are beyond our ability to predict or control. You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. You should not put undue reliance on any forward looking statement. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any of these forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

Assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including working capital and capital expenditures. Our capital expenditure budget for 2010 is approximately $3 million and includes spending on information technology infrastructure to support the deployment of additional advertising campaigns and our ongoing operations. We may also use a portion of the net proceeds to execute our strategic plans, either through the acquisition of companies or by other means, although we currently do not have any acquisition or investment planned. We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues.

The primary purposes of this offering are to raise additional capital, create a U.S. public market for our common stock, allow potential future access to the U.S. public markets should we need more capital in the future, increase the profile and prestige of our company with existing and possible future customers, vendors and strategic partners and make our stock more valuable and attractive to our employees and potential employees for compensation purposes.

We will not receive any proceeds from the shares of common stock being sold by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance the operation of our business and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the assumed conversion of our issued and outstanding preferred stock into 2,179,449 shares of common stock at a ratio of 1:1.0534 immediately prior to the closing of this offering and (ii) the issuance of 14,000 shares of common stock upon the assumed exercise of certain warrants and the receipt by us of $16,940 from such exercise; and

•

on a pro forma as adjusted basis to give effect to the issuance by us of              shares of common stock pursuant to this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), and the receipt by us of estimated net proceeds of $             after deducting the underwriting discount and commissions and the estimated offering expenses.

This table should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(unaudited)
	(U.S. dollars in thousands, except per share data)
Cash and cash equivalents	$18,152	$18,169	$

Stockholders’ equity:
Series A-1 Convertible Preferred Stock, $0.001 par value per share, 2,100,000 shares authorized, actual, and zero shares authorized, pro forma and pro forma as adjusted, 2,068,966 shares issued and outstanding, actual, and zero shares issued and outstanding, pro forma and pro forma as adjusted	2	—
Common Stock, $0.001 par value per share, 9,600,000 shares authorized, actual, pro forma and pro forma as adjusted, 5,853,728 shares issued and 4,272,876 outstanding, actual, and 8,047,177 shares issued and 6,466,325 outstanding, pro forma and shares issued and outstanding, pro forma as adjusted	6	8
Additional paid-in capital	49,635	49,652
Treasury stock at cost	(23,213)	(23,213)
Accumulated other comprehensive loss	(843)	(843)
Retained earnings	30,682	30,682

Total stockholders’ equity	56,269	56,286

Total capitalization	$56,269	$56,286	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of total stockholders’ equity and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Our pro forma consolidated net tangible book value as of March 31, 2010 was $            , or $             per share of common stock. Pro forma consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding, assuming conversion of our issued and outstanding preferred stock into shares of common stock at a ratio of 1:1.0534 immediately prior to the closing of this offering and after giving effect to the issuance upon the closing of this offering of 14,000 shares of common stock upon the assumed exercise of certain warrants and the receipt by us of $16,940 from such exercise. Following the sale by us of the              shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) and the receipt and application of the net proceeds of $            , and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma consolidated net tangible book value at March 31, 2010, as adjusted, would have been $             or $             per share. This represents an immediate increase in pro forma consolidated net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors of $             per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Pro forma consolidated net tangible book value per share as of March 31, 2010
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma consolidated net tangible book value per share, as adjusted for this offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value after this offering by $             and the dilution per share to new investors by $            , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth the number of shares of common stock purchased, the total consideration paid, or to be paid to us, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors in this offering
Total		100%			$100%

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              or approximately     %,              shares or approximately     % if the over-allotment option is exercised in full, and will increase the number of shares to be purchased by new investors to approximately     %,              shares or approximately     % if the over-allotment option is exercised in full, of the total common stock outstanding after the offering.

The foregoing tables exclude (i) 3,223,118 shares of common stock reserved for issuance under our equity incentive plan, of which options to purchase 2,862,182 shares of common stock at a weighted average exercise price of $9.84 per share had been granted and were outstanding as of March 31, 2010 and (ii) 120,803 shares of common stock reserved for issuance under warrants granted to certain of our current and former employees and others at an exercise price of $0.001 per share. To the extent these options and warrants are exercised, there will be further dilution to new investors.

If the underwriters’ over-allotment option to purchase common stock is exercised in full, the pro forma consolidated net tangible book value after giving effect to this offering would be $             per share, and the dilution in pro forma consolidated net tangible book value per share to investors in this offering would be $             per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data of Eyeblaster should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of income data for the three months ended March 31, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2010 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(U.S. dollars in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$18,829	$27,659	$44,737	$63,775	$65,075	$11,403	$16,001
Cost of revenues	1,907	2,700	3,243	3,520	3,306	780	881

Gross profit	16,922	24,959	41,494	60,255	61,769	10,623	15,120

Operating expenses:
Research and development	1,605	2,428	4,525	7,443	6,844	1,571	2,261
Selling and marketing	9,084	13,554	23,484	34,936	36,530	7,230	10,048
General and administrative	2,883	4,575	5,990	10,292	6,201	1,614	1,975

Total operating expenses	13,572	20,557	33,999	52,671	49,575	10,415	14,284

Operating income	3,350	4,402	7,495	7,584	12,194	208	836
Financial income (expenses), net	164	162	1,077	753	80	(580)	82

Income (loss) before income taxes	3,514	4,564	8,572	8,337	12,274	(372)	918
Income taxes	772	838	1,213	2,175	2,446	101	358

Net income (loss)	2,742	3,726	7,359	6,162	9,828	(473)	560
Deemed dividend upon repurchase of preferred stock	—	—	(3,469)	—	—	—	—
Accretion of preferred stock dividend preference (1)	(401)	(401)	(558)	(821)	(1,617)	(183)	(518)

Net income (loss) attributable to common stockholders	$2,341	$3,325	$3,332	$5,341	$8,211	$(656)	$42

Net income (loss) per share:
Basic	$1.68	$2.35	$1.04	$1.27	$1.96	$(0.16)	$0.01

Diluted	$0.44	$0.58	$0.59	$0.86	$1.37	$(0.16)	$0.01

Weighted average number of shares of common stock used in computing net income per share:
Basic	1,395,594	1,414,667	3,195,523	4,189,954	4,198,323	4,194,789	4,235,461

Diluted	6,218,714	6,426,892	6,605,837	7,178,999	7,175,757	4,194,789	5,651,466

Pro forma net income per share (unaudited) (2):
Basic					$1.54		$0.08

Diluted					$1.37		$0.07

Weighted average number of shares of common stock used in computing pro forma net income per share (unaudited):
Basic					6,391,772		6,428,910

Diluted					7,176,981		7,831,571

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(U.S. dollars in thousands, except per share data)
Other Data:
Adjusted EBITDA (3)	$3,802	$5,032	$9,343	$11,393	$16,697	$1,235	$2,192
Capital expenditures	965	927	1,447	1,425	1,251	230	1,188

Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$(204)	$1,952	$5,758	$8,737	$10,311	$3,278	$3,944
Net cash provided by (used in) investing activities	157	(265)	(13,278)	13,164	(21,633)	(330)	(1,265)
Net cash provided by financing activities	7	10	7,839	121	45	10	207

	December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,689	$4,619	$4,895	$26,160	$15,363	$28,965	$18,152
Short-term deposits	—	—	—	—	18,357	300	18,474
Short-term marketable securities	3,961	3,299	15,310	544	—	344	—
Trade receivables	8,546	12,628	16,872	15,779	22,104	11,834	18,288
Total assets	17,467	23,411	42,028	49,452	66,890	49,145	68,301
Total stockholders’ equity	4,955	9,228	33,791	40,586	54,815	40,556	56,269

(1)	Represents dividends accrued on preferred stock. Following this offering, we will have no outstanding preferred stock.
(2)	Pro forma net income per share and pro forma weighted average shares outstanding assumes the conversion of preferred stock into common stock, which will occur immediately prior to the closing of this offering. The conversion rate applicable to our preferred stock had been adjusted to reflect the accrual of dividends on the preferred stock. Pro forma net income per share reflects a 1:1.0534 conversation rate of our preferred stock and the issuance of 14,000 shares of common stock upon the assumed exercise of certain warrants and the receipt by us of $16,940 from such exercise. For additional information on the conversion of the preferred stock see footnote 2 to Note 8a to our consolidated financial statements included elsewhere in this prospectus.
(3)	The following table reconciles net income to Adjusted EBITDA for the periods presented and is unaudited:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(U.S. dollars in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income (loss)	$2,742	$3,726	$7,359	$6,162	$9,828	$(473)	$560
Financial (income) expenses, net	(164)	(162)	(1,077)	(753)	(80)	580	(82)
Income taxes	772	838	1,213	2,175	2,446	101	358
Depreciation	435	524	825	1,053	1,211	284	384

EBITDA	$3,785	$4,926	$8,320	$8,637	$13,405	$492	$1,220

Stock-based compensation	17	106	1,023	2,756	3,292	743	972

Adjusted EBITDA	$3,802	$5,032	$9,343	$11,393	$16,697	$1,235	$2,192

Adjusted EBITDA is a metric used by management to measure operating performance. EBITDA represents net income before financial income, net, income tax expense and depreciation. We do not have any amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash stock-based compensation expense. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial income, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), and the impact of non-cash stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of digital advertising campaign management solutions to advertising agencies and advertisers. Our goal is to enable advertisers to engage consumers of digital media with more impact and efficiency.

Our integrated campaign management platform, MediaMind, helps advertisers and agencies simplify the complexities of managing their advertising budgets across multiple digital media channels and formats, including online, mobile, rich media, in-stream video, display and search. MediaMind provides our customers with an easy-to-use, end-to-end solution to enhance planning, creative, delivery, measurement and optimization of digital media campaigns. As a result, our customers are able to enhance brand awareness, strengthen communications with their customers, increase website traffic and conversion, and improve online and offline sales. Our solutions are delivered through a scalable technology infrastructure that allows delivery of digital media advertising campaigns of any size.

We have been in the digital marketing solutions market since our founding in September 1999 and began recognizing revenues in 2001. Since then, we have increased our revenues every year through increased market share, the introduction of new products and geographic expansion. In 2009, we delivered campaigns for approximately 7,000 advertisers using approximately 3,350 media agencies and creative agencies across approximately 5,150 global web publishers in 55 countries throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East.

We became profitable in 2002 and our scalable operating model has enabled us to improve our profitability through 2009, while continuing to invest for future growth. In 2009, despite challenging economic conditions and pricing pressure, we were able to increase our revenues and profits through growth in our customer base, significant growth in the volume of impressions delivered and the introduction of new services. We do not have any debt.

Our Revenues and Expenses

Revenues

We derive our revenues from customers who pay fees to create, execute and measure digital advertising campaigns on MediaMind, our integrated campaign management platform.

Our primary pricing model is based on cost per thousand impressions (“CPM”) delivered by our platform. An “impression” is a single instance of sending an advertisement for display on a web browser or other connected Internet application. Under our primary pricing model, our revenue is the result of multiplying the volume of impressions delivered by the applicable CPM rates. Therefore, we consider growth in the volume of impressions delivered to be a key indicator of our financial condition and operating performance. We have benefited from significant growth in the volume of impressions delivered over time.

Our CPM rates vary based upon a number of factors, including the ad format, the media channel in which the ad is delivered and the geographical location of our customers. Certain of our formats, including rich media and video, generate higher CPMs than others, such as standard display (static design) ads. We do not track our aggregate blended CPM rate since we have found that it does not serve as a meaningful metric due to the variance between the relative volume of impressions delivered in different formats over different periods.

As in many technology businesses, prices in our industry decrease over time for ads delivered in long-existing formats as newer formats gain in popularity. Our ability to provide new and enhanced formats, which can be priced at higher CPM rates than long-existing formats, is important to ensuring that we are able to continue generating revenue and profit growth.

In addition to our focus on delivering new and enhanced CPM formats, we are also focused on growing the standard display format portion of our business, which has grown rapidly in recent years, as part of our strategy to have our customers use us as their full campaign management solution. By providing a full suite of solutions, including standard display, we are able to deliver more impressions, increase our market share and increase our exposure to new and existing customers, thereby creating additional opportunities for upselling of our solutions. While standard display ads generate lower revenues per impression compared with rich media and video formats, they provide an incremental revenue stream to which we were not exposed before we implemented this strategy. The addition and growth of standard display has not impacted our gross margins and we do not expect it to impact gross margins in the near future. Revenue from standard display represented 10% and 11% of our revenues in 2009 and in the three months ended March 31, 2010, respectively.

In certain circumstances, we charge fees that are based on a charge for each click-through, which we refer to as cost per click or CPC. These fees accounted for approximately 2% of our revenues in 2009 and in the three months ended March 31, 2010.

Media agencies are the paying parties for the majority of our services, but in some cases other parties, including publishers or advertisers, may pay our fees. In all cases, our fees cover use of our platform and tools by all parties involved in the campaign, including creative agencies, media agencies and publishers, irrespective of the paying party.

We monitor a number of additional metrics that we consider to be important revenue drivers, including:

•	Any change in the number of advertisers and agencies using our services.

•

The extent to which our customers use our services. Customers may choose to adopt MediaMind as an end-to-end solution for all campaigns they run and across different channels of digital media they use (which customers we refer to as “platform customers”), or they can select MediaMind to run specific campaigns on a specific channel or specific publisher, or may only use us for a portion of the services that we offer (which customers we refer to as “non-platform customers”). Our customer engagements, with both platform and non-platform customers, could be pursuant to long-term agreements (usually twelve months) or on a per-campaign basis. We believe platform customers are more likely to buy additional services from us as they have increased exposure to the value of the capabilities and services that we provide. We have increased our revenues in standard display ads, as a result of a strategy to provide additional services to existing platform customers.

•

The geographic distribution of our revenues. We deliver campaigns across publishers in 55 countries and believe that geographic diversification is an important strength. In 2009 and in the three months ended March 31, 2010, 54% and 52% of our revenues were from Europe, the Middle East and Africa (“EMEA”), 28% were from North America, 15% and 16% were from Asia Pacific and 3% and 4% were from Latin America. In some territories, we sell our services utilizing local selling agents. We generally add a local selling agent in new territories where we believe that we will be able to achieve faster penetration utilizing a local selling agent than through the buildout of our own infrastructure. When we provide services through a local selling agent, we recognize as gross revenues all sales of our service offerings to the media agencies in the territory and pay a commission to such representative as an expense.

•

Our estimated market share relative to the addressable campaign management opportunity. We measure the total digital media that our clients manage through our solutions and the estimated share that it represents of total digital media spend. Based on our estimates, we have gained market share in recent years.

Our revenues have grown from $44.7 million in 2007 to $65.1 million in 2009 and from $7.0 million in the three months ended March 31, 2007 to $16.0 million in three months ended March 31, 2010. The key factors influencing our revenues over this period include:

•

The rate of online advertising spending. Overall advertising spending has historically correlated with economic growth, but online advertising spending has generally increased at a faster rate than overall advertising spending. According to ZenithOptimedia, worldwide online advertising spending increased from $31.1 billion in 2006 to $51.6 billion in 2008, representing a compound annual growth rate (“CAGR”) of 28.8%, while overall advertising increased from $461.3 billion in 2006 to $499.1 billion in 2008, a CAGR of 4.0%.

•	Our innovation and technological strength. We have been able to achieve higher revenues through the provision of more advanced features and functionalities, which generally command higher CPM rates.

•

Increased volume of impressions delivered. We have been able to increase usage of our services through the addition of new customers and through the delivery of additional campaigns and an increased impression volume for existing customers. We increased the number of advertisers we service from approximately 4,000 in 2007 to approximately 7,000 in 2009 and from approximately 1,300 in the three months ended March 31, 2007 to approximately 3,600 in three months ended March 31, 2010. We typically measure advertisers per advertising budget, so if a corporation assigns separate budgets, or appoints agencies to manage separate brands or to serve separate countries, we will count each brand advertising budget as a single advertiser. We have also been able to increase our volume of impressions delivered by penetrating new geographies through expanding our own sales force or through strategic relationships with local selling agents in new territories. As a result, we have generated volume increases over the last several years, which have offset CPM declines (measured on a given format basis). For example, in 2009, we increased our volume of rich media impressions by 44% and increased our volume of standard display impressions by 139% compared to 2008. In the three months ended March 31, 2010, we increased our volume of rich media impressions by 45% and increased our volume of standard display impressions by 87% compared to the three months ended March 31, 2009. We expect to continue to gain market share from increased use of our existing solutions and continued innovation and to benefit if market conditions improve to further increase our revenue in the future.

We do not have any deferred revenues or backlog because we generally recognize revenues at the time the advertising impressions are delivered or click-through occurs. See “Critical Accounting Policies and Estimates—Revenue Recognition.”

Cost of Revenues

Cost of revenues primarily consists of fees we pay to service providers that enable the delivery of advertising campaigns online, principally Akamai, a provider of caching and web acceleration services. The fees include monthly fixed fees and additional fees that are paid in proportion to the bandwidth that is used or the number of impressions that we deliver. Cost of revenues also includes depreciation expense relating to our servers, which are located in several data centers around the world, and which enable us to better support campaign delivery on a global basis, as well as the ongoing maintenance cost of our servers.

Operating Expenses

Operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The largest component of our expenses is personnel costs, which were approximately 66% and 67% of our operating expenses in 2009 and in the three months ended March 31, 2010, respectively. Personnel costs consist of salaries, benefits, and incentive compensation for our employees, including commissions for sales people. Personnel costs are categorized in our statements of operations based on each employee’s principal function.

Research and development expenses primarily consist of costs for personnel involved in research and development activities. Selling and marketing expenses primarily consist of costs related to sales and marketing personnel, as well as branding and advertising expenditures and commissions paid to our local selling agents.

General and administrative expenses primarily consist of personnel costs for our management, as well as other expenses such as accounting and legal expenses.

We expect that our operating expenses will increase over time as we grow our company but at a slower pace than our revenue growth. We expect to continue to expand our sales force, hire new employees and build our network infrastructure to support our growth. However, if we are unable to increase our revenues as expected, or need to increase our operating expenses beyond our expectations in order to maintain our competitive position, our operating margins may decrease.

Historically, our operating margins have not been negatively impacted by the relative mix of rich media, video, and standard display ad services that we provide.

We believe that our general and administrative expenses following the completion of this offering will increase as a result of becoming a public company. This increase will be due to the cost of filing annual and quarterly reports with the SEC, increased audit fees, consulting fees, investor relations, directors’ fees, directors’ and officers’ insurance, legal fees, registrar and transfer agent fees and other costs that we might not have incurred as a private company, which we expect to incur after the completion of this offering. This will be partially offset by termination in 2009 of the management fee agreement with Sycamore Technologies Ventures L.P. See “Certain Relationships and Related Party Transactions—Management Agreement.”

Financial Income, net

In addition to our operating revenues and expenses, we record financial income, net, which to date has consisted primarily of interest income earned on our cash and cash equivalents and marketable securities and foreign currency translation gains and losses. We expect financial income to increase as we temporarily invest the proceeds of this offering in cash, cash equivalents and marketable securities pending their application to grow our business.

Income Taxes

We also record income tax expenses. Our consolidated provision for income taxes and deferred tax assets and liabilities is computed based on a combination of the United States tax rates on our United States income, the Israeli tax rates on our Israeli income, as well as the tax rates of other jurisdictions where we conduct business. We indirectly own all of our subsidiaries through our wholly-owned subsidiary, Eyeblaster Ltd., an Israeli company. The standard corporate tax rate for Israeli companies in 2007 was 29% of their taxable income. It declined to 27% in 2008, 26% in 2009, 25% in 2010 and is scheduled to gradually decline to 18% in 2016 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” or a “Privileged Enterprise” designated as set forth under the Investment Law may be considerably less. Certain facilities of our subsidiary in Israel qualify for “Approved Enterprise” or “Privileged Enterprise” status under the Investment Law. Accordingly, income attributed to the “Approved Enterprise” or “Privileged Enterprise” is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, depending on the percentage of foreign investment in the company.

Since part of our taxable income in Israel is not entitled to tax benefits under the Investment Law and is taxed at the regular tax rate, our effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the Investment Law and in the applicable governmental approvals.

Accretion of Preferred Stock Dividends

In periods prior to this offering, we have also recognized accretion of preferred stock dividends relating to our outstanding preferred stock. All of our preferred stock will be converted into common stock in connection with this offering, and we will no long recognize such accretion in future periods.

Acceleration of Stock Option Expense Upon IPO

As a result of this offering, options to purchase              shares of common stock held by certain of our executive officers and directors will vest immediately and options to purchase an additional              shares of common stock held by certain of our executive officers will vest in twelve equal monthly installments until the one-year anniversary of this offering. As a result, we will record stock-based compensation expenses of $             in the quarter in which the offering occurs and an additional $             of stock-based compensation expenses over the subsequent twelve months.

Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
							(unaudited)
	(U.S. dollars in thousands, except percentages)

Revenues	$44,737	100%	$63,775	100%	$65,075	100%	$11,403	100%	$16,001	100%
Cost of revenues	3,243	7	3,520	6	3,306	5	780	7	881	6

Gross profit	$41,494	93%	$60,255	94%	$61,769	95%	$10,623	93%	$15,120	94%

Operating expenses:
Research and development	$4,525	10%	$7,443	12%	$6,844	11%	$1,571	14%	$2,261	14%
Selling and marketing	23,484	53	34,936	55	36,530	56	7,230	63	10,048	63
General and administrative	5,990	13	10,292	16	6,201	9	1,614	14	1,975	12

Operating expenses	33,999	76	52,671	83	49,575	76	10,415	91	14,284	89

Operating income	7,495	17	7,584	12	12,194	19	208	2	836	5
Financial income (expenses), net	1,077	2	753	1	80	0	(580)	(5)	82	1

Income (loss) before income taxes	8,572	19	8,337	13	12,274	19	(372)	(3)	918	6
Income taxes	1,213	3	2,175	3	2,446	4	101	1	358	2

Net income (loss)	$7,359	16%	$6,162	10%	$9,828	15%	$(473)	(4)%	$560	3%

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Revenues

The following table sets forth our revenues during each of the three months ended March 31, 2010 and 2009 by geographic area:

	2009		2010		Quarter over Quarter Change
	Amount	% of revenues	Amount	% of revenues
	(unaudited)
	(U.S. dollars in thousands, except percentages)
EMEA
United Kingdom	$2,582	23%	$2,482	16%	$(100)	(4)%
France	995	9	1,150	7	155	16
Other	2,657	23	4,649	29	1,992	75

Total EMEA	6,234	55	8,281	52	2,047	33
North America
United States	2,636	23	4,142	26	1,506	57
Canada	316	3	355	2	39	12

Total North America	2,952	26	4,497	28	1,545	52
Asia Pacific	1,846	16	2,586	16	740	40
Latin America	371	3	637	4	266	72

	$11,403	100%	$16,001	100%	$4,598	40%

Revenues increased by $4.6 million, or 40%, to $16.0 million in the three months ended March 31, 2010, from $11.4 million in the three months ended March 31, 2009. We were able to significantly increase our revenue in all regions compared with the three months ended March 31, 2009 as a result of an 89% increase in the volume of impressions delivered, driven primarily by increased market share and general growth of the industry, as well as the improving global economic environment. Revenue growth was higher in our new locations, where we believe there is the greatest potential for expansion, than in our established locations.

Our revenues were also positively impacted by the depreciation of the U.S. dollar relative to foreign currencies. The overall impact on revenues from changes in the exchanges rates between the U.S. dollar and the various foreign currencies led to an increase in revenues of approximately 5.9%.

Cost of revenues and gross margin

The following table sets forth our cost of revenue in each of the three months ended March 31, 2010 and 2009:

	2009	2010	Quarter over Quarter Change
	(unaudited)
	(U.S. dollars in thousands, except percentages)
Cost of revenues	$780	$881	$101	13%

Cost of revenues increased by $0.1 million, or 13%, to $0.9 million in the three months ended March 31, 2010 from $0.8 million in the three months ended March 31, 2009. While fees due to service providers decreased on a per impression basis, overall cost of revenues increased due to the significant increase in the volume of impressions we delivered. Gross margin increased slightly from 93% in the three months ended March 31, 2009 to 94% in the three months ended March 31, 2010.

Operating expenses

The following table sets forth our operating expenses in each of the three months ended March 31, 2010 and 2009:

	2009	2010	Quarter over Quarter Change
	(unaudited)
	(U.S. dollars in thousands, except percentages)
Research and development	$1,571	$2,261	$690	44%
Selling and marketing	7,230	10,048	2,818	39
General and administrative	1,614	1,975	361	22

Total operating expenses	$10,415	$14,284	$3,869	37%

Research and development. Research and development expenses increase by $0.7 million, or 44%, to $2.3 million in the three months ended March 31, 2010, from $1.6 million in the three months ended March 31, 2009. The increase was the result of growth in headcount and increased compensation and related costs for personnel associated with research and development activities. Research and development expenses as a percentage of revenues was 14% in the three months ended March 31, 2009 and in the three months ended March 31, 2010.

Selling and marketing. Selling and marketing expenses increased by $2.8 million, or 39%, to $10.0 million in the three months ended March 31, 2010, from $7.2 million in the three months ended March 31, 2009. The increase was primarily attributable to an increase in compensation expenses relating to growth in headcount associated with supporting the revenue increase in the three months ended March 31, 2010 compared with the three months ended March 31, 2009, especially in Europe and the United States, and the establishment of subsidiaries in Brazil and Mexico, previously operated through a local selling agent. In addition, we increased salaries following salary reductions we initiated in the first half of 2009, as we focused on cutting costs given the uncertain global economic environment. The increase in selling and marketing expenses was also attributable to all other selling and marketing expenses, including travel, training, recruiting and marketing, increasing. Selling and marketing expenses as a percentage of revenues remained constant.

General and administrative. General and administrative expenses increased by $0.4 million, or 22%, to $2.0 million in the three months ended March 31, 2010, from $1.6 million in the three months ended March 31, 2009. This increase was primarily due to an increase in headcount and salaries and related recruiting expenses, partially offset by a decrease in management fees to Sycamore. The management agreement obligated us to pay $1.0 million to Sycamore each year until the agreement terminated in the second quarter of 2009. General and administrative expenses as a percentage of revenues decreased to 12% in the three months ended March 31, 2010, from 14% in the three months ended March 31, 2009.

Financial income (expenses), net

The following table sets forth our financial income (expenses), net, in each of the three months ended March 31, 2010 and 2009:

	2009	2010	Quarter over Quarter Change
	(unaudited)
	(U.S. dollars in thousands, except percentages)
Financial income (expenses), net	$(580)	$82	$(662)	(114)%

Financial income (expenses), net, includes net interest consisted of earnings on our cash, cash equivalents and marketable securities, and foreign currency translation gains and losses. In the three months ended March 31, 2009, in addition to earnings on our cash, cash equivalents and marketable securities, we recorded financial income resulting from dividends received from investments in marketable securities. Foreign currency translation gains and losses arise from the translation adjustments on net assets held by our subsidiaries in euros and in new Israeli shekels to U.S. dollars during consolidation.

The change in financial income (expenses), net, resulted primarily from currency translation losses of $0.6 million we recognized in the three months ended March 31, 2009 compared to an immaterial loss from currency translation expenses in the three months ended March 31, 2010. In addition, we generated higher interest income in the three months ended March 31, 2010, due to an increase in the average interest rate on our investments.

Income tax expense

The following table sets forth our tax expense in each of the three months ended March 31, 2010 and 2009:

	2009	2010	Quarter over Quarter Change
	(unaudited)
	(U.S. dollars in thousands, except percentages)
Income taxes	$101	$358	$257	254%

Our consolidated provision for income taxes and our deferred tax assets and liabilities are computed based on a combination of the United States tax rates on United States income, the Israeli tax rates on Israeli income as well as the tax rates of other wholly-owned subsidiaries in Australia, the United Kingdom, France, Germany, Spain, Mexico, Brazil and Hong Kong.

Income tax expense for the three months ended March 31, 2010 and 2009 totaled $0.4 million and $0.1 million, respectively. Our effective tax rate increased from 20% in the three months ended December 31, 2009 to 39% in the three months ended March 31, 2010 due to non-deductible expenses resulting mainly from stock-based compensation which are spread equally throughout the year as opposed to our taxable income which fluctuates on a quarterly basis and is historically higher in the rest of the year than in the first quarter. The increase was also a result of the establishment of Mexican and Brazilian subsidiaries with relatively high tax rates.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

The following table sets forth our revenues during each of 2008 and 2009 by geographic area:

	2008		2009		Year over Year Change
	Amount	% of revenues	Amount	% of revenues
	(U.S. dollars in thousands, except percentages)
EMEA
United Kingdom	$12,558	20%	$11,559	18%	$(999)	(8)%
France	6,155	10	5,612	9	(543)	(9)
Other	16,368	25	17,758	27	1,390	8

Total EMEA	35,081	55	34,929	54	(152)	0
North America
United States	15,760	25	16,776	26	1,016	6
Canada	1,491	2	1,510	2	19	1

Total North America	17,251	27	18,286	28	1,035	6
Asia Pacific	9,755	15	9,676	15	(79)	(1)
Latin America	1,688	3	2,184	3	496	29

	$63,775	100%	$65,075	100%	$1,300	2%

Revenues increased by $1.3 million, or 2%, to $65.1 million in 2009, from $63.8 million in 2008. Excluding the impact of the appreciation of the U.S. dollar relative to foreign currencies, revenues increased by approximately 5.5%. In spite of the economic slowdown we were able to increase our revenue compared to 2008 as a result of a 103% increase in the volume of impressions delivered, driven primarily by increased market share, partially offset by pricing pressure. We were particularly successful in increasing the utilization of standard display ads by platform customers, as standard display volumes increased 139% in 2009. Pricing pressure was primarily the result of general industry conditions, including economic weakness, and also reflected a discount in pricing given to one customer in expectation of higher volume that did not fully materialize due to economic conditions.

Cost of revenues and gross margin

The following table sets forth our cost of revenues during each of 2008 and 2009:

	2008	2009	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Cost of revenues	$3,520	$3,306	$(214)	(6)%

Cost of revenues decreased by $0.2 million, or 6%, to $3.3 million in 2009 from $3.5 million in 2008, primarily reflecting lower fees due to service providers. Gross margin increased slightly from 94% in 2008 to 95% in 2009.

Operating expenses

The following table sets forth our operating expenses in each of 2008 and 2009:

	2008	2009	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Research and development	$7,443	$6,844	$(599)	(8)%
Selling and marketing	34,936	36,530	1,594	5
General and administrative	10,292	6,201	(4,091)	(40)

Total operating expenses	$52,671	$49,575	$(3,096)	(6)%

Research and development. Research and development expenses decreased by $0.6 million, or 8%, to $6.8 million in 2009 from $7.4 million in 2008. This decrease primarily resulted from a decrease in headcount and a reduction in salaries that we experienced in the first half of 2009, as we focused on cutting costs given the uncertain global economic environment.

Selling and marketing. Selling and marketing expenses increased by $1.6 million, or 5%, to $36.5 million in 2009 from $34.9 million in 2008. This increase was primarily due to an increase in headcount associated with the establishment of subsidiaries in Brazil and Mexico in 2009, previously operated through a local selling agent, and an increase in commissions paid to employees, partially offset by a decrease in marketing expenses. The commission rate paid to employees includes an accelerator rate which is effective once targets are met. Because actual revenues in 2009 exceeded targeted revenues, commission payments were $1.3 million higher than in 2008. Selling and marketing expenses as a percentage of revenues increased to 56% in 2009 from 55% in 2008. This increase was primarily due to an expansion in foreign markets in which we previously operated utilizing local selling agents, as the margin on revenue we generate from such markets is generally lower at first due to start-up expenses.

General and administrative. General and administrative expenses decreased by $4.1 million, or 40%, to $6.2 million in 2009 from $10.3 million in 2008. This decrease was primarily due to a decrease in headcount and a reduction in salaries we experienced in the first half of 2009 as we focused on cutting costs given the uncertain global economic environment, and a decrease in accounting and legal fees, which were higher in 2008 due to the commencement of an initial public offering process in January 2008, after which costs of $1.1 million were expensed following the withdrawal of our registration statement in December 2008. This decrease was also the result of the termination of a management agreement with one of our investors. The management agreement obligated us to pay $1.0 million in management fees to the investment group each year until the agreement terminated in the first half of 2009, which resulted in expense of $0.3 million in 2009, compared to $1.0 million in 2008. General and administrative expenses as a percentage of revenues decreased to 9% in 2009 from 16% in 2008.

Financial income, net

The following table sets forth our financial income, net, in each of 2008 and 2009:

	2008	2009	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Financial income, net	$753	$80	$(673)	(89)%

Financial income, net, includes net interest, dividends received and foreign currency translation gains and losses. In 2008, net interest consisted of earnings on our cash, cash equivalents and marketable securities. In 2009, in addition to earnings on our cash, cash equivalents and marketable securities, we recorded financial income resulting from a tax refund (including interest) for overpayment in the previous year. Foreign currency translation gains and losses arise from the translation adjustments on net assets held by our subsidiaries in euros and in new Israeli shekels to U.S. dollars during consolidation.

Financial income, net decreased by $0.7 million, or 89%, to $0.1 million in 2009 from $0.8 million in 2008. This decrease resulted primarily from currency translation losses of $0.6 million in 2009. During 2008 and 2009, we recognized foreign currency translation net gains of $0.2 million and loss of $0.4 million, respectively. In addition, we generated lower interest income in 2009, due to a decrease in the average interest rate on our investments. The decrease was partially offset by the interest received in connection with the tax refund discussed above.

Income tax expense

The following table sets forth our tax expense in each of 2008 and 2009:

	2008	2009	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Income taxes	$2,175	$2,446	$271	12%

Income tax expense increased by $0.3 million, or 12%, to $2.5 million in 2009 from $2.2 million in 2008. Our effective tax rate decreased from 26% in 2008 to 20% in 2009 due to tax benefits under our Approved and Privilege Enterprise programs in Israel, which were higher in 2009 compared to 2008, as well as a reduction of the tax rate in Israel, and a tax refund in respect of previous years.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

The following table sets forth our revenues during each of 2007 and 2008 by geographic region:

	2007		2008		Year over Year Change
	Amount	% of revenues	Amount	% of revenues
	(U.S. dollars in thousands, except percentages)
EMEA
United Kingdom	$9,250	21%	$12,558	20%	$3,308	36%
France	4,898	11	6,155	10	1,257	26
Other	9,942	22	16,368	25	6,426	65

Total EMEA	24,090	54	35,081	55	10,991	46
North America
United States	12,843	29	15,760	25	2,917	23
Canada	806	2	1,491	2	685	85

Total North America	13,649	31	17,251	27	3,602	26
Asia Pacific (APAC)	6,299	14	9,755	15	3,456	55
Latin America	699	2	1,688	3	989	141

	$44,737	100%	$63,775	100%	$19,038	43%

Revenues increased by $19.0 million, or 43%, to $63.8 million in 2008, as compared to $44.7 million in 2007. The increase was primarily attributable to significant growth in Europe and Asia Pacific markets, as well as penetrating new territories in these markets and in Latin America. Currency fluctuations did not have a material impact on revenues between 2007 and 2008. The increase was also attributable to generating higher revenues from existing accounts through more campaigns and higher volume campaigns. The growth in the number of impressions from 2007 to 2008 was 121%.

Cost of revenues and gross margin

The following table sets forth our cost of revenues in each of 2007 and 2008:

	2007	2008	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Cost of revenue	$3,243	$3,520	$277	9%

Cost of revenues increased by $0.3 million, or 9%, to $3.5 million in 2008 from $3.2 million in 2007. This increase resulted primarily from increased fees due to higher volumes. Gross margin increased from 93% in 2007 to 94% in 2008. This increase resulted from a reduction in content delivery network costs and growth in revenues at a faster rate than the increase in expenses.

Operating expenses

The following table sets forth our operating expenses in each of 2007 and 2008:

	2007	2008	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Research and development	$4,525	$7,443	$2,918	64%
Selling and marketing	23,484	34,936	11,452	49
General and administrative	5,990	10,292	4,302	72

Total operating expenses	$33,999	$52,671	$18,672	55%

Research and development. Research and development expenses increased by $2.9 million, or 64%, to $7.4 million in 2008 from $4.5 million in 2007. The increase resulted primarily from an increase in headcount resulting in increased compensation and related costs for personnel associated with research and development activities, and higher allocated overhead, including rent and depreciation. Research and development expenses as a percentage of revenues increased to 12% in 2008 from 10% in 2007.

Selling and marketing. Selling and marketing expenses increased by $11.4 million, or 49%, to $34.9 million in 2008 from $23.5 million in 2007. This increase was due to an increase in commission costs associated with increased revenues in territories serviced utilizing local selling agents, increased employee salaries and benefits, stock-based compensation and related costs associated with an increase in sales, and hiring of additional account management personnel and the formation of our global services team in anticipation of further growth. Selling and marketing expenses as a percentage of revenues increased to 55% in 2008 from 53% in 2007 as payroll and salary-related expenses increased at a higher rate than the increase in revenue.

General and administrative. General and administrative expenses increased by $4.3 million, or 72%, to $10.3 million in 2008 from $6.0 million in 2007. This increase resulted primarily from the hiring of employees to help expand our infrastructure and manage our growth as well as an increase in stock-based compensation expenses due to additional stock options grants. In addition, we expensed $1.1 million of accounting and legal fees due to the discontinuation of the initial public offering process in December 2008. General and administrative expenses as a percentage of revenues increased to 16% in 2008 from 13% in 2007.

Financial income, net

The following table sets forth our financial income, net in each of 2007 and 2008:

	2007	2008	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Financial income, net	$1,077	$753	$(324)	(30)%

Financial income, net for the years 2007 and 2008 was $1.1 million and $0.8 million, respectively, consisting primarily of earnings on our cash, cash equivalents and marketable securities and foreign currency translation gains and losses.

Financial income, net decreased by $0.3 million, or 30%, to $0.8 million in 2008 from $1.1 million in 2007. This decrease was primarily the result of a decrease in currency translation gains of $0.3 million in 2008. During 2008 and 2007, we recognized foreign currency translation net gains of $0.2 million and $0.4 million, respectively.

Income tax expense

The following table sets forth our tax expense in each of 2007 and 2008:

	2007	2008	Year over Year Change
	(U.S. dollars in thousands, except percentages)
Income taxes	$1,213	$2,175	$962	79%

Income tax expense increased by $1.0 million, or 79%, to $2.2 million in 2008 from $1.2 million in 2007. Our effective tax rate increased from 14% in 2007 to 26% in 2008 resulting primarily from an increase of non-deductible expenses in 2008 and higher tax benefits in 2007 under the “Approved Enterprise” and “Privileged Enterprise” programs in Israel.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows generated by operations and, to a lesser extent, private issuances of equity. We believe that our cash flows from operations and current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. Our principal sources of liquidity are expected to be our existing cash and cash equivalents, which totaled $15.4 million and $26.2 million as of December 31, 2009 and 2008, respectively, and $18.2 million as of March 31, 2010 as well as the cash flow that we generate from our operations and the proceeds from this offering.

Our cash and cash equivalents are highly liquid investments with original maturities of 90 days or less at date of issuance and consist of time deposits and investments in money market funds with commercial banks and financial institutions.

As of December 31, 2009 and March 31, 2010, our short-term deposits were $18.4 million and $18.5 million, respectively. We had no short-term deposits as of December 31, 2008. Our short-term deposits consist of deposits with a contractual maturity of more than three months and less than one year.

As of December 31, 2009 and March 31, 2010, our long-term marketable securities were $2.1 million, as compared to short-term marketable securities of $0.5 million at December 31, 2008. Our marketable securities consist of highly rated government and corporate debt securities and none of them are auction rate securities. Securities with a contractual maturity of less than one year are classified as short-term, and those with maturities of more than one year are classified as long-term.

Operating activities. Cash provided by operating activities consists primarily of net income adjusted for certain non-cash items including depreciation, stock-based compensation, and the effect of changes in working capital. Net cash generated by operating activities in the year ended December 31, 2009 was $10.3 million and was generated primarily by our net profit. Adjustments for non-cash items were fully offset by a significant increase in trade receivables, reflecting higher revenues in the fourth quarter, and a decrease in payables and payroll accruals. Net cash provided by operating activities for the years ended December 31, 2008 and 2007 were $8.7 million and $5.8 million, respectively, reflecting net profit adjusted for non-cash items being offset by an increase in trade receivables, reflecting higher revenues in the fourth quarter which fourth quarter increase was more significant in 2007 than 2008. Net cash provided by operating activities in the three months ended March 31, 2010 and March 31, 2009 were $3.9 million and $3.3 million, respectively, reflecting net income and loss, adjusted for non-cash items and changes in working capital, primarily a significant decrease in trade receivables, reflecting our historically lower revenue in the first quarter of the year.

Investing activities. Net cash used in investing activities in the year ended December 31, 2009 was $21.6 million, consisted of the purchase of short-term deposits, marketable securities and capital expenditures. Capital expenditures are generally comprised of computer hardware, software, and leasehold improvement for our facilities. Net cash provided by investing activities in 2008 was $13.2 million which consisted primarily of the redemption of marketable securities, offset by capital expenditures. Net cash used in investing activities in the year ended December 31, 2007 was $13.3 million, consisted of the purchase of marketable securities and capital expenditures. Net cash used in investing activities in the three months ended March 31, 2010 was $1.3 million, which consisted of capital expenditures. Net cash used in investing activities in the three months ended March 31, 2009 was $0.3 million, which consisted of the purchase of short term deposits and capital expenditures, partially offset by the sale of marketable securities. Our capital expenditures were $1.3 million in 2009, and we expect to invest higher amounts in 2010 to support our expansion.

Financing activities. Net cash provided by financing activities for the years ended December 31, 2009 and 2008 were $45 thousand and $121 thousand, respectively, generated by the exercise of stock options under our equity incentive plan. Net cash provided by financing activities for the year ended December 31, 2007 was $7.8 million, primarily attributed to an equity round of financing in April 2007, when we issued preferred stock to several new investors for total consideration of $30.0 million, partially offset by $22.4 million paid to repurchase shares from certain existing stockholders. Net cash provided by financing activities for the three months ended March 31, 2010 and 2009 were $207 thousand and $10 thousand, respectively, generated by the exercise of stock options under our equity incentive plan.

Commitments and Contingencies

The following table presents minimum payments due under contractual obligations with minimum firm commitments as of December 31, 2009:

		For the year ended December 31,
	Total	2010	2011	2012	2013	2014	Thereafter
	(U.S. dollars in thousands)
Rent, motor vehicle and other services	$7,346	$3,118	$1,848	$978	$813	$469	$120

Due to the uncertainty of the timing of future cash flows associated with our uncertain income tax position (see Note 7f, “Income Taxes,” to the consolidated financial statements included in this prospectus), we are unable to make reasonably reliable estimates for the period of cash settlement, if any, with the respective taxing authorities.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Seasonality and Fluctuations in Quarterly Operation Results

Our operating results have historically fluctuated on a quarterly basis due to the seasonal nature of Internet advertising, and we expect this fluctuation to continue. Our fourth calendar quarter is typically the strongest, generating approximately 34% and 39% of our revenues for the years ended December 31, 2009 and 2007, respectively. Revenue in the fourth quarter of 2008 generated approximately 26% of our annual revenue, as a result of the economic slowdown in 2008. Our first quarter is often the weakest quarter, generating approximately 18%, 21% and 16% of our revenues for the years ended December 31, 2009, 2008 and 2007, respectively. The increase in revenue in the fourth quarter is primarily the result of heavy digital media advertising and online shopping during November and December due to the holidays. The drop in revenues in the first quarter is linked to the drop in digital media advertising and shopping that occurs at the beginning of each year. Prior to 2008, our growth largely masked most of the cyclicality and seasonality effects on our business. Cyclicality and seasonality may have a more pronounced effect on our operating results in the future, as our growth slows, and may in the future cause our operating results to fluctuate.

The following is a summary of our quarterly results in each of the last nine fiscal quarters:

	Quarter ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(U.S. dollars in thousands)
Revenues	$13,589	$17,549	$16,240	$16,397	$11,403	$16,009	$15,231	$22,432	$16,001
Cost of revenues	623	875	997	1,025	780	869	819	838	881

Gross profit	12,966	16,674	15,243	15,372	10,623	15,140	14,412	21,594	15,120

Operating Expenses:
Research and development	1,715	1,961	1,973	1,794	1,571	1,718	1,795	1,760	2,261
Selling and marketing	7,644	9,402	9,294	8,596	7,230	8,833	9,134	11,333	10,048
General and administrative	2,476	2,627	2,183	3,006	1,614	1,525	1,448	1,614	1,975

Operating expenses	11,835	13,990	13,450	13,396	10,415	12,076	12,377	14,707	14,284

Operating income	1,131	2,684	1,793	1,976	208	3,064	2,035	6,887	836
Financial income (expenses), net	404	141	(261)	469	(580)	(34)	528	166	82

Income before income taxes	1,535	2,825	1,532	2,445	(372)	3,030	2,563	7,053	918
Income taxes	449	651	283	792	101	652	618	1,075	358

Net income	$1,086	$2,174	$1,249	$1,653	$(473)	$2,378	$1,945	$5,978	$560

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse change in financial market prices and rates. In the course of our normal operations, we are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates.

Foreign Exchange Risk

We conduct business in a large number of countries in the Americas, Europe, Asia, Australia, Latin America and the Middle East. Most of our revenues are generated in U.S. dollars, the euro, the Australian dollar and the British pound sterling. Based on our results for the year ended December 31, 2009, a 1% increase (decrease) in the value of the euro, the Australian dollar and the British pound sterling against the U.S. dollar would have increased (decreased) our revenues by $156 thousand, $41 thousand and $86 thousand, respectively. Based on our results for the three months ended March 31, 2010, a 1% increase (decrease) in the value of the euro, the Australian dollar and the British pound sterling against the U.S.

dollar would have increased (decreased) our revenues by $41 thousand, $12 thousand and $15 thousand, respectively, for the three months ended March 31, 2010. Most of our expenses are denominated in U.S. dollars, the new Israeli shekel, the British pound sterling and the euro. Based on our results for the year ended December 31, 2009, a 1% increase (decrease) in the value of the new Israeli shekel, the British pound sterling and the euro against the dollar would have increased (decreased) our expenses by $93 thousand, $48 thousand and $50 thousand, respectively. Based on our results for the three months ended March 31, 2010, a 1% increase (decrease) in the value of the new Israeli shekel, the British pound sterling and the euro against the dollar would have increased (decreased) our expenses by $10 thousand, $13 thousand and $19 thousand, respectively. In the future, the percentage of our revenues earned in other currencies may increase as we further expand our sales internationally. Accordingly, we are subject to the risk of exchange rate fluctuations between such other currencies and the dollar. In 2010, the European economy has been under stress, due in large part to uncertainty in the European sovereign debt markets, and the U.S. dollar has appreciated significantly against the euro and the British pound sterling. Our expenses in currencies other than the new Israeli shekel tend to be hedged by revenues being denominated in the same currency, which helps reduce the impact of currency fluctuations on our profit margins. We hedge our expenses denominated in new Israeli shekels. The sensitivity analysis provided above does not give effect to this cash flow hedging program.

Interest Rate Risk

As of March 31, 2010, we had no outstanding debt, and accordingly were not subject to interest rate risk on debt. We invest our cash in a combination of cash equivalents and marketable securities, all of which marketable securities are at least AA+ rated U.S. corporate bonds. Our cash throughout the world is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue, the allowance for doubtful accounts, stock-based compensation and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

We believe the following critical accounting policies require our more significant judgments in preparing our consolidated financial statements:

Revenue Recognition

We generate revenues primarily from monthly transaction volume-based fees earned by us for making MediaMind available to our customers on an Application Service Provider, or ASP, basis. Accordingly, such revenue is recognized in accordance with ASC 605, “Revenue Recognition” and Staff Accounting Bulletin No. 104, “Revenue Recognition”, in the month that the advertising impressions or click-throughs occur, provided the following four criteria are met:

•

Persuasive evidence of an arrangement exists. We generally require a purchase order from a customer specifying the terms and conditions of the services to be delivered. Alternately, we have entered into long term agreements with certain of our customers specifying the terms and conditions of the services provided by us to such customers.

•	Delivery. We deem delivery of our services to have occurred when the advertising impressions or click-throughs are delivered by our platform.

•

The fees are fixed and determinable. We consider the fees to be fixed and determinable if they are not subject to a refund or adjustment. Our services are of a type that are not subject to a refund or customer acceptance provisions.

•

Collection is probable. Probability of collection is assessed on a customer-by-customer basis based on a number of factors including credit-worthiness and our transaction history with the customer. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay.

Our customers do not have the right to take possession of our software at any time during or after the term of the relevant customer agreement. Accordingly, as prescribed by ASC 605-30 (formerly: EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware”) our revenue recognition is outside the scope of ASC 985-605 “Software, Revenue Recognition” and within the scope of ASC 605, “Revenue Recognition” and Staff Accounting Bulletin No. 104, “Revenue Recognition”.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ inability to pay us which is accounted for in accordance with ASC 450, Contingencies (formerly FAS 5). The provision is based on our historical experience with specific customers and an assessment of whether they are probable to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. Historically, we have not experienced any material losses on our accounts receivable. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivables, our future provision for doubtful accounts could be materially affected.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We adopted ASC 740 (formerly: FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an Interpretation of FASB Statement No. 109”). ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. ASC 740 also prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate as well as the related net interest.

Stock-based Compensation

We recognize stock-based compensation expenses in accordance with ASC 718 (formerly: SFAS No. 123 (revised 2004), “Share-Based Payment”) which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (“SAB 110”) relating to ASC 718. We applied the provisions of SAB 110 in our adoption of ASC 718.

We determine the fair value of stock-based awards on the dates of grant using the Black-Scholes option-pricing model. The valuation model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method.

We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

The fair value of stock options granted to employees and directors for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010 was estimated using the weighted average assumptions in the table below. Because our stock was not publicly traded during these periods, the expected volatility was calculated based upon peer public companies in the past one to four years. The expected option term represents the period that stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 110 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero- coupon bonds with an equivalent term. We have historically not paid dividends and have no plans to pay dividends in the foreseeable future. Based on an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), the intrinsic value of all vested and unvested stock options as of March 31, 2010 was $             and $            , respectively.

	Year ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Risk free interest	4.27%	2.46%-5.68%	2.23%-3.6%	2.88%-3.6%	4.43%-5.33%
Dividend yields	0%	0%	0%	0%	0%
Volatility	85%	85%	80%-85%	85%	80%
Expected term (in years)	6.08	5-10	4.8-7	5-7	5-7
Weighted average fair value at grant date	$11.23	$13.63	$13.08	$10.21	$26.20

Information on stock options granted to employees and directors since January 1, 2007 is set forth in the following table:

Grant Date	Options Granted	Exercise Price
October 9, 2007	1,135,068	$11.30
March 13, 2008	410,164	14.09
April 7, 2008	25,000	14.09
November 21, 2008	198,115	12.63
February 11, 2009	363,975	10.21
April 1, 2009	300	10.21
July 28, 2009	129,600	10.21
November 11, 2009	238,400	17.50
March 2, 2010	46,750	26.20
March 22, 2010	8,000	26.20

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of our Capital Stock. In order to determine the fair value of our common stock with respect to most grants of stock options during the periods ended December 31, 2007, 2008, 2009 and March 31, 2010, we engaged BDO Ziv Haft Consulting & Management Ltd., or BDO, an independent valuation firm.

The analyses that BDO performed provided an estimate of the fair value of a minority interest in our common equity as of the valuation dates. First, BDO determined the present value of the total stockholders’ equity, and then BDO allocated this value to the different stockholders, with regard to the preference of each stock.

In November 2007, we obtained from BDO a valuation report regarding the fair value of our common stock as of June 30, 2007. In estimating the fair value of our common stock, BDO considered that we were in the fifth stage of development as set forth in the AICPA Practice Aid, Valuation of Privately-held Company Securities Issued as Compensation (the “AICPA Practice Aid”), characterized by financial success such as operating profitability and positive cash flows. A liquidity event of some sort is also typical to this stage. Given this stage of development, BDO used the income approach to determine that our total company value was $94.2 million as of June 30, 2007. BDO also took into account the implied valuation from our April 2007 financing. Our revenue forecasts assumed an annual growth rate that was initially consistent with the increase in revenues experienced between the years 2005 and 2007, and assumed that such growth rate would decline over time until reaching the market’s annual growth. Our forecasts at that time also assumed that we would continue to make improvements to our gross margins. The assumptions underlying the forecasts were consistent with our business plan.

BDO used the option-pricing method to allocate our total company value of $94.2 million between our preferred and common stock. The option-pricing method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. Accordingly, BDO first derived the following ranges of company values: (i) the range of values in which the preferred stockholders would receive proceeds and common stockholders would not, (ii) the range of values in which proceeds to common stockholders increase and the proceeds to the preferred stockholders remain constant because at that range, BDO assumed that the preferred stockholders would choose not to convert and therefore would not participate in the additional proceeds generated in that range and (iii) the range of values in which the proceeds to the preferred and common stockholders increase. After deriving these different ranges of values, BDO determined the value of each segment using the Black-Scholes pricing model, including a maturity assumption of three years from June 30, 2007, a volatility assumption based on the volatility of peer public companies, and an assumed risk-free rate based on a three-year U.S. treasury bond. The discount rate was determined with reference to our weighted average cost of capital (“WACC”) of 25.0%. According to BDO, such a discount rate reflects the stage of the company and the risks associated with achieving our forecasts. If a different discount rate had been used, the valuation would have been different. During the third quarter of 2007, our management determined that our overall value had not changed since the valuation of our common stock as of June 30, 2007, and accordingly there was no need to obtain an updated independent valuation for our common stock. It was management’s belief that the estimated fair value of our common stock during the third quarter of 2007 remained constant based on our results of operations. In particular, actual revenues in the third quarter of 2007 were flat with the second quarter of 2007. As a result, based on the determination of management, our board of directors continued to use $11.30 as the exercise price of our common stock for the option grants made on October 7, 2007.

After exploring various strategic opportunities in May 2007, we began seriously considering the possibility of an initial public offering in November 2007. Following the commencement of an initial public offering process in January 2008, we determined that the possibility of such an offering or other liquidity event had increased.

In February 2008, we engaged BDO to perform a contemporaneous valuation of our common stock due to the commencement of an initial public offering process. In estimating the fair value of our common stock as of February 29, 2008, BDO considered that we had progressed from the fifth to the sixth stage of development as set forth in the AICPA Practice Aid, typically characterized by financial history of profitable operations or generation of positive cash flows. An initial public offering could also occur during this stage. Given this stage of development, BDO used the weighted-probability method approach based on four possible future scenarios: initial public offering (“IPO”), merger or sale, dissolution or remaining a private company. Based on our assessment of our business and prospects, BDO assigned a probability of 30% to an IPO, 20% to a merger or sale, 10% to dissolution and 40% to remaining a private company. The probability of an IPO at this time remained relatively low due to global economic dynamics and the early stage of valuation discussions with the underwriters. Our revenue forecasts assumed an annual growth rate that was initially consistent with the increase in revenues we experienced in the years 2006 and 2007, and assumed that such growth rate would decline over time until reaching the market’s annual growth. Our forecasts also assumed that our gross margins would decline somewhat after 2008. Following this analysis, BDO discounted to present value the weighted company values of each scenario to determine our total value. BDO then determined the value of our common stock, based on the economic impact of the conversion rights and liquidation preferences of our preferred shares. For each scenario, the fair value of the common stock was calculated by deducting the present value allocated to company’s debt to the preferred stockholders from the present value of the company under such scenario. Under the IPO scenario, a value of zero was allocated to the present value of the debt to the preferred stockholders, because the liquidation preference amount per share to be accrued as of the date of the valuation was lower than the estimated IPO value. As a result, the valuation assumes, as do our pro forma equity calculations (see Note 8 to our consolidated financial statements included in this prospectus), that those shares of preferred stock will be converted into common stock. Under the merger or sale scenario, a value of zero was allocated to the present value of the debt to the preferred stockholders, based on the assumption that all preferred stockholders would elect to convert their preferred stock, because the liquidation preference amount per preferred share accrued as of the date of the valuation would be lower than the estimated proceeds under the merger or sale scenario. Under the dissolution scenario, the entire present value of the company, which was lower than the accrued liquidation preference amount per share as of the date of the valuation, was allocated to the present value of the debt to preferred stockholders. Under the private company scenario, an amount in cash equal to the liquidation preference at the valuation date was allocated to the present value of the debt to preferred stockholders. Based on the weighted values of these scenarios, BDO estimated that our present value as of February 29, 2008 was $121 million. The discount rate was determined with reference to the company’s WACC of 25.0%, assuming no material change in the risks associated with achieving our forecasts had occurred since the November 2007 valuation. BDO therefore determined that the fair value of our common stock was $14.09 per share as of February 29, 2008.

The increase in valuation as of February 2008 as compared to the June 2007 valuation was principally due to improved management projections which resulted in a higher discounted cash flow valuation in the private company scenario and the increased likelihood and proximity of an IPO. We experienced strong revenue growth in the fourth quarter of 2007 and at the beginning of 2008. Actual revenue in the fourth quarter of 2007 totaled $17.5 million representing an increase of 70% from revenues of $10.3 million in the third quarter of 2007. Fourth quarter growth was reinforced by continued strong revenue growth through the valuation date in the first quarter of 2008.

In March and April 2008, we granted options to purchase 410,164 and 25,000 shares of our common stock, respectively, at an exercise price of $14.09 per share based on the valuation report provided by BDO.

In July 2008, we engaged BDO to perform a valuation of our common stock as of June 30, 2008. Since there was no change in our stage of development, BDO used the same method in estimating the fair value of our common stock as was used for the February 2008 valuation. Based on an assessment of our business and prospects, BDO assigned a probability of 50% to an IPO, 20% to a merger or sale, 10% to dissolution and 20% to remaining a private company. The probability of an IPO at this time increased due to management’s increased focus on completing an IPO and improved financial performances that validated and exceeded our projections. Based on the weighted values of these scenarios, BDO estimated that our present value as of June 30, 2008 was $217 million. The discount rate was determined with reference to the company’s WACC of 23.9%, assuming the risks associated with achieving our forecasts had decreased since the February 2008 valuation, based on the 20-year bond yield and the expected equity risk premium. BDO therefore determined that the fair value of our common stock was $25.04 per share as of June 30, 2008. We did not grant options based on this valuation.

As a result of the global economic slowdown experienced in late 2008, it was management’s belief that the estimated fair value of our common stock during the second quarter of 2008 was not representative of our present value. We therefore retained BDO in November 2008 to perform a valuation of our common stock as of September 30, 2008. Since there was no change in our stage of development, BDO used the same method in estimating the fair value of our common stock as was used for the June 2008 valuation. Based on an assessment of our business and prospects, BDO assigned a probability of 30% to an IPO, 20% to a merger or sale, 10% to dissolution and 40% to remaining a private company. The probability of an IPO at this time decreased due to the economic slowdown and a decrease in our revenues in comparison to our projections. Based on the weighted values of these scenarios, BDO estimated that our present value as of September 30, 2008 was $116 million. The discount rate was determined with reference to the company’s WACC of 23.9%, assuming the risks associated with achieving our forecasts remained the same since the June 2008 valuation, based on the 20-year bond yield and the expected equity risk premium. BDO therefore determined that the fair value of our common stock was $12.63 per share as of September 30, 2008.

In November 2008, we granted options to purchase 198,115 shares of our common stock at an exercise price of $12.63 per share, based on the valuation report provided by BDO.

In February 2009, we engaged BDO to perform a valuation of our common stock as of December 31, 2008. Since there was no change in our stage of development, BDO used the same method in estimating the fair value of our common stock as was used for the September 2008 valuation. There was no change to the assessment of our business and prospects; therefore BDO assigned the same probabilities used in September valuation. Based on the weighted values of these scenarios, BDO estimated that our present value as of December 31, 2008 was $97 million. The discount rate was determined with reference to the company’s WACC of 23.9%, assuming the risks associated with achieving our forecasts remained the same since the November 2008 valuation, based on the 20-year bond yield and the expected equity risk premium. BDO therefore determined that the fair value of our common stock was $10.21 per share as of December 31, 2008.

The decrease in valuation as of December 2008 as compared to the September 2008 valuation was principally due to a decrease in management projections regarding the expected value and likelihood of an IPO and a merger or sale. We experienced a revenue decline in the fourth quarter of 2008 and at the beginning of 2009. Actual revenue in the fourth quarter of 2008 totaled $16.4 million representing a decrease of 6% from revenues of $17.4 million in the fourth quarter of 2007. The fourth quarter revenue decline was followed by a continued decline in revenues through the valuation date in the first quarter of 2009. Our projections, on which BDO based their discounted cash flow estimations, were consistent with the economic slowdown and our results which were lower than 2008 and therefore presented a lower value for the company.

In February, April and July 2009, we granted options to purchase 363,975, 300 and 129,600 shares of our common stock, respectively, at an exercise price of $10.21 per share, which was based on the valuation report provided by BDO referred to above.

During the second and third quarter of 2009, our management determined that our overall value had not changed since the valuation of our common stock as of December 31, 2008, and accordingly there was no need to obtain an updated independent valuation for our common stock. It was management’s belief that the estimated fair value of our common stock during the second and third quarter of 2009 remained constant based on our results of operations. As a result, based on the determination of management, our board of directors continued to use $10.21 as the exercise price of our common stock for the option grants made in April and July 2009.

In October 2009, we engaged BDO to perform a valuation of our common stock as of August 31, 2009. Since there was no change in our stage of development, BDO used the same method in estimating the fair value of our common stock as was used for the December 2008 valuation. Based on our assessment of our business and prospects, BDO assigned the same probabilities used in the December valuation. Based on the weighted values of these scenarios, BDO estimated that our present value as of August 31, 2009 was $118 million. The discount rate was determined with reference to the company’s WACC of 22.0%, based on the 20-year bond yield and the expected equity risk premium. The decrease in the discount rate reflected, in BDO’s opinion, the mix of an improvement in general market conditions and the stability of our financial results compared to those of traded companies. BDO therefore determined that the fair value of our common stock was $13.05 per share as of August 31, 2009.

The increase in valuation as of August 31, 2009 as compared to the December 2008 valuation (which reflected, based on management’s belief, the valuation as of April 2009 as well), was principally due to improved management projections. This resulted in a higher discounted cash flow valuation in the private company scenario and the increased estimated value of an IPO or merger or sale scenarios. The decrease in the discount rate BDO used in this valuation as compared to the discount rate BDO used in the December 2008 valuation also contributed to the increase in valuation. Based on the August 31, 2009 valuation, it was management’s belief that it was reasonable to assume our overall value had increased during the end of the second quarter, and as a result we recognized compensation expenses based on a fair value of our common stock of $13.05 per share.

We experienced strong revenue growth beginning in September 2009. Actual revenue in September and October 2009 totaled $6.5 million and $6.4 million, respectively, representing an increase of 21% and 26% from revenues of $5.4 million and $5.1 million in September and October, 2008, respectively.

On November 11, 2009, we granted options to purchase 238,400 shares of our common stock. The strong revenue growth that began in September continued through the grant date. Actual revenue in the fourth quarter of 2009 totaled $22.4 million, representing an increase of 37% from revenues of $16.4 million in the fourth quarter of 2008. Considering the strong results we experienced in late 2009, it was management’s belief that the estimated fair value of our common stock as of August 31, 2009 was no longer representative of our present value in connection with the November grant. For the November grant, we estimated the fair value of our common stock without the use of an independent expert, and assigned a probability of 40% to an IPO, 30% to a merger or sale, 10% to dissolution and 20% to remaining a private company. Considering the strong revenue experiences in late 2009, we also increased the value estimated for each scenario. Based on our valuation, we determined that the fair value of our common stock was $17.49 per share as of October 31, 2009. The options we granted on November 11, 2009 were at an exercise price of $17.50 per share based on the internal valuation.

We started contemplating the possibility of an initial public offering in December 2009 and we determined that the increased possibility of such an offering or other liquidity event meant that our business had advanced and that it was appropriate to reassess our valuation. We engaged BDO in December 2009 to perform a valuation of our common stock as of November 30, 2009. Since that there was no change in our stage of development, BDO used the same method in estimating the fair value of our common stock as was used for the August 2009 valuation. Based on our assessment of our business and prospects, BDO assigned a probability of 45% to an IPO, 25% to a merger or sale, 10% to dissolution and 20% to remaining a private company. The probability of an IPO at this time increased due to management’s increased focus on completing an IPO and improved financial performances that validated and exceeded our projections. The discount rate was determined with reference to the company’s WACC of 22.0%, assuming the risks associated with achieving our forecasts had decreased since the August 2009 valuation, based on the 20-year bond yield and the expected equity risk premium. BDO determined the discount rate remained the same since although there was an overall improvement in the global economy and specific improvement in the market of peer public companies since the previous valuation in

November 2009, BDO believed there was still uncertainty enveloping the global markets which increased the risks associated with achieving our forecasts. Based on the weighted values of these scenarios, BDO estimated that our present value as of November 30, 2009 was $200 million. BDO therefore determined that the fair value of our common stock was $21.41 per share as of November 30, 2009. We have not granted options based on this valuation.

The increase in valuation as of November 30, 2009 as compared to October 31, 2009 was due in part to an increase in the probability of an IPO to 45% (from 40%) and a decrease in the probability of a merger or sale to 25% (from 30%), but resulted principally from an increase in the expected valuation for each scenario. At October 31, 2009, we estimated the expected value of an IPO to be within a range of $250 million to $300 million, but for the November 30, 2009 valuation, this was increased to a range of $300 million to $400 million. At October 31, 2009, we estimated the expected value of a merger or sale to be within a range of $200 million to $250 million, but for the November 30, 2009 valuation, this was increased to a range of $250 million to $300 million. It was management’s belief that it was reasonable to assume our probable value for each scenario had increased due to the improvement in our results since the previous valuation and the overall improvement in the global economy. This improvement was followed by an update of our future projections, which reflected a discounted cash flow value of $200 million at November 30, 2009 compared to $157 million at October 31, 2009. The discounted cash flow value represents the value of the company assuming we remain a private company.

Following commencement of the initial public offering process in January 2010, we determined that the increased possibility of such an offering or other liquidity event meant that our business had advanced and that it was appropriate to reassess our valuation. We retained BDO to conduct such valuation as of January 31, 2010. Since there was no change in our stage of development, BDO used the same method in estimating the fair value of our common stock as was used for the November 2009 valuation. Based on an assessment of our business and prospects, BDO assigned a probability of 50% to an IPO, 20% to a merger or sale, 10% to dissolution and 20% to remaining a private company. Based on the weighted values of these scenarios, BDO estimated that our present value as of January 31, 2010 was $245 million. The discount rate was determined with reference to the company’s WACC of 20.0%, assuming the risks associated with achieving our forecasts has decreased since the November 2009 valuation, based on the 20-year bond yield and the expected equity risk premium. BDO therefore determined that the fair value of our common stock was $26.20 per share as of January 31, 2010.

The increase in valuation as of January 31, 2010 as compared to November 30, 2009 resulted from various factors.

We started contemplating the possibility of an initial public offering in December 2009, followed by discussions we held with multiple potential advisors in December 2009. As a result, the probability of an IPO increased to 50% (from 45% at November 30, 2009) and the probability of a merger or sale decreased to 20% (from 25%). Additionally the expected valuation for each scenario changed. At November 30, 2009, we estimated the expected value of an IPO to be within a range of $300 million to $400 million. For the January 31, 2010 valuation, this was increased to a range of $350 million to $425 million. At November 30, 2009, we estimated the expected value of a merger or sale to be within a range of $250 million to $300 million. For the January 31, 2010 valuation, this was increased to a range of $275 million to $325 million. It was management’s belief that it was reasonable to assume our probable value for each scenario had increased as a result of the improvement in our results in November and December 2009, followed by the strong results we experienced in January 2010. Additionally, our projections as of January 31, 2010 were higher than our projections as of November 30, 2009, resulting from both our financial results for the previous two months and the overall improvement in the global economy. This improvement was reflected in a discounted cash flow value of $245 million at January 31, 2010, compared to $200 million at November 30, 2009.

In addition, for the January 31, 2010 valuation BDO used a discount rate of 20%, which is lower than the discount rate they had used for the previous company valuations. The decrease of the discount rate was based on an overall improvement in the global economy and specific improvement in the internet advertising market.

On March 2, 2010 and March 22, 2010, we granted options to purchase 46,750 shares and 8,000 shares of our common stock, respectively, at an exercise price of $26.20 per share, based on the valuation report provided by BDO.

We believe that BDO used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Aid to determine the fair value of our common stock. Nevertheless, determining the fair value of our common stock requires making complex and subjective judgments. The approach to valuation uses estimations which are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates. Although it is reasonable to expect that the completion of our initial public offering will add value to our common stock because they will have increased liquidity and marketability, the amount of additional value cannot be measured with absolute precision or certainty.

BUSINESS

We are a leading global provider of digital advertising campaign management solutions to advertising agencies and advertisers. Our goal is to enable advertisers to engage consumers of digital media with more impact and efficiency.

Our integrated campaign management platform, MediaMind, helps advertisers and agencies simplify the complexities of managing their advertising budgets across multiple digital media channels and formats, including online, mobile, rich media, in-stream video, display and search. MediaMind provides our customers with an easy-to-use, end-to-end solution to enhance planning, creative, delivery, measurement and optimization of digital media campaigns. As a result, our customers are able to enhance brand awareness, strengthen communications with their customers, increase website traffic and conversion, and improve online and offline sales. Our solutions are delivered through a scalable technology infrastructure that allows delivery of digital media advertising campaigns of any size.

We are the only major provider of integrated campaign management solutions not committed to, or affiliated with, a particular publisher, agency or agency group, or advertising network. We believe our independence allows us to provide our customers with unbiased insight and analysis regarding the implementation and effectiveness of their digital media campaigns.

In 2009, we delivered campaigns for approximately 7,000 brand advertisers using approximately 3,350 media agencies and creative agencies across approximately 5,150 global web publishers in 55 countries throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East. We derive our revenue from customers who pay fees to create, execute and measure advertising campaigns on our platform. Our revenue has increased from $44.7 million in 2007 to $65.1 million in 2009. Our Adjusted EBITDA, which we define as EBITDA excluding stock-based compensation expense, grew from $9.3 million in 2007 to $16.7 million in 2009 and our net income grew from $7.4 million to $9.8 million during the same period.

Industry Background

Over the last decade, the consumption of media has increasingly moved from traditional media channels, such as television, radio and print media, to digital media channels. Digital media channels offer consumers significant flexibility and choice relative to traditional media channels, and as such, present advertisers with new opportunities to reach a global audience with highly targeted, interactive and measurable advertising campaigns. The transition to digital media also introduces unique challenges and complexities for advertisers, including fragmentation of the audience base and advertising inventory, limited consumer engagement and lack of standardization. The process of planning and executing digital media advertising campaigns differs significantly from the traditional process to which advertisers have grown accustomed. This creates a unique opportunity for an integrated digital advertising campaign management platform to address the underlying complexities and challenges associated with digital media advertising and to enable delivery and management of campaigns with more impact and efficiency.

Media consumption is moving from offline to online

Consumers are increasingly using digital channels for their communication, media intake and shopping needs. Consumers that historically read newspapers or magazines for the latest news now get their news from websites, portals or blogs, and increasingly turn to social networks and other forms of user-generated media for their entertainment and communication needs. Online video, previously a user-generated space, has evolved to serve premium video content, affecting the traditional TV model. Consumers are also accessing the Internet through a variety of entry points, including computers, mobile devices, gaming consoles and web-enabled televisions. The large number of websites visited by consumers, combined with the multiple access points for digital content, has resulted in significant audience fragmentation and is disrupting how advertisers reach and engage consumers.

Advertising budgets are migrating online

Advertisers are allocating a greater portion of their spending online as more consumers use the Internet as a preferred medium for accessing information and purchasing products and services. According to International Data Corporation’s Worldwide Digital Marketplace Model and Forecasts Database, worldwide online advertising spend is expected to grow from $60.5 billion in 2009 to $102.6 billion in 2013. However, the transition of advertising budgets to online media channels has lagged relative to consumer time spent online. Internet advertising represented only 12.2% of the total U.S. advertising market in 2008 according to eMarketer, while 50% of weekly media consumption among U.S. adults is via the Internet according to Forrester Research.

Traditional brand advertisers, such as consumer packaged goods companies, have been slower to transition their budgets online; however, we believe they are increasingly recognizing the unique benefits offered by the Internet and are allocating more of their marketing budgets to digital channels. We expect this trend to accelerate in the future as advertisers can more effectively measure success, standardization improves and innovative advertising formats allow more engaging brand experiences.

New distribution channels and advertising formats continue to emerge

The digital media landscape is rapidly evolving with the introduction of new distribution channels, such as mobile devices and gaming consoles, and new advertising formats, such as online video. Advertising spend on these channels and formats in the United States is projected to increase significantly. For example, according to eMarketer, mobile advertising is expected to grow from $416 million in 2009 to $1.6 billion in 2013, a compound annual growth rate of 39.2%, while online video advertising is expected to grow during the same period from $1.0 billion to $3.8 billion, a compound annual growth rate of 39.0%. Digital channels and formats provide unique opportunities for advertisers to not only strengthen their engagement with target audiences in innovative ways, but also to create an increasingly dispersed and fragmented user base. Digital media is expected to continue to fragment with the introduction of new devices such as tablet computers and web-connected TV sets. While this fragmentation improves aspects of a consumer’s experience and may allow for improved audience segmentation, we believe it will continue to create substantial challenges for advertisers.

Changes in media planning, buying and delivery

Advertisers have historically relied on external expertise from creative agencies to design their advertising campaigns and from media agencies to plan media and purchase inventory from media publishers across different regions and advertising channels. The traditional media planning, buying and creative design and production processes typically involved limited use of technology and automation and relied on a small number of parties for each campaign. Digital media advertising requires a heavy reliance on sophisticated technologies. It also requires the integration of creative and media buying processes which necessitates a transformation in agencies’ and advertisers’ practices and can be a highly complex and costly endeavor. For example, advertisers seeking to launch a digital media advertising campaign must allocate their spending across multiple advertising formats and channels, select relevant inventory and target audiences, understand the technical capabilities of different publisher websites and platforms and aggregate and analyze massive amounts of data in real-time.

The Challenges of Digital Media Advertising

The core challenges faced by advertisers and advertising agencies in delivering digital advertising campaigns and migrating more of their budgets to digital media include:

Fragmentation. Unlike traditional mass reach media, digital media provides consumers with access to a virtually unlimited array of content targeted to an individual’s unique interests. The Internet also provides consumers with a greater degree of control over when media is consumed, as well as the devices and platforms used. However, the growing availability of media online and the proliferation of emerging digital media formats and channels, such as mobile devices, social networks and other forms of user-generated media, has led to an increasingly fragmented user base.

The diversity of digital media options available to consumers results in advertising inventory with multiple formats, delivery specifications, metrics and targeting capabilities. This variety and lack of standardization creates additional fragmentation and presents a significant challenge for advertisers to effectively reach a broad audience of consumers and optimize their digital media campaigns. Advertisers must also navigate through decentralized workflow processes involving numerous constituencies to deliver an effective campaign.

Consumer engagement. Advertisers are struggling to reach and engage consumers in a digital media environment overloaded with ad messages. Advertising redundancy and ineffective creative content often result in underperforming campaigns that fail to meet advertisers’ goals. When compared to traditional media consumers, digital media consumers have a greater degree of control and interaction with digital content, thereby making it more challenging for advertisers to draw attention to their marketing campaigns. For example, standard display advertisements, which are static by nature, are experiencing an ongoing decline in click-through rates. Additionally, while digital media users increasingly spend more of their online time on social networks, consumer engagement and monetization of advertising inventory on these sites has been challenging for advertisers.

Effective use of data. In order to enhance the overall effectiveness of their online campaigns and determine the optimal allocation of their advertising budgets, advertisers need to integrate, compare and analyze campaign performance data in real-time from multiple sources. Advertisers also require comprehensive and reliable campaign performance data to target consumers with more relevant ads. The abundance of data and discrepancies across different platforms requires significant time and effort to aggregate, process and report data accurately. Many existing systems and technologies deliver and measure only specific types of advertising formats or channels, thereby providing advertisers with limited visibility into and conflicting data about their overall campaign performance. Finally, many third-party technology providers are affiliated with an advertising network or specific publisher website which can lead to advertisers’ concern about the handling of their proprietary data and the neutrality of measurement.

Global campaign management. While the Internet presents an opportunity for advertisers to reach a global audience, advertisers have been challenged by the need to tailor creative content to specific end markets, geographies or user preferences, and to aggregate and compare campaign results on a global basis. With multiple technologies, standards and processes, advertisers are increasingly seeking solutions that will enable them to reach a global audience with localized messaging, provide consistent delivery measurements and analytics and facilitate coordination and collaboration among multiple agencies across different geographies.

The Eyeblaster Solution

We believe that advertisers and their agency partners seeking to enhance planning, delivery, measurement and optimization of their digital media campaigns need an independent, integrated campaign management platform with robust functionality and scalability. Our MediaMind platform provides an easy-to-use, end-to-end solution to manage digital media campaigns throughout their lifecycle. We have designed MediaMind to benefit each of the key constituencies across the digital media advertising ecosystem as follows:

•	advertisers benefit from improved advertising returns due to increased reach, impact, relevancy and measurement of their online campaigns across a variety of channels and formats;

•	advertising agencies benefit from an integrated campaign management platform that simplifies the complexity of digital media advertising and enables them to focus on more strategic objectives;

•	web publishers benefit from increased demand due to the enhanced value of their advertising inventory; and

•	consumers benefit from an improved user experience due to more engaging and targeted advertising.

We believe that our platform addresses the core challenges of digital media advertising in the following ways:

Fragmentation. Our integrated platform simplifies the numerous complexities of managing digital media advertising campaigns across multiple websites, advertising formats and channels with varying publisher-imposed creative content restrictions. Through a single web-based campaign management dashboard, agencies and advertisers can manage campaign creation, delivery, real-time measurement, analysis and optimization while scheduling and monitoring numerous campaigns.

Our open architecture technology, which is designed to accommodate new and emerging digital media channels, enables the placement of ads through multiple formats and media types. The formats we support include a variety of banners, in-stream video ads, full page ads, button links and text links, and the media types we support include rich media and video, static media and text. As a result, our customers benefit from an integrated cross-channel platform that maximizes publisher acceptance and streamlines campaign management, which mitigates fragmentation. Our technology is designed to integrate with other solutions used by our customers, such as planning, reporting, billing and workflow.

Consumer engagement. Our platform facilitates consumer engagement by providing advertisers with the tools to create immersive and interactive experiences for consumers with reduced costs and time to market. Our rich media, video and emerging media capabilities enable advertisers to interact with their target audience more effectively and yield higher engagement, performance and recall rates. Our solutions also facilitate real-time targeting and creative optimization, enabling advertisers to reach specific consumer segments by assigning the best performing and most relevant creative throughout the campaign.

Effective use of data. We believe the measurement, targeting and optimization features of our solutions, combined with our analytics tools, exceed the features of other online advertising solutions. Our platform provides actionable and real-time advertising performance statistics with numerous metrics, such as display time, interaction rate and interaction time. This improves our ability to measure various levels of users’ engagement and brand awareness and enhances our customers’ ability to optimize the performance of their campaigns. Our platform also provides a systematic approach to measuring return on investment, or ROI, which allows advertisers and agencies to compare campaign performance using a consistent methodology across multiple formats, channels and publisher websites. As a result, advertisers are able to allocate their budgets more efficiently and maximize their return.

We are the only major provider of integrated campaign management solutions not committed to, or affiliated with, a particular publisher, agency or agency group, or advertising network. We believe our neutral position has numerous benefits, such as eliminating potential conflicts with advertisers since we do not own or sell any advertising inventory, allowing us to provide unbiased insight and analysis, and ensuring the protection and proper use of our customers’ proprietary data.

Global campaign management. We leverage our presence across multiple geographies and end markets to provide customized and integrated global campaign management solutions. In 2009, we delivered over 27,000 campaigns across approximately 5,150 global web publishers in 55 countries throughout North America, South America, Europe, Asia Pacific, Africa and the Middle East. Our technology platform is accepted and supported by thousands of publishers worldwide, including all of the major portals. Our local sales and support, unique product capabilities and broad publisher acceptance enable us to deliver global or pan-regional advertising campaigns and streamline coordination and collaboration across agencies while providing more efficient localization of campaigns.

Our Strategy

Our goal is to enable advertisers to engage consumers with more impact and efficiency across a variety of digital media formats and channels by expanding our position as a leading global provider of digital advertising campaign management solutions. Key elements of our strategy include:

Growing the share of total digital media advertising managed through our solutions by:

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expanding existing relationships with advertisers and advertising agencies to manage a greater portion of their digital advertising campaigns and transitioning them to use more capabilities of our MediaMind platform;

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accessing additional advertising budgets by establishing new agency relationships and creating partnerships with global advertising agency holding companies, leading digital media publishers and technology companies; and

•	increasing our global footprint by expanding into new geographic markets.

Increasing the value and efficiency of our customers’ advertising spend and leveraging our technology expertise by:

•	empowering creative innovation and interactivity to maximize user engagement;

•	enabling more targeted, efficient and performance-driven campaigns with immediate and actionable analytics;

•	investing in emerging digital media formats and channels to create new opportunities for our customers to deliver high impact advertising campaigns to consumers; and

•	emphasizing ease-of-use, enabling real-time control and facilitating effective collaboration between advertisers, advertising agencies and publishers throughout the entire campaign management cycle.

Reinforcing the advantages of partnering with an independent provider of campaign management solutions by:

•	remaining focused primarily on the needs of advertisers and advertising agencies;

•	refraining from owning or selling any advertising inventory;

•	protecting our customers’ proprietary data and providing unbiased insights and analytics; and

•	extending our open technology architecture to allow for additional customization of our offerings and further integration into our customers’ workflows.

Our Solutions and Services – The MediaMind Platform

Our MediaMind technology platform is used by media buyers, creative agencies and publishers in a shared workflow environment to manage advertising campaigns across multiple digital media channels. Our customers may adopt MediaMind as an end-to-end solution for all their campaigns and across all channels of media in use. Alternatively, customers can select MediaMind to run specific campaigns on a specific channel or publisher, or to use a portion of the services that our solution provides. Our MediaMind tools are easy to use and are designed to seamlessly integrate with other tools used by our customers to facilitate the deployment of advertising campaigns.

MediaMind Capabilities

MediaMind offers shared capabilities for automating and enhancing advertising campaigns throughout their lifecycles, including:

Planning and Trafficking

An effective media plan involves a detailed selection of digital advertising placements and respective budget allocations to meet campaign objectives. The planning process takes into consideration previously accumulated data about the advertising activities of the specific brand or other brands in the same industry. Trafficking is the process of entering the media plan and the associated creative into the campaign management system and supplying such information to publishers for implementation.

Our platform:

•	provides advertisers with relevant historic performance data across different publishers to enable them to leverage prior experience to optimize new campaigns;

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enables our customers to compare campaigns’ specifications and results and assist in the creation of a media plan and campaign strategy, including design, placement and timing of advertisements using our central database of publishers’ mandatory guidelines for ad design;

•	analyzes specific media plans and determines the common denominator for creative guidelines so customers can design a campaign for different publishers with different formats; and

•	offers multiple options to complete the trafficking process, which involves inputting and editing significant amounts of data across multiple publishers.

Creative Management

We provide creative designers and producers with the tools and services to manage a campaign’s creative development lifecycle, from initial design, to inclusion of interactive features, to adaptation for analytics and ad insertion, and finally, integration with campaign management and ad serving processes. MediaMind offers an integrated tool for creative designers, which is embedded within common development platforms and provides efficiencies during ad production. This tool facilitates collaboration and communication among various teams and experts to promote an innovative, improved consumer experience and brand communication. Additional capabilities include optimal video encoding and a testing and approval workflow.

Delivery and Targeting

MediaMind enables seamless delivery of advertisements to the target audience using several methods:

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Ad serving. Our platform transmits ad content into ad insertions on publisher websites, ensuring a seamless consumer experience. Our network infrastructure delivers ads to the majority of global Internet users while handling a significant load with high performance and quality.

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Targeting. Our tools enable our customers to deliver tailored messages to a specific consumer segment, which increases the relevancy of the advertisement and improves the consumer experience. Our targeting capabilities include the ability to deliver ads based on preference, geography, context, sequence, time of exposure and capabilities of a user’s computer and network connection.

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Optimization. We offer several tools to improve the consumer experience and the ROI of the campaign. These tools enable our customers to test ad performance on defined groups of consumers and adjust campaigns to show the audience the best performing ads in real-time time based on various performance objectives such as consumer engagement or conversions.

Analytics and Monitoring

MediaMind enables clear and comprehensive real-time monitoring and reporting of campaign execution, delivery and performance in multi-channel campaigns to achieve campaign optimization and insights.

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Real-time campaign monitoring. The availability of relevant, real-time information is essential to improving a campaign’s performance. Our campaign monitor tool provides a quick snapshot of key performance indicators, which are available in real-time at 15-minute intervals and enables our customers to quickly adjust their advertising campaigns.

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Campaign performance and reporting. Comprehensive campaign performance and delivery data is monitored and stored in our databases. The data monitored includes the status of campaign execution, delivery of ad impressions, duration of ad view, user clicks and advance interactions and post-click and post-view activity on the advertiser website. We offer a broad range of standard account and campaign reports that can be viewed online or scheduled for automatic email delivery quickly and easily. The reports measure:

•	Delivery: progress of an impression’s delivery against the plan;

•	Frequency: user interaction rates and performance by exposure frequency and reach;

•	Engagement: standard and custom interaction rates and duration;

•	Creative comparison: relative effectiveness of various creative units across multiple channels and different publisher websites;

•	Conversion: post-click and post-view online activities on the advertiser website, conversion rates and conversion value; and

•	ROI: effectiveness of the campaign by using pre-defined campaign objectives.

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Flexible reporting formats. Our analytics solutions generate reports and data in multiple forms. We can provide a broad range of formats, including pre-defined reports, summary presentation reports that highlight multiple aspects of campaign performance or custom-built reports tailored to the specific needs of our advertisers and agency partners. We also make campaign data dynamically available to users and offer additional tools that enable the highest level of flexibility in evaluating and presenting campaign data.

Unique Design Aspects

MediaMind is uniquely designed to enable advertisers to deliver campaigns across multiple markets globally or within a specific region, in an easy-to-use manner that can integrate with other tools.

Global campaign management. MediaMind is able to address and support the unique requirements of global or pan-regional campaigns where multiple media agencies and creative agencies can be involved in the campaign process. Our platform enables our customers to:

•	allow collaboration between multiple media and creative agencies in the different countries served;

•	aggregate and segment campaign data in a variety of ways including regional (region, sub-region, country) and lingual (region, country, language);

•	automate the localization process with local languages and local campaign information such as pricing or launch date; and

•	gain immediate reach for their global advertising campaigns due to MediaMind’s acceptance by publishers worldwide.

Ease-of-use. MediaMind simplifies control of highly complex campaigns, with hundreds of placements, hundreds of creative versions, and a large number of publishers per campaign. The workflow for delivering such campaigns is complicated and requires a wide variety of campaign management features. Usability has been an important area of focus for us and we continue to invest in our user interface and workflow tools to meet our customers’ evolving needs.

Integration. The MediaMind platform integrates with other tools already used by the advertiser or its agency. MediaMind Application Programming Interfaces (“APIs”) can connect the platform to other services for data sharing, campaign workflow and creative setup, and advertising tools such as search engine marketing services. We offer integration services to utilize these APIs for a tailored workflow according to agency and advertiser requirements.

Formats and Channels

Our solutions enable our customers to use a wide range of digital media channels and formats to maximize reach and optimize engagement with consumers. Digital media channels include a combination of the device through which the ad is delivered and the content in which the ad is delivered. Devices today include personal computers and increasingly mobile devices, and in the future, may include digital out-of-home media and on-demand television. Delivered content includes websites, streaming video, games, instant messaging, web search, applications and downloadable applications or gadgets. Our solutions enable the placement of advertisements through multiple ad formats, such as a variety of banners, in-stream video ads, full page ads, including ads that float or overlap web pages, button links and text links, using a variety of media types, including interactive animation, video, static media and text.

The formats, channels and advertising functionalities supported by MediaMind include:

Rich Media Advertising

Rich media advertising typically includes more extensive graphics, animation and interactivity, and in some cases, audio and video within the advertisement. Unlike standard display advertisements, which are static in their design, rich media advertisements often enable users to interact with the banner without leaving the page on which it appears. Our rich media advertising options enable our customers to create, deliver, and manage the rich media portion of their digital campaigns. When creating and producing ads, our customers can choose from a wide range of interactive advertising formats to engage their audience.

Video Advertising

Video advertising includes in-banner video formats displayed within rich media banners, as well as, in-stream video formats displayed within or alongside video content on a publisher website. Our video advertising options enable our customers to easily integrate video components across different advertising formats and include a set of tools designed to maximize the performance of the video ads. These tools include easy-to-use drag and drop templates, different delivery options, automatic encoding and optimization of quality of video per user bandwidth capabilities.

Standard Display Advertising

We offer a complete solution for managing standard display banner campaigns. A low-cost, high-volume marketing tool, standard display represents the majority of banners viewed online and is often combined with conversion tags placed on advertisers’ web pages. Our solution offers one of the most advanced suites of tools for setup, optimization and analysis of standard display campaigns.

Search Engine Advertising

Our search engine advertising product, which we launched in 2008, analyzes the performance of search engine marketing campaigns, integrated with display campaigns by the same advertisers. This combination allows marketers to understand a consumer’s path of interactions and analyze the mutual impact of search and display advertising. Our solutions offer our customers a holistic view of their campaigns across channels, offering a range of advertising metrics and easy-to-use reports, and our product is seamlessly compatible with multiple search engine marketing tools and does not require the customer to use a specific product.

Mobile Advertising

Our mobile advertising product provides our customers with the ability to manage mobile ad campaigns with all the benefits of third-party ad serving and the MediaMind integrated platform. The solution delivers, optimizes and tracks ads on multiple mobile sites and networks and across multiple mobile devices. It also provides advanced, independent analytics on campaign delivery, performance and receiving devices.

Dynamic Creative Optimization

We offer Smart Versioning, a powerful tool for improving ad relevancy by dynamically changing ad messaging in real-time. Our Smart Versioning solution automates the personalization of ads, the localization to different languages and the dynamic updating of advertisement messaging.

Customized Services

We offer our customers a range of optional customized professional services based on their specific needs. These services include trafficking, creative production and quality assurance, research and analysis, custom reporting and data integration.

Customer Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our customer support program assists our customers in the use of our services and identifies, analyzes and solves problems or issues with our services. Our customer support group is available to customers by telephone or e-mail or through our website 24 hours per day, seven days per week during the campaign period. We offer specialized support for our different customer types – media, creative and publisher. We also operate an advanced support group for more complex support requests in numerous languages.

Technology, Infrastructure and Research and Development

Technology and Infrastructure

We have developed a proprietary set of modules and technologies that collectively serve as the foundation for our integrated campaign management platform. The modular design of our solutions allows for high scalability, availability and extensibility of our platform while enabling seamless integration with our customers’ existing technologies and systems. The following modules enable the delivery of a variety of features within our solutions:

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Ad serving and targeting. Our ad serving and targeting technology is based on a set of proprietary server side applications and databases that serve ads based on predefined or customized configurations that can be changed in real-time. Our servers include modules for creative optimization, creative rotation, behavioral targeting, ad delivery and filtering. Each of our servers is designed to ensure high availability and performance.

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Ad display. Our ad display module includes technologies for displaying ads on a variety of consumer devices, such as PC web browsers and mobile phones. The display modules use proprietary code for detecting user display capabilities and present ads based on the specific configuration of each user. Our ad display modules enable targeting and optimization of ads.

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Analytics. Our analytics module has a robust and scalable architecture that enables high-speed processing of large amounts of data for reporting purposes and online campaign optimization. Our platform captures, processes and aggregates campaign performance data in an efficient manner that allows for real-time campaign monitoring and optimization. Our analytics module is designed to allow third-party analytics tools to interface with our systems. We are certified by the Media Rating Council as compliant with measurement guidelines defined by the Internet Advertising Bureau.

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Web-based administrative interface. Our technology includes an advanced interface layer for performing the full range of ad campaign management administrative operations. The interface includes a proprietary web user interface infrastructure that enables the rapid creation and customization of web base management applications. The infrastructure complies with World Wide Web Consortium standards and supports all major web browser applications. The administrative interface is connected to our other architectural modules in a manner that allows real-time updates to campaign configuration. The administrative interface is accessed daily by thousands of media agencies, creative agencies and publishers, and is designed for high availability and global accessibility.

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Creative authoring. We have developed a rich media creative authoring application that is integrated into the development programs used by our creative agency customers. This application provides easy-to-use add-on components that enrich the ad creative, as well as a full workflow with connectivity to our backend systems to allow uploading, previewing and testing of new ads created.

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APIs. Some of our developed modules include application programming interfaces, or APIs, that allow extensibility and integration with other systems. MediaMind has four types of APIs, including a media plan setup and trafficking API, a creative setup API, a data feed API and an ad display API.

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Distributed global network. We have developed a backend system that enables the deployment of our ad servers in different locations around the globe with full real-time synchronization of data. The backend system is connected to our central databases and synchronizes every data change to a local data cache that exists in every location of our global network. This system allows real-time control over global campaign execution without compromising performance or redundancy.

We have programmed the majority of our applications using industry-standard software programming languages, such as C++ and .NET, to maximize performance and scalability while allowing for easy integration with other systems and technologies and reducing our overall time to market.

Our hardware consists primarily of Intel-based servers from various vendors, networked behind firewalls and networking load balancers in eight different third-party data centers in New York, New Jersey, Los Angeles, Amsterdam (2), Tokyo, Beijing and Singapore. Our servers, storage and networking hardware are clustered to ensure high availability, redundancy and scalability. The modular design of our systems allows us to grow capacity incrementally by adding servers and network equipment as necessary with little additional cost.

Our systems are monitored 24 hours a day, seven days a week, 365 days a year using proprietary and non-proprietary monitoring systems and are managed by highly experienced teams of system and network technicians and engineers. In 2009, we maintained uptime on our systems of over 99.9%.

Research and Development

Our research and development center is based in Israel. The focus of our research and development activities is to enhance our existing products and develop new products to meet our customers’ changing digital marketing needs. Our research and development team has expertise in database programming, high load server, web application, browser, desktop, gaming and mobile technologies. Most of our engineers have been with us for many years and have contributed significantly to building the foundations of our architecture.

Customers

Our campaign management solutions and services are used by media agencies, creative agencies and publishers who collaborate with advertisers to deliver better ad campaign results. Online media campaigns are generally managed by an advertising agency for an advertiser. We are generally hired and paid by the media agency to manage the online campaign and coordinate with the media agency, the creative agency and the publishers to deliver the ad.

While we generally are paid by agencies, in some situations publishers, advertisers, or other constituents decide to retain us. For instance, publishers may opt to sponsor our fees and bundle them with the media fees that they charge to the agency and advertiser.

We provide services to all relevant parties, and we serve a diversified base consisting of a great majority of the online advertising industry in all key markets. In 2009, we served:

•	approximately 3,350 media agencies and creative agencies worldwide, including Mediacom, Mindshare, ZenithOptimedia, OMD, Zed Media, MEC and Media Contacts;

•	over 5,150 global web publishers who are Eyeblaster-enabled, including Yahoo!, MSN, MySpace, AOL, Real Networks and Kelley Blue Book; and

•	nearly 7,000 brand advertisers in every major product vertical, including Nike, Sony, Toyota, Ford, McDonalds, Vodafone and MasterCard.

Sales and Marketing

We sell our offerings primarily through a direct sales force or through third-party selling agents that employ a direct sales force. The Eyeblaster sales organization consists of local sales teams, including sales managers and sales engineers, who cover agencies and advertisers in an effort to increase their awareness and utilization of our solutions and services.

In 2009, we delivered campaigns in 55 countries. Our sales and services organization is globally organized and our offices and partners are coordinated and supported through four regional offices covering North America, EMEA, Asia Pacific, and Latin America. We believe this is an important advantage which allows us to offer global advertisers a consistent pan-regional service.

We sell directly in countries including Argentina, Australia, Austria, Canada, Colombia, Denmark, Finland, France, Germany, Mexico, New Zealand, Norway, Portugal, Spain, Sweden, the United Kingdom, the United States and Venezuela. We are transitioning to direct sales in China and Taiwan.

We sell through local selling agents in countries and regions that include Belgium, Dubai, Greece, Hong Kong, India, Indonesia, Israel, Italy, Japan, Korea, Malaysia, the Netherlands, Pakistan, the Philippines, Poland, Romania, Russia, Singapore, South Africa, Thailand and Turkey. We typically maintain a long-term, strategic relationship with our local selling agents. Our agreements are typically at least one year in term, with automatic renewals in most cases, unless one party provides the other with prior written notice or if we and the local selling agent are unable to agree upon sales targets. The agreements generally provide our agents with the exclusive right to promote us in a certain region and are generally terminable only for cause or if the local selling agent does not meet the agreed upon sales targets. We also agree as to provisions regarding non-competition, non-disclosure and the protection of our intellectual property.

Our client services organization assumes responsibility and account management for active relationships with clients, and handles management of campaigns and ongoing adoption of our solutions. The client services organization includes specialist representatives for our different categories of clients, including media agencies, creative agencies and publishers.

Our business development team supports our sales efforts by developing strategic relationships with agency holding groups, key publishers and media companies, as well as technology partners.

Our marketing efforts are focused on enhancing the Eyeblaster brand, thought leadership research, lead generation, sales support and product marketing. We support these objectives with activities that include public relations, industry events, advertising, social media, web sites, blogs and research publications.

Competition

The markets in which we operate are rapidly evolving and highly competitive. We expect this competitive environment to continue. We believe that the principal competitive factors affecting the market for digital advertising services and tools are existing strategic relationships with customers and vendors globally; ease-of- use, integration and customization; innovation; technology; quality and breadth of service, including local language support; data analysis; price and independence.

With respect to these significant competitive factors, we believe that our solutions and services are stronger than those of our competitors in the areas of ease-of-use, integration and customization; innovation; technology; quality and breadth of service; data analysis and independence. For example, we are the only provider offering real-time monitoring capabilities and additional unique custom analytics tools that allow us to measure various levels of users’ engagement and brand awareness. We have an advantage that many of our competitors lack because our technology platform is accepted and supported by thousands of publishers worldwide, including the major portals, and we are able to customize our services and solutions to meet our customers’ specific competitive needs. In addition, we believe that our integrated platform is a significant advantage when compared to some of our competitors who only offer point solutions.

We compete against other integrated campaign management and ad serving providers, stand-alone rich media companies, and channel-specific niche providers. Our main competitors in the campaign management and ad serving category are DoubleClick (which was acquired by Google in March 2008), Atlas (which was acquired by Microsoft in May 2007) and MediaPlex, a division of ValueClick. Our main competitors in the stand-alone rich media category are niche players, such as PointRoll (which is owned by Gannett), Eyewonder (which was acquired by Limelight Networks in December 2009), Unicast (which is owned by DG FastChannel) and FlashTalking. Google and Microsoft have significantly greater name recognition and greater financial, technical and marketing resources than we do. In addition, many of our other competitors have longer operating histories, greater name recognition, larger client bases or greater financial, technical and marketing resources than we do. We believe that we maintain a competitive position in the markets in which we operate.

The consolidation of some of our competitors into larger publishing organizations with increased resources is a relatively recent trend in the industry. The effects of such acquisitions on the market are still unclear. We believe that our independent position in the industry is one of our competitive advantages, and see the consolidation trend as an opportunity to offer agnostic, independent solutions that support multiple channels, formats and publishers equally and focus on the needs of advertisers.

Intellectual Property

Our intellectual property rights are important to our business. We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features. We rely on a combination of confidentiality clauses, copyrights and, to a lesser extent, patents and trademarks to protect our intellectual property and know-how.

To protect our know-how and trade secrets, we customarily require our employees, customers, and third-party collaborators to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and agree not to disclose our confidential information. Because software is stored electronically and thus is highly portable, we attempt to reduce the portability of our software by physically protecting our servers through the use of closed networks and with physical security systems which prevent their external access. We also seek to minimize disclosure of our source code to customers or other third parties.

The online advertising industry is characterized by ongoing product changes resulting from new technological developments, performance improvements, and decreasing costs. We believe that our future growth depends to a large extent on our ability to profoundly understand our clients and their needs and to be an innovator in the development and application of technology. As we develop next generation products, we intend to pursue patent and other intellectual property rights protection, when practical, for our core technologies. As we continue to move into new markets, we will evaluate how best to protect our technologies in those markets.

We have a limited patent portfolio. We currently have two issued U.S. patents and six pending U.S. patent applications. We also have one registered Israeli patent and one pending Israeli patent application. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

Although we have no registered trademarks, we have three trademark applications pending.

Employees

As of March 31, 2010, we employed approximately 314 employees. None of our employees is represented by unions. We consider our relationship with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

Facilities

Our headquarters are in New York, New York, where we currently lease approximately 11,000 square feet under a lease expiring in January 2015. We also lease office space in Ra’anana, Israel; London, England; Chicago, Illinois; Los Angeles, California; San Francisco, California; Paris, France; Sydney, Australia; Barcelona, Spain; Madrid, Spain; Hamburg, Germany; Sao Paulo, Brazil and Mexico City, Mexico under leases expiring at various times between July 2010 and August 2015. We believe that our properties are in good operating condition and adequately serve our current business operations. We anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our future financial results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the executive officers and directors of Eyeblaster, as of the date of this prospectus:

Name	Age	Position
Gal Trifon	41	Chief Executive Officer, President and Director
Ofer Zadikario	37	Chief Solutions Officer
Sarit Firon	43	Chief Financial Officer
Andrew Bloom	40	Vice President, Strategic Business Development
Joe Girling	47	Vice President, Global Sales
Amit Rahav	40	Vice President, Marketing
Eli Barkat	46	Director
Guy Gamzu	43	Director
Michael J. Kelly	52	Director
Timothy I. Maudlin	59	Director
Deven Parekh	40	Director
James Warner	57	Director

Gal Trifon has served as President, Chief Executive Officer and director since August 2001. From January 2002 through January 2008 and since November 2008, Mr. Trifon has served as the Chairman of our Board of Directors. Mr. Trifon is one of our co-founders and was the original technology architect of the Eyeblaster Rich Media Platform. From December 2000 to June 2001, Mr. Trifon served as Vice President of Business Development and from September 1999 to December 2000 as Vice President for Research and Development. Prior to co-founding Eyeblaster, Mr. Trifon served as research and development team manager in VCON, a provider of video, audio and data conferencing solutions, from 1996 to 1999. Mr. Trifon holds a B.Sc. in Computer Science and Economics from Tel Aviv University, Israel. Mr. Trifon has extensive experience in business development and in product research and development, and has strong skills in technology sector management, technology design and vision and strategic planning.

Ofer Zadikario has served as Chief Solutions Officer since October 2007. Mr. Zadikario is one of our co-founders and the main architect of Eyeblaster’s original Rich Media Platform. From August 2001 to October 2007, Mr. Zadikario served as Vice President of Research and Development and from September 2001 to April 2008 served as one of our directors. Prior to co-founding Eyeblaster, Mr. Zadikario served as an information systems engineer developing decision support systems for Intel from 1997 to September 1999. Mr. Zadikario holds a B.Sc. in Information Systems Engineering from Ben-Gurion University of the Negev, Israel.

Sarit Firon has served as Chief Financial Officer since October 2007. Prior to joining us, Ms. Firon served as Chief Financial Officer and Vice President of Finance of Olive Software, a provider of digital publishing solutions, from May 2005 to October 2007. From January 2000 to October 2004, Ms. Firon served as the Chief Financial Officer of P-Cube, a provider of IP service control solutions (which was acquired by Cisco Systems). From January 1995 to December 1999, Ms. Firon served as the Chief Financial Officer of RADCOM (NASDAQ: RDCM), a provider of probe-based network monitoring solutions. From November 1991 to December 1994, Ms. Firon served as a senior auditor with Kesselman and Kesselman, a member of PricewaterhouseCoopers. From October 2000 to December 2006, Ms. Firon served as a director and a member of the audit committee of Metalink (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel, and is a Certified Public Accountant.

Andrew Bloom has served as Vice President for Strategic Business Development since August 2009. Prior to joining Eyeblaster, Mr. Bloom served as Vice President of Agency Sales and Partner Development at Spot Runner, a technology company developing next generation TV advertising platforms, from May 2006 to July

2009. From March 2002 to April 2006, Mr. Bloom served as Director of Business Development at Getty Images, a leading global digital media business. From December 1999 to October 2001, Mr. Bloom served as a senior associate at the Accelerator Group, a New York-based management and investment company. From September 1997 to December 1999, Mr. Bloom worked as a corporate lawyer at the law firm of Davis Polk & Wardwell LLP. Prior to that Mr. Bloom started his career as a corporate lawyer at Slaughter and May where he worked from September 1993 to August 1997. Mr. Bloom holds a B.A. and an M.A. in law from Cambridge University in England.

Joe Girling has served as Vice President of Global Sales since December 2008, and prior to that served as General Manager of International Operations since September 2006. Prior to joining us, Mr. Girling served as a Regional Manager, Central and East Europe, Africa and the Middle East for Adobe Systems from September 2000 to June 2006. From 1996 to 2000, Mr. Girling was U.K. Corporate Sales Director for Adobe Systems. From 1993 to 1996, Mr. Girling was Region Sales Manager, Western Europe for Frame Technology. Mr. Girling holds an HND in Production Engineering from Kingston University, U.K.

Amit Rahav has served as Vice President for Marketing since January 2007. Prior to joining us, Mr. Rahav served as Vice President for Marketing at Orbotech during 2006. From 2005 to 2006, Mr. Rahav served as Vice President of Marketing of Commil Ltd. From 2004 to 2005, Mr. Rahav served as Vice President of Marketing at Emblaze Mobile. From 2000 to 2004, Mr. Rahav served as Vice President for Marketing of MessageVine. From 1991 to 2000, Mr. Rahav served in various marketing roles at BMC Software, including most recently as Director of Marketing. Mr. Rahav holds an LL.B. from Tel-Aviv University, Israel.

Eli Barkat has served as a director since April 2007. Mr. Barkat was nominated as a director by Sycamore Technologies Ventures L.P. (“Sycamore”) based on a stockholders’ agreement that will terminate upon the closing of this offering. In 1988, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which developed an anti-virus technology that was sold to Symantec in 1992. Following the sale, Mr. Barkat was involved in turning BRM Group into an incubator venture firm that invested in several internet infrastructure and software companies. In 2000, BRM Capital I was founded and Mr. Barkat held an advisory position there from 2000 to 2003. In January 2004, Mr. Barkat formally rejoined BRM Capital, assuming the position of Managing Partner. Mr. Barkat co-founded BackWeb in 1995 and served as Chief Executive Officer from 1996 to 2004 and as Chairman of BackWeb from 1996 to 2008. Today, BRM Group is a privately-held holding company that invests in hi-tech, financial markets and established industries. Mr. Barkat currently serves as Chief Executive Officer and Chairman of BRM Group, Chairman of Pudding Media and as a director of GigaSpaces, SupportSpace, Pando and Dash-Apex Holdings. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University of Jerusalem, Israel. Mr. Barkat has extensive experience in the technology sector and capital markets, and has strong skills in management and governance.

Guy Gamzu has served as a director since January 2000. In 1998, Mr. Gamzu founded Cubit Investments, a privately owned investment company, specializing in early stage venture finance. Mr. Gamzu has served as Cubit’s Managing Director since inception. Mr. Gamzu currently serves as Chairman of Cubit and as a director of Sycamore, Eyeclick, Tradonomi, Mirtemis and MarketGuru Inc. Mr. Gamzu holds a B.S. in Business Studies, Marketing and Finance from City University Business School in London, U.K. Mr. Gamzu has extensive experience in the venture capital and technology sectors and has strong skills in management and governance.

Michael J. Kelly has served as a director since February 2008. Mr. Kelly has served as President and Chief Executive Officer of The Weather Channel Companies (TWCC) since July 2009. Mr. Kelly was President of AOL Media Networks from February 2004 to October 2007. From September 2002 to February 2004, Mr. Kelly was the President of Global Marketing at Time Warner. From March 2000 to September 2002, Mr. Kelly served as the Chief Executive Officer of America Town Network, which he founded. From 1983 to 2000, Mr. Kelly held various executive positions at Time, Inc., and performed management assignments at Fortune magazine and Entertainment Weekly. From 1996 to 2000, Mr. Kelly served as the Publisher of Entertainment Weekly. Mr. Kelly holds a B.A. in Political Science from the University of Illinois. Mr. Kelly has extensive experience in the advertising and the publishing sectors, and has strong skills in management and marketing.

Timothy I. Maudlin has served as a director since August 2008. From 1989 through 2007, Mr. Maudlin was a Managing Partner of Medical Innovation Partners, a venture capital firm. Mr. Maudlin also served as President and Chief Executive Officer of KMN Inc. from 1985 to 2007 and as Chief Financial Officer of Venturi Group, LLC from 1999 to 2001. Mr. Maudlin currently serves on the board of directors of WEB.com and Sucampo Pharmaceuticals, Inc. Mr. Maudlin holds a B.A. from St. Olaf College and a M.M. from the Kellogg School of Management at Northwestern University. Mr. Maudlin has extensive experience in the venture capital sector and in corporate finance and accounting, and has strong skills in management and governance.

Deven Parekh has served as a director since January 2004. Mr. Parekh joined Insight Venture Partners in January 2000, and has served as a Managing Director of the firm since January 2001. Prior to joining Insight, Mr. Parekh was with Berenson Minella & Company, a New York-based merchant banking firm, from 1992 to 2000. In 1992, Mr. Parekh was with The Blackstone Group. Mr. Parekh currently serves as a director of Chegg.com, Connexus, eCommerce Industries, eVestment Alliance, Football Fanatics, Hayneedle, Newegg.com, Punch! Software, Seevast and Syncsort. Mr. Parekh holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Mr. Parekh has extensive experience in venture capital, the technology sector, the capital markets and corporate governance.

James Warner joined our board of directors on May 26, 2010. Mr. Warner has served as Principal of Third Floor Enterprises, a media and marketing advisory firm, since January 2009. From January 2000 through June 2008, Mr. Warner held senior positions at aQuantive, most recently as Executive Vice President of its Razorfish subsidiary. Mr. Warner served as President of Primedia’s Magazine Group in 1998. From 1995 to 1998, he served as President of the CBS Television Network. From 1990 to 1995, he was President of CBS Enterprises, and from 1980 to 1989 he was Vice President at HBO. Mr. Warner also serves as a director at Healthline Networks, Inc. and eNR Services, Inc. He received a B.A. from Yale College and M.B.A. from the Harvard Business School. He has extensive experience in the media and advertising industry and strong skills in marketing and management.

Board Composition

Our board of directors currently consists of seven directors, Michael J. Kelly, Gal Trifon, Deven Parekh, Eli Barkat, Guy Gamzu, Timothy I. Maudlin and James Warner.

We have determined that each of Mr. Gamzu, Mr. Kelly, Mr. Parekh, Mr. Maudlin and Mr. Warner is an independent director within the meaning of the applicable rules of the SEC and NASDAQ, and that each of Mr. Kelly, Mr. Maudlin and Mr. Warner is also an independent director under Rule 10A-3 of the Exchange Act for the purpose of audit committee membership. In addition, our board of directors has determined that Mr. Maudlin is a financial expert within the meaning of the applicable rules of the SEC and NASDAQ.

Our amended and restated by-laws will provide that our board of directors will consist of no fewer than three and no more than 11 persons, and that the exact number of members of our board of directors will be determined from time to time by resolution of a majority of our entire board of directors. Upon completion of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs.              and              will serve initially as Class I directors (with a term expiring in 2011). Messrs.              and              will serve initially as Class II directors (with a term expiring in 2012). Messrs.              , and              will serve initially as Class III directors (with a term expiring in 2013).

Board Committees

Prior to the consummation of this offering, we will establish the following committees of our board of directors:

Audit Committee. The Audit Committee of our board of directors will consist of Timothy I. Maudlin, Michael J. Kelly and James Warner. Mr. Maudlin will serve as the chairman of the Audit Committee. The Audit Committee will operate pursuant to a charter that will be approved by our board of directors. The Audit

Committee will review our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee also will supervise the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors. The Audit Committee also will review and, as it deems appropriate, recommend to the board of directors corporate governance policies.

Compensation Committee. The Compensation Committee of our board of directors will consist of Timothy I. Maudlin, Deven Parekh and James Warner. Mr. Warner will serve as the chairman of the Compensation Committee. The Compensation Committee will operate pursuant to a charter that will be approved by our board of directors. The Compensation Committee will review and, as it deems appropriate, recommend to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee will exercise all authority under our employee equity incentive plans and advise and consult with our officers as may be requested regarding managerial personnel policies.

Nomination of Directors

Our board of directors does not have and does not currently intend to establish a Nominating Committee. Pursuant to the rules of the Nasdaq Global Market, our board of directors will delegate to its independent members the authority to select qualified nominees for election or appointment to our board of directors. The vote of a majority of the independent directors of our board of directors will be required to select a nominee.

Stock Option and Incentive Plan

General. Our board of directors and our stockholders adopted our Stock Option and Incentive Plan (the “Plan”) in December 2001 and has amended the Plan from time to time. The Plan provides for the award of non-qualified and incentive stock options, restricted shares and restricted stock units.

Share reserve. 3,635,086 shares of our common stock were authorized for issuance under the Plan. Shares subject to an award that are not purchased or issued, or are forfeited, will again be available for future awards under the Plan. As of March 31, 2010, options to purchase a total of 2,862,182 shares of our common stock had been granted and were outstanding under the Plan, of which 2,217,844 were vested of which 1,805,876 are exercisable. As of March 31, 2010, a total of 411,968 shares of our common stock have been issued upon the exercise of options granted under the Plan.

Adjustments. In the event of any stock split, reverse stock split, recapitalization, reclassification, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares (not including a change in control), we will make appropriate equitable adjustments to the number and type of shares available for awards under the Plan and to the number and type of awards granted, including a corresponding and proportionate adjustment in the option price per share, in order to preserve the value of outstanding and future awards under the Plan.

Administration. The Plan is administered by our board of directors, which has delegated its authority under the Plan to our Compensation Committee.

Eligibility. Awards under the Plan may be granted to our employees (including officers), directors and consultants. Incentive stock options may only be granted to our employees. The board of directors or the Compensation Committee determines which individuals are granted awards under the Plan.

Termination of service. Generally, if an award recipient’s service with us terminates other than by reason of death, disability or for cause, vested options will remain exercisable for a period of three months following the termination of the award recipient’s service. Certain grants held by our senior executives may provide for post-

employment exercise periods of up to the original option term. If an award recipient’s service terminates due to death or disability, vested options will remain exercisable until the earlier of the first anniversary of such termination or the original expiration date. If an award recipient’s service is terminated for cause, all options held by the award recipient, whether vested or unvested, will terminate immediately. An award recipient’s unvested options will terminate immediately upon the cessation of his or her service with us. Awards of restricted stock, upon which the restrictions have not yet lapsed, will be forfeited upon a cessation of service with us.

Non-transferability of awards. Options granted under the Plan are not transferable other than by will, the laws of descent and distribution, a domestic relations order or, if authorized by the applicable award agreement, may be transferred to a family member as a gift or given to an entity which is majority owned by the award recipient or his or her family members. Generally, during the award recipient’s lifetime only he or she may exercise the award.

Stock options. Our Compensation Committee determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the grant date. Our Compensation Committee determines at what time and under what conditions options vest and become exercisable. The Plan permits payment to be made by cash, check, wire transfer, full recourse promissory note or, to the extent permitted by law and at the board of directors’ discretion, through tender of our stock, which, if acquired by us, would have been held for at least six months at the time of tender and which was valued at fair market value on the date of exercise. The term of an option may be no more than ten years.

Restricted stock and restricted stock units. We may grant restricted stock or restricted stock units under the Plan, subject to restrictions and conditions to be determined by our board of directors at the time of grant. Holders of our restricted stock, unless otherwise provided in the applicable award agreement, have the right to vote such stock and receive dividends. Our board of directors may provide that any such dividends must be reinvested in shares of stock. Holders of our restricted stock units will have no rights as stockholders. No restricted stock or restricted stock units were issued as of March 31, 2010.

Restrictions on restricted stock and restricted stock units. Restricted stock and restricted stock unit awards under the Plan will be subject to such restrictions as our board of directors may determine, including continued service or the satisfaction of corporate or individual performance objectives.

Change in control. The Plan provides that in the event of a merger or consolidation in which we are not the surviving entity, our dissolution or liquidation, a sale of all or substantially all our assets, or any transaction which results in any person or entity, who is not a stockholder of ours or an affiliate, owning 50% or more of our combined voting power and in which outstanding Plan awards are not assumed by the surviving entity, then (i) all outstanding shares of restricted stock and restricted stock units will vest immediately and all restrictions applicable to such awards will lapse, and (ii) all outstanding options will become immediately exercisable 15 days prior to the consummation of the transaction. Any exercise of an option in this period will be contingent on the occurrence of the change in control. Upon consummation of the change in control, the Plan and all outstanding options will terminate unless provision is made in writing for the assumption of the options, restricted stock and restricted stock units or for the substitution for the options, restricted stock and restricted stock units of new awards, in connection with the change in control. Under the Plan, at the discretion of the committee appointed by the board of directors to administer the Plan, cash or other assets may be offered in lieu of the replacement of our awards for analogous awards of the surviving entity.

Parachute limitations. If an award recipient is a “disqualified individual,” as defined in Section 280G(c) of the Internal Revenue Code (the “Code”), and an award to the recipient would constitute a “parachute payment,” which is subject to excise tax, to the extent that his or her total after-tax award and any other amounts contingent on the change in control would be less than the maximum after-tax amount that could be given to the recipient without causing such excise tax liability, the recipient may choose to have his or her award reduced.

Amendment and termination. Our board of directors may amend, suspend or terminate the Plan at any time. Generally, no action by our board of directors may alter or impair any awards previously granted under the Plan without the consent of the award recipient.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Incentive options. The Code requires that, for treatment of an option as an incentive stock option, shares of our common stock acquired through the exercise of that option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. Any gain or loss realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the holder will generally recognize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the amount realized on that disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to employees designated in those Sections. Any additional gain realized by the holder, would be capital gain. Finally, if an option that would otherwise qualify as an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

Non-qualified options. No taxable income will be recognized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares purchased over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Section 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

Restricted stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the excess of the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Section 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy

Our executive compensation program is designed to (i) align the interests of our executive officers with those of our stockholders, (ii) link individual rewards to attainment of pre-determined goals and (iii) attract, motivate and retain highly-qualified senior talent who can successfully deliver outstanding business performance. Therefore, we strive to motivate executives to achieve specific goals in accordance with annual initiatives set by our board of directors. Throughout this section, the individuals included in the “Summary Compensation Table” are referred to as the “named executive officers” or the “NEOs.” References to “executives,” “executive officers,” “officers,” or “employees” include these named executive officers and other persons who are employed by us or our subsidiaries.

The members of our Compensation Committee are Deven Parekh, Guy Gamzu and Timothy I. Maudlin. Our Compensation Committee was established in January 2002.

The Compensation Committee meets from time to time throughout the year. Additionally, the Compensation Committee may take action by written consent. The Compensation Committee met five times during fiscal year 2009.

The following Compensation Discussion and Analysis outlines additional details regarding our executive compensation program and policies.

Elements of our Compensation Program

Our compensation program is based on the pay-for-performance philosophy, emphasizing executive performance goals designed to support corporate objectives and strategy, as determined by our board of directors. In order to accomplish our objectives, a significant portion of each senior executive’s total compensation opportunity is linked to and dependent upon corporate and individual performance. Although the Compensation Committee has reviewed comparative compensation surveys, it does not use benchmarking in establishing compensation levels.

Our Compensation Committee has not adopted any formal guidelines for allocating compensation between long-term and currently-paid-out compensation and between cash and non-cash compensation. We believe that stock option awards are an important motivator in attracting and retaining employees in addition to salary and cash bonus awards. We determine the appropriate level for each component taking into consideration our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. Historically, our Chief Executive Officer has provided to the Compensation Committee his views on the types and relative levels of compensation for his direct reports as well as his recommendations concerning each such executive officer. Our pay mix is designed to generally reflect market practice and is intended to provide our executive officers with competitive levels of current compensation and to encourage long-term retention of our executive talent.

Each senior executive’s compensation package is tailored to each individual and is intended to encourage executive performance that supports our organizational strategy. When setting the amount of compensation to be awarded to senior executives, other than the Chief Executive Officer, in a given year, the Compensation Committee considers the recommendations of our Chief Executive Officer as well as the relative proportion of total compensation delivered on a current and long-term basis and in the form of cash and equity prior to making changes to compensation levels. Chief Executive Officer compensation is determined by the Compensation Committee following a review of our corporate and the Chief Executive Officer’s individual performance. The fundamental elements of our compensation program are:

•	base salary;

•	performance-based bonuses, consisting of our management by objectives bonus (“MBO”) program and a revenue-based bonus program;

•	long-term incentives — stock options;

•	perquisites and other personal benefits; and

•	severance.

In determining the respective level of our base salary and performance-based bonuses, our Compensation Committee has generally sought to use performance-based elements to provide that increases in an executive’s total compensation will reflect, encourage and reward superior performance.

Base salary. Our Compensation Committee is regularly consulted concerning the base salary of each senior executive officer. In determining base salary and adjustments to it, we consider the relative importance and responsibility of the individual’s position, our performance, the executive officer’s overall individual performance and future potential, seniority, location and the level of base salaries paid in our industry.

Performance-based bonuses. Our named executive officers are generally eligible to receive performance-based bonuses which are correlated to their individual performance and our overall performance or the performance of a specific business unit in their area of responsibility. Individual performance is rewarded through our MBO program and company or business unit performance is rewarded through revenue-based bonuses. Proposals for the total target bonus and the respective portion of its two components are developed at the beginning of each year by our Chief Executive Officer in consultation with each executive officer, and is presented to our Compensation Committee for its review, consideration and approval. In determining the proposed ratio between the MBO program and the revenue-based bonus components, our Chief Executive Officer considers the nature of the executive officer’s position, overall individual performance and future potential and our performance and business plan.

MBO program. Under the MBO program quarterly objectives are established, as described above, based on our annual projections and business plan, enabling us to measure progress and providing quarterly incentives to attain annual Company goals.

The objectives for our named executive officers other than our Chief Executive Officer are determined through consultations between our Chief Executive Officer and the executive. Our Chief Executive Officer’s MBO payments for 2009 were based on our Compensation Committee’s assessment of his performance and the company’s overall corporate performance for that year. For 2010, our Chief Executive Officer’s objectives will be determined through consultation between our Chief Executive Officer and our Compensation Committee.

MBO objectives are generally individually focused on each participant’s areas of responsibility and quarterly and annual business plan, with each specified objective weighted and assigned a specific value. Payments, if any, are determined by the extent to which the specified goals are attained. In cases of extraordinary performance by the officer or the company, payments in excess of the targeted amounts may be made, subject to the approval of our Compensation Committee. We believe that the MBO program rewards efforts that enhance our performance by linking individual short-term cash incentive compensation to achievement of defined business objectives that are intended to be reasonably attainable if the executive performs up to our expectations. In 2009, our NEOs achieved an average of 94% of their targeted objectives.

MBO awards for 2009 to Ms. Firon and Messrs. Trifon, Girling, Rahav and Zadikario are included in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table” elsewhere in this prospectus.

Revenue-based bonus program. Targets based on company growth goals are set annually and quarterly in advance, with respect to overall company and business unit performance. The revenue-based bonus is paid to the extent the revenue objectives are attained and revenue in excess of the objective will result in payments in excess of the targeted opportunity amount. In 2009, Ms. Firon and Messrs. Trifon, Girling, Rahav and Zadikario were eligible for bonus-payments based on the level of our global revenues, paid in monthly installments for Mr. Girling and in quarterly installments for all others, The revenue-based bonus of Mr. Girling is payable on a monthly basis, generally 30 days following the end of the month, as it comprises a more significant portion of his total compensation compared with our other NEOs. We believe that monthly payment to our VP of Global Sales provides a specific and immediate linkage between revenue achievement and individual reward.

Revenue-based bonuses for Ms. Firon and Messrs. Trifon, Girling, Rahav and Zadikario, are included in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table” elsewhere in this prospectus.

We believe that quantitative disclosure of target levels under our MBO and revenue-based cash bonus programs would result in competitive harm to the company. Access to revenue growth goals would provide the company’s competitors strategic information as to the company’s short-term business planning and forecasting in the company’s key geographic market areas.

MBO targets are derived from the company’s strategic plan and are specific pre-established individual goals generally focused on each participant’s area of responsibility and quarterly and annual business plan, with each objective assigned a specific weight. MBO individual target goal categories include specified product development and diversification, resource deployment, resolution of information technology issues, short-term market research, development and planning goals, plans regarding penetration in new territories directly or by engaging selling agents, and strategic plans such as public offerings, private placements or acquisitions. The MBO performance measures are designed to be reasonably attainable.

Revenue-based bonuses are based on specific company growth goals and market strategy. Revenue-based performance metrics are set at levels necessary to motivate high business performance and support attainment of longer-term financial objectives. These targets, individually or together, are designed to be attainable if the executive and the company perform to expectations.

Long-term incentives. Stock option grants enable us to grow and retain our staff and to provide our executive officers with the opportunity to acquire and maintain an equity interest in Eyeblaster and to share in the appreciation in our value. We believe that stock options align executives’ interests with stockholders’ interests by creating a link between executive compensation and stockholder return. Our stock options typically vest over time in order to encourage a long-term perspective and promote retention of our key employees.

Many of our employees, including our executive officers, are allocated options based on level of experience, seniority, position within the organization and on industry practice. We generally have made option grants up to four times a year in order to include new hires in our equity-based program and in connection with the promotion of or to recognize superior performance by existing employees. In determining the amount of individual grants, we may take into account various factors, including individual past performance and potential, an individual’s responsibilities and prior equity-based grants. Stock options granted to certain of our NEOs, including our Chief Executive Officer, will, in whole or in part, become vested upon consummation of this offering.

The authority to make equity grants to our executive officers rests with our Compensation Committee, which considers the recommendations of our Chief Executive Officer and Chief Financial Officer in making those grants, based on grant guidelines, specifying the grant per position and seniority.

Perquisites and other personal benefits. We provide certain of our executive officers with modest perquisites that we believe are reasonable and in the best interest of our stockholders. Such perquisites may include relocation benefits, company-provided automobile and parking. In addition, all employees in Israel, including our named executive officers stationed there, are eligible for customary pension, insurance and severance benefits, commonly referred to as “social benefits.”

Severance. We believe that it is appropriate to provide severance pay to executives whose employment is involuntarily terminated by us without cause to provide transition income replacement. We also provide termination benefits required by law. Existing severance arrangements currently vary among executive officers based on their individual agreements and laws and regulations in their country of residence. These severance arrangements are described under the heading “Potential Payments Upon Termination of Employment — Employment Agreements.”

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. Each named executive officer has agreed to certain obligations, including non-disclosure of confidential information, non-solicitation of employees and non-competition. See the narrative following the “Summary Compensation Table.”

Tax Deductibility

We believe that we have generally structured our executive compensation in a tax efficient manner. However, to date we have not adopted a policy requiring all compensation to be tax deductible.

Executive and Director Compensation Tables

The following table sets forth information concerning the compensation paid to our named executive officers for our fiscal year ended December 31, 2009.

SUMMARY COMPENSATION TABLE

Name and Position Principal(1)	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Gal Trifon, President and Chief Executive Officer	2009	$229,179	$20,000	$408,400	$242,213	(4)	$47,538	(5)	$947,330
	2007	210,666	25,400	2,246,800	155,983	(6)	60,384	(7)	2,699,233
Sarit Firon, Chief Financial Officer(8)	2009	211,382	14,000	466,700	86,449	(9)	6,986	(5)	785,517
	2007	38,225	400	1,087,934	14,667	(10)	29,666	(11)	1,170,892
Joe Girling, General Manager, International	2009	162,330	18,000	204,200	212,981	(12)	6,133	(5)	603,644
	2007	195,110	3,738	898,720	211,842	(13)	—		1,309,410
Ofer Zadikario, Chief Solutions Officer	2009	156,785	16,000	204,200	52,184	(14)	40,959	(5)	470,128
	2007	129,258	400	786,380	33,745	(15)	41,113	(16)	990,896
Amit Rahav, Vice President of Global Marketing	2009	132,450	12,000	466,700	31,060	(17)	39,025	(5)	681,235

(1)	Some of our executives’ compensation is paid in the local currency of their place of residence, and converted to US dollars here for comparison purposes. Mr. Girling’s salary and other compensation (excluding the revenue based bonus) is paid in GBP and Messrs. Trifon, Zadikario and Rahav’s salary and other compensation (excluding the Non-Equity Incentive Plan Compensation) is paid in NIS. The currency was converted based on the average representative exchange rate for each of 2009 and 2007.
(2)	Represents discretionary bonus payments and holiday bonus payments.
(3)	Assumptions used in the calculation of these amounts are included in Note 8 “Stockholder’s Equity,” to the financial statements included elsewhere in this prospectus. Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.
(4)	Represents Management by objectives bonus ($98,349) and Revenue-based bonus ($143,864).

(5)	Represents social benefits ($2,510 for Ms. Firon and $11,443, $25,768 and $10,663 for Messrs. Trifon, Zadikario and Rahav, respectively) and automobile allowance ($4,476 for Ms. Firon and $36,095, $15191, $28,362 and $6,133 for Messrs. Trifon, Zadikario, Rahav and Girling, respectively).
(6)	Represents Management by objectives bonus ($100,000) and Revenue-based bonus ($55,983).
(7)	Represents a vacation payout ($48,642) and social benefits ($11,742).
(8)	Ms. Firon joined us on October 29, 2007.
(9)	Represents Management by objectives bonus ($53,559) and Revenue-based bonus ($32,890).
(10)	Represents Management by objectives bonus ($14,667).
(11)	Represents relocation benefits.
(12)	Represents Management by objectives bonus ($10,515) and Revenue-based bonus ($202,466).
(13)	Represents Management by objectives bonus ($17,196) and Revenue-based bonus ($194,646).
(14)	Represents Management by objectives bonus ($17,146) and Revenue-based bonus ($35,038).
(15)	Represents Management by objectives bonus ($33,745).
(16)	Represents social benefits ($27,830) and automobile allowance ($13,283).
(17)	Represents Management by objectives bonus ($13,541) and Revenue-based bonus ($17,519).

Employment Agreements

Gal Trifon. Eyeblaster Ltd. has entered into an employment agreement effective as of October 1, 2007 as amended as of January 1, 2010, with Mr. Trifon, our CEO.

Term; compensation. Mr. Trifon’s employment with us will continue until either party terminates the employment relationship, provided that Mr. Trifon is required to provide a six-month notice of his voluntary resignation to us. His agreement provides for an annual base salary of 1,036,200 NIS and quarterly bonuses as determined by our Board of Directors based upon predefined MBOs. Mr. Trifon is also eligible for an annual bonus based upon our global revenues, paid in quarterly installments.

Managers’ insurance policy/further education fund. Under Mr. Trifon’s employment agreement we will pay a sum of up to 15.83% of Mr. Trifon’s base salary toward a managers’ insurance policy for his benefit as is customary for Israeli employees and in addition we will deduct 5% of Mr. Trifon’s base salary as his contribution to the policy. We will also pay an amount equal to 7.5% of his base salary into a further education fund account for his benefit as is customary for Israeli employees and in addition will deduct 2.5% of Mr. Trifon’s base salary as his contribution to the policy.

Severance; change in control; liquidation event. If Mr. Trifon’s employment is terminated for any reason other than for cause, he will be entitled to receive any amounts in his managers’ insurance policy and further education fund account and a pro rata bonus and he will be entitled to exercise his vested stock options until the 10th anniversary of the date of grant. In the event of a change in control or a liquidation event, which includes this offering, 50% of any unvested options held by Mr. Trifon will become immediately exercisable. The remaining 50% of his unvested options will vest over the following 12 months. If Mr. Trifon is terminated by us during the 12-month period following a change in control, his unvested options will become immediately exercisable. If Mr. Trifon’s employment with us is terminated for cause, he will be entitled only to termination benefits required by law, if any, and the portion of his managers’ insurance policy which he personally contributed.

If Mr. Trifon’s employment is terminated due to a disability or he is terminated by us without cause, he will also be entitled to any termination benefits required by law, and in addition, any such termination must be preceded by a six-month notice. During this six-month period he will be entitled to his regular base salary and benefits, including the right to exercise stock options under any agreements with us. We may, at our discretion, choose to pay Mr. Trifon in lieu of continuing his employment through the notice period, in which case Mr. Trifon would be entitled to receive his monthly base salary and to exercise all of the options that would have vested during such period.

Restrictive covenants. Mr. Trifon has agreed not to disclose our confidential information without our prior authorization. Mr. Trifon has also agreed not to solicit our customers, advertisers, employees or independent contractors and not to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us terminates for any reason. Mr. Trifon also agreed to assign to us all intellectual property conceived by him in the course of his employment as well as to pursue patents and assign them to us at our request. Mr. Trifon also agreed to preserve our trade secrets both during and after employment with us.

Sarit Firon. We entered into an employment agreement dated April 30, 2008, as amended as of January 1, 2010, with Sarit Firon, our Chief Financial Officer.

Term; compensation. Ms. Firon’s employment with us will continue until either party terminates the employment relationship with 30 days prior notice. Her agreement provides for an annual base salary of $250,000 and quarterly bonuses as determined by our Chief Executive Officer based upon predefined MBOs. Ms. Firon is also eligible for a quarterly bonus based upon our global revenues.

Severance; change in control; liquidation event. In the event of a change in control or a liquidation event, which includes this offering, 50% of any unvested options held by Ms. Firon will be subject to accelerated vesting and will become immediately exercisable. The remaining 50% of her unvested options will vest over the next 12 months. If Ms. Firon is terminated by us during the 12-month period following a change in control, her unvested options will become immediately exercisable.

If Ms. Firon’s employment is terminated for any reason other than for cause, she will be entitled to any earned but unpaid cash entitlements and will receive severance pay equal to the sum of three times her monthly base salary and the revenue-based bonus due to her to with respect to the three months preceding termination date, and any other benefits due to her will be determined in accordance with our plans, policies and practices then in effect.

If Ms. Firon’s employment is terminated for cause or due to a disability, she will be entitled to any earned but unpaid cash entitlements and any other benefits due to her will be determined in accordance with our plans, policies and practices then in effect.

Restrictive covenants. Ms. Firon also executed a Confidentiality, Non-Solicitation and Intellectual Property Agreement in which she agreed not to disclose our confidential information without our prior authorization. Ms. Firon also agreed not to solicit our customers, advertisers, employees or independent contractors and not to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after her employment with us terminates for any reason. Ms. Firon also agreed to assign to us all intellectual property conceived by her in the course of her employment.

Joe Girling. Eyeblaster LTD., our wholly-owned subsidiary in the U.K., entered into an employment agreement, dated as of January 20, 2009, as amended as of January 1, 2010, with Joe Girling, our General Manager, International.

Term; compensation. Mr. Girling’s employment with us will continue until either party terminates the employment relationship. His agreement also includes a provision for the payment of an annual base salary of £116,640 and quarterly bonus based upon predefined MBOs. Mr. Girling is also entitled to a monthly bonus based on our overall revenue.

Severance; change in control; liquidation event. As consideration for Mr. Girling agreeing to the restrictive covenants set forth below, we agreed to pay him 10% of his monthly salary for the first three months following termination of his employment. Further, for the first four years of Mr. Girling’s employment, either party may terminate the employment agreement with one month’s notice, provided that we may pay Mr. Girling in lieu of continuing his employment. If Mr. Girling’s employment is terminated for any reason other than for cause, he will be entitled to severance pay equal to the sum of 25% of his annual fixed salary and of the revenue-based bonus due to Mr. Girling with respect to the three months preceding termination date. In the event of a change in control, 30% of any unvested options held by Mr. Girling will be subject to accelerated vesting and will become immediately exercisable. The remaining 70% of his unvested options will continue to vest in accordance with the original vesting period. If Mr. Girling is terminated by us during the 12-month period following a change in control, 50% of his unvested options at the date of termination will become immediately exercisable.

Garden leave. At our discretion, in the event that either we or Mr. Girling give notice of termination or if he seeks to resign without notice or with shortened notice, we may require him to take “garden leave” until the date of his termination. During this period of garden leave, Mr. Girling will still be bound by all the terms of his employment agreement, but he may not attend our premises or perform any work for us without our prior authorization. Mr. Girling will continue to collect full salary through the garden leave period.

Restrictive covenants. Mr. Girling agreed not to disclose our confidential information without our prior authorization. Mr. Girling also agreed not to solicit our employees, independent contractors or clients, with whom Mr. Girling dealt personally and not to directly or indirectly compete with us. The restrictions on competition and solicitation will be effective for a period of 12 months after his employment with us terminates for any reason. Mr. Girling also agreed to assign to us all intellectual property conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request.

Ofer Zadikario. Eyeblaster Ltd. entered into an employment agreement, dated as of April 26, 2007, as amended as of January 1, 2010, with Ofer Zadikario, our Chief Solutions Officer.

Term; compensation. Mr. Zadikario’s employment agreement with us will continue until either party terminates the employment relationship. His agreement provides for the payment of an annual base salary of 720,000 NIS and a quarterly bonus opportunity based on predetermined MBOs. Mr. Zadikario is also eligible for a quarterly bonus based upon our global revenues.

Managers’ insurance policy/further education fund. Mr. Zadikario’s employment agreement provides the social benefits described above for Mr. Trifon.

Severance; change in control; liquidation event. Mr. Zadikario is entitled to the same severance, change in control and liquidation event benefits summarized above for Mr. Trifon, except that no pro rata bonus shall be paid to Mr. Zadikario upon termination of employment.

Restrictive covenants. Mr. Zadikario agreed not to disclose our confidential information without our prior authorization. Mr. Zadikario also agreed not to solicit our employees or independent contractors or to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us has been terminated for any reason. Mr. Zadikario also agreed to assign to us and keep confidential all intellectual property, conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request. Mr. Zadikario also agreed to preserve our trade secrets both during and after employment with us.

Amit Rahav. Eyeblaster Ltd. entered into an employment agreement, dated February 22, 2007 (as amended on April 30, 2008 and on January 1, 2010) with Amit Rahav, our Vice President of Global Marketing.

Term; compensation. Mr. Rahav’s employment with us will continue until either party terminates the employment relationship. His agreement provides for an annual base salary of 662,400 NIS and quarterly bonuses as determined by our Chief Executive Officer based upon predefined MBOs. Mr. Rahav is also eligible for a quarterly bonus based upon our global revenues.

Managers’ insurance policy/further education fund. Mr. Rahav’s employment agreement also provides the social benefits described above for Mr. Trifon.

Severance; change in control; liquidation event. If Mr. Rahav’s employment is terminated for any reason other than for cause, he will receive, in addition to his severance entitlement under law, a lump sum severance pay equal to the sum of three months of his base salary and the revenue-based bonus due to him to with respect to the three months preceding termination date.

In the event of a change in control, 30% of any unvested options held by Mr. Rahav will be subject to accelerated vesting and will become immediately exercisable. The remaining 70% of his unvested options will vest in accordance with the original vesting schedule. If Mr. Rahav is terminated by us during the 12-month period following a change in control, 50% of his unvested options will become immediately exercisable.

Restrictive covenants. Mr. Rahav also agreed not to disclose our confidential information without our prior authorization. Mr. Rahav has also agreed not to solicit our employees or independent contractors or to compete with us or directly or indirectly own or become a greater than 5% stockholder in any company that is competitive with us. The restrictions on competition and solicitation will be effective for a period of 18 months after his employment with us has been terminated for any reason. Mr. Rahav also agreed to assign to us and keep confidential all intellectual property, conceived by him in the course of his employment, as well as to pursue patents and assign them to us at our request. Mr. Rahav also agreed to preserve our trade secrets both during and after employment with us.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2009.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Name		Threshold ($)	Target ($)
Gal Trifon	—	—	$200,000
	Feb. 11, 2009			40,000	$10.21	$408,400
Sarit Firon	—	—	104,000
	Feb. 11, 2009			20,000	10.21	204,200
	Nov. 11, 2009			15,000	17.50	262,500
Joe Girling	—	—	168,389
	Feb. 11, 2009			20,000	10.21	204,200
Ofer Zadikario	—	—	52,060
	Feb. 11, 2009			20,000	10.21	204,200
Amit Rahav	—	—	40,000
	Feb. 11, 2009			20,000	10.21	204,200
	Nov. 11, 2009			15,000	17.50	262,500

(1)	Reflects incentive opportunities for the 2010 fiscal year under our performance-based program. The program has no maximum payout limit. If performance exceeds target, the payout is determined based on actual performance attained.
(2)	The options shall vest over a period of 48 months (4 years) as from grant date in equal monthly installments such that at the end of each month following the Vesting Commencement Date, 2.083% of the options granted hereby shall become vested. Upon completion of this offering, 50% of the unvested options held by Messrs. Trifon and Zadikario and Ms. Firon will become vested and exercisable, and the balance will vest over 12 months.
(3)	Assumptions used in the calculations of these amounts are included in Note 8 “Stockholder’s Equity” to the financial statements included elsewhere in this prospectus. Represents the amount computed in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning unexercised options for our named executive officers outstanding as of the end of the fiscal year ended December 31, 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Gal Trifon	41,389	—		$.001	10/23/2011
	45,000	—		.01	1/1/2012
	50,000	—		2.70	6/15/2014
	100,000	—		4.25	12/29/2015
	12,192	2,808	(1)(2)	5.10	10/15/2016
	129,178	70,822	(2)(3)	11.30	10/9/2017
	8,346	31,654	(2)(4)	10.21	2/11/2019

Sarit Firon	54,486	42,357	(2)(5)	11.30	10/9/2017
	4,192	15,808	(2)(4)	10.21	2/11/2019
	336	14,664	(2)(6)	17.5	11/11/2019

Joe Girling	24,896	5,104	(7)	5.10	10/15/2016
	51,678	28,322	(3)	11.30	10/9/2017
	4,192	15,808	(4)	10.21	2/11/2019

Ofer Zadikario	38,414	—		.001	10/23/2011
	12,508	—		.01	1/1/2012
	20,000	—		2.70	6/15/2014
	25,000	—		4.25	12/29/2015
	12,192	2,808	(1)(2)	5.10	10/15/2016
	45,214	24,786	(2)(3)	11.30	10/9/2017
	4,192	15,808	(2)(4)	10.21	2/11/2019

Amit Rahav	52,504	17,496	(8)	11.30	10/9/2017
	4,192	15,808	(4)	10.21	2/11/2019
	336	14,664	(6)	17.5	11/11/2019

(1)	Vests in monthly installments until the option has fully vested at the end of October 2010.
(2)	Upon completion of this offering, 50% of the unvested options held by Messrs. Trifon and Zadikario and Ms. Firon will become vested and exercisable, and the balance will vest over the following 12 months.
(3)	Vests in monthly installments until the option has fully vested at the end of May 2011.
(4)	Vests in monthly installments until the option has fully vested at the end of February 2013.
(5)	Vests in monthly installments until the option has fully vested at the end of September 2011.
(6)	Vests in monthly installments until the option has fully vested at the end of November 2013.
(7)	Vests in monthly installments until the option has fully vested at the end of August 2010.
(8)	Vests in monthly installments until the option has fully vested at the end of December 2010.

Our named executive officers did not exercise any stock options during our fiscal year ended December 31, 2009.

Pension Plans and Deferred Compensation

We do not maintain any qualified or non-qualified defined benefit plans or non-qualified deferred compensation arrangements for the benefit of any of our named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following narrative and tabular disclosure describes the potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would be entitled upon termination of employment, assuming the termination of employment occurred on December 31, 2009. The named executive officers have entered into employment agreements and have received option grants under our plan, both of which provide for payments or the delivery of benefits upon a termination of employment. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Employment agreements. Mr. Trifon’s employment agreement provides that he is entitled to receive the amounts contained in his managers’ insurance policy and further education fund and a pro rata bonus upon termination of his agreement by either party, other than for cause. Upon termination of Mr. Trifon’s employment by us, other than for cause, Mr. Trifon will also be entitled to severance pay required by law (to the extent such pay is not already included in his managers’ insurance policy). If Mr. Trifon’s employment is terminated due to his disability, he will be entitled to termination payments as if his employment was terminated by us other than for cause. Further, if Mr. Trifon’s employment is terminated other than for cause, he will be entitled to exercise his vested options until 10 years from the date of grant. In the event of a change in control or liquidation event, which includes this offering, 50% of his unvested options will become immediately exercisable and the remaining 50% will vest over the next 12 months. If Mr. Trifon is terminated by us during the 12-month period following a change in control, his unvested options will become immediately exercisable. Either party may terminate the employment relationship with 6-months prior notice. During this notice period, Mr. Trifon will continue to receive his salary and regular benefits, including the right to exercise stock options under any agreement with us, unless, at our discretion, we choose to pay Mr. Trifon in lieu of continuing his employment through the notice period, in which case he would be entitled to receive his monthly base salary and to exercise all of the options that would have vested during the notice period. In the event Mr. Trifon is terminated for cause, he will be entitled to severance pay to the extent required by law and the portion of the managers’ insurance policy to which he personally contributed.

Ms. Firon’s employment agreement, summarized above, provides for a notice period of 30 days. At our discretion, we may choose to pay Ms. Firon in lieu of employing her through this notice period. Further, the agreement provides that in the event of a change in control or liquidation event, which includes this offering, her stock options are subject to the treatment summarized above for Mr. Trifon (including with respect to termination following the change in control.

Mr. Girling’s employment agreement, summarized above, provides for a notice period of one month. At our discretion, we may choose to pay Mr. Girling in lieu of employing Mr. Girling through this notice period.

Mr. Zadikario, whose employment agreement is summarized above, is generally entitled to termination benefits similar to the benefits summarized above for Mr. Trifon.

Mr. Rahav’s employment agreement, summarized above, provides for a notice period of 30 days. If Mr. Rahav’s employment is terminated for any reason other than for cause (including disability), he will receive, in addition to his severance entitlement under law, a lump sum severance pay equal to the sum of three months of his base salary and the revenue-based bonus due to him to with respect to the three months preceding termination date.

In the event of a change in control, 30% of any unvested options held by Mr. Rahav will be subject to accelerated vesting and will become immediately exercisable. The remaining 70% of his unvested options will vest in accordance with the original vesting schedule. If Mr. Rahav is terminated by us during the 12-month period following a change in control, 50% of his unvested options will become immediately exercisable.

2007 Stock Option and Incentive Plan. In the event of a change in control of Eyeblaster, in which we are not the surviving entity and in which outstanding plan awards are not assumed by the surviving entity, all outstanding shares of restricted stock and restricted stock units will vest immediately and all restrictions applicable to such awards will lapse and transaction, all outstanding options will become immediately exercisable 15 days prior to the consummation of the transaction. Any exercise of an option in this period will be contingent on the occurrence of the change in control. Under the plan, prior to the consummation of a change in control our board of directors will determine whether any special acceleration provisions should be implemented.

The award agreements under the Plan provide for the forfeiture of options in the event that the option holder violates the Non-Competition/Non-Disclosure/Development Agreement signed in connection with the holder’s employment with us.

Name and Principal Position	Cash Severance Payment ($)		Continuation of Medical/Welfare Benefits (present value) ($)	Acceleration and Continuation of Equity Awards ($)(1)		Total Termination Benefits ($)
Gal Trifon President, Chief Executive Officer
Voluntary retirement	$335,012	(3)	—	$430,356		$765,368
Involuntary termination (2)	343,694	(4)	—	430,356		774,050
Involuntary termination after change in control (2)	343,694	(4)	—	1,417,446	(5)	1,761,140
Change in control, no termination	—		—	708,723	(6)	708,723
Liquidation event, no termination	—		—	708,723	(6)	708,723
Disability	343,694	(4)	—	430,356		774,050
Sarit Firon Chief Financial Officer
Voluntary retirement	113,316	(7)	$373	—		113,689
Involuntary termination (2)	113,316	(7)	373	—		113,689
Involuntary termination after change in control (2)	113,316	(7)	373	870,906	(5)	984,595
Change in control, no termination	—		—	435,453	(6)	435,453
Liquidation event, no termination	—		—	435,453	(6)	435,453
Disability	—		—	—		—
Joe Girling General Manager, International
Voluntary retirement	122,468	(7)	186	—		122,654
Involuntary termination (2)	122,468	(7)	186	—		122,654
Involuntary termination after change in control (2)	122,468	(7)	186	343,720	(8)	466,374
Change in control, no termination	—		—	206,232	(9)	206,232
Liquidation event, no termination	—		—	—		—
Disability	—		—	—		—
Ofer Zadikario Chief Solutions Officer
Voluntary retirement	317,323	(3)	—	184,442		501,765
Involuntary termination (2)	383,842	(4)	—	184,442		568,284
Involuntary termination after change in control (2)	383,842	(4)	—	597,564	(5)	981,406
Change in control, no termination	—		—	298,782	(6)	298,782
Liquidation event, no termination	—		—	298,782	(6)	298,782
Disability	383,842	(4)	—	184,442		568,284
Amit Rahav Vice President of Global Marketing
Voluntary retirement	121,590	(10)	—	19,653		141,243
Involuntary termination (2)	135,790	(11)	—	19,653		155,443
Involuntary termination after change in control (2)	135,790	(11)	—	274,229	(8)	410,019
Change in control, no termination	—		—	164,538	(9)	164,538
Liquidation event, no termination	—		—	—		—
Disability	135,790	(11)	—	—		135,790

(1)	Amounts reflect the intrinsic value of accelerated options based on an assumed year-end fair market value of $24.27.

(2)	Assuming involuntary termination is without cause.
(3)	Represents severance pay accumulated under the executive’s managers’ insurance policy and 6 months of notice.
(4)	Represents severance pay required by law (and at least the severance pay accumulated under the executive’s managers’ insurance policy) and 6 months of notice.
(5)	Represents the immediate vesting of all unvested options held by the executive if involuntarily terminated during the 12 months following a change in control.
(6)	Represents the immediate vesting of 50% of the options held by the executive not vested at the time of the closing of a change in control or liquidation event, which includes this offering.
(7)	Represents severance pay and 30 days of notice.
(8)	Represents the immediate vesting of 50% of the options held by the executive not vested at the time of the closing if involuntarily terminated during the 12 months following a change in control.
(9)	Represents the immediate vesting of 30% of the options held by the executive not vested at the time of the closing of a change in control.
(10)	Represents severance pay accumulated under the executive’s managers’ insurance policy and 1 month of notice.
(11)	Represents severance pay required by law (and at least the severance pay accumulated under the executive’s managers’ insurance policy) and 1 month of notice.

Accrued pay and regular retirement benefits. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment, including, with respect to Messrs. Trifon, Zadikario and Rahav, manager’s insurance policy (other than severance) and further education fund.

DIRECTOR COMPENSATION

The following table sets forth compensation earned by the individuals who served as non-employee directors of the Company during fiscal 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Eli Barkat	$—	$—	$—
Guy Gamzu	—	—	—
Michael J. Kelly	12,996	65,250	64,046
Timothy I. Maudlin	19,500	65,250	70,550
Deven Parekh	—	—	—

(1)	The dollar amounts shown reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

In connection with the offering, we will formally adopt a non-employee director compensation program that will provide for cash payments and the grant of options to compensate our non-employee directors for service on our board and its various committees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

2007 Financing

In April 2007, we sold 2,068,966 shares of our series A-1 Convertible preferred stock, $0.001 par value per share, at a price of $14.50 per share for a total consideration of $30.0 million to Sycamore Technologies Ventures L.P. All of the shares of series A-1 Convertible preferred stock will convert into 2,179,449 shares of common stock at a ratio of 1:1.0534 immediately prior to the closing of this offering. In connection with the sale of series A-1 convertible preferred stock, we repurchased 1,580,852 shares of our common stock, par value $0.001 per share, from certain of our stockholders for a total consideration of $22.9 million. The following table sets forth each holder of 5% or more of our voting securities and each director and executive officer from whom we repurchased common stock:

Name	Position	Number of Shares of Common Stock		Consideration
Insight Ventures	Greater than 5% stockholder	619,500	(1)	$8,982,750
Isramtec, Inc.	Greater than 5% stockholder	156,553	(1)	2,270,018
Amir Hardoof	Greater than 5% stockholder	49,327		715,242
Gal Trifon	Chief Executive Officer, President and Director	172,684		2,503,918
Ofer Zadikario	Chief Solutions Officer	150,935	(2)	2,118,558
Nir Yaron	Former Vice President Corporate Development	49,021		710,805

(1)	Represents common stock issued upon the conversion of preferred stock on a one-for-one basis immediately prior to the repurchase.
(2)	Includes 138,443 shares repurchased from OZ Internet Technologies, L.L.P. for $2,007,424. OZ Internet Technologies, L.L.P. is wholly-owned by Mr. Zadikario.

In connection with the abovementioned sale and repurchase, we entered into an amended and restated stockholders agreement with our stockholders, which provides certain rights to each holder of our stock. In accordance with its terms, the amended and restated stockholders agreement will terminate at the time of the initial public offering.

Management Agreement

In April 2007, we entered into a management agreement with Sycamore Technologies Ventures L.P. (“Sycamore”) pursuant to which Sycamore provided us, our board of directors and our subsidiaries with various management and consulting services, including strategic guidance, such as introduction to potential customers, analysts, investment bankers and consulting services with respect to strategic alliances and other business opportunities. Under the terms of the management agreement we paid Sycamore an annual management fee of $1.0 million. Sycamore was not entitled to any additional, or other forms of consideration for its services. The management agreement terminated pursuant to its terms on April 26, 2009.

Registration Rights

In April 2007, we entered into an amended and restated registration rights agreement with certain holders of our common stock and our series A-1 Convertible preferred stock. Pursuant to the registration rights agreement, holders of shares of our common stock and preferred stock have certain registration rights.

Beginning 180 days after the registration statement of which this prospectus forms a part is declared effective by the SEC, the holders of at least a majority of our common stock issued upon the conversion of our series A-1 Convertible preferred stock may require us to file a registration statement under the Securities Act with respect to such shares. In addition, beginning 180 days after the abovementioned registration is effected, the holders of at least a majority of our common stock that is owned by our common stockholders who are party to the registration rights agreement, may require us to file a registration statement. All such abovementioned shares, the “Registrable Shares.” These “demand” registration rights are subject to certain conditions and limitations, including the right of the managing underwriter to limit the number of Registrable Shares included in such registration if it would interfere with the successful marketing of the shares, and our right to postpone a registration statement for a period of up to 45 days if we have plans to engage in an underwritten public offering, in which the demanding holders will be permitted to include their Registrable Shares or if our board of directors reasonably determines that such registration would interfere with any material transaction involving us.

The holders of any of our Registrable Shares also have certain “piggyback” rights pursuant to which, if we propose to register any shares of our common stock at any time 180 days after the registration statement of which this prospectus forms a part is declared effective by the SEC, such holders are entitled to notice of such registration and are entitled to include such Registrable Shares therein. The piggyback registration rights are subject to certain conditions and limitations, including the right of the managing underwriter to limit the number of shares included in such registration if it would interfere with the successful marketing of the shares, and are only applicable for three years following the consummation of the initial public offering.

Further, once we qualify to use Form S-3 under the Securities Act, holders of any of our Registrable Shares are entitled to request an unlimited number of registrations on Form S-3. Pursuant to the registration rights agreement, we are obligated to pay all registration expenses, other than underwriting discounts and selling commissions related to any registration of Registrable Shares in accordance therewith. Each party to the registration rights agreement has agreed not to undertake any public sale or distribution of shares of our common stock during the 180-day period following the initial public offering of our common stock. The registration rights agreement contains customary indemnification and contribution provisions.

Statement of Policy on Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest. Historically, we have not had many related party transactions, but when we have engaged in such transactions our board of directors has reviewed the transactions and provided approval. In connection with this offering, we intend to adopt a policy to which all related party transactions shall be subject. Pursuant to the policy, the audit committee of our board of directors, or in the case of a transaction in which the aggregate amount is, or is expected to be, in excess of $120,000, the board of directors, will review the relevant facts and circumstances of all related party transactions, including, but not limited to, (i) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (ii) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director, including the chairman of the audit committee, may participate in any approval of a related party transaction to which he or she is a related party.

The audit committee will then, in its sole discretion, either approve or disapprove the transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the audit committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction and (iii) transactions involving competitive bids or fixed rates. Additionally, pursuant to the terms of our related party transaction policy, all related party transactions are required to be disclosed in our applicable filings as required by the Securities Act and the Exchange Act and related rules. Furthermore, any material related party transactions are required to be disclosed to the full board of directors. In connection with becoming a public company, we will establish new internal policies relating to disclosure controls and procedures, which we expect will include policies relating to the reporting of related party transactions that are pre-approved under our related party transactions policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of April 30, 2010, by:

•	each stockholder whom we know to own beneficially more than 5% of our common stock;

•	each of our directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	the selling stockholders.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of April 30, 2010. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 4,292,423 shares of common stock outstanding as of April 30, 2010, plus 2,179,449 shares of common stock being issued upon the assumed conversion of all outstanding shares of preferred stock and 14,000 shares of common stock being issued upon the assumed conversion of certain warrants, all of which will be issued immediately prior to this offering. The number of shares of common stock outstanding after this offering also includes              shares of common stock being offered for sale by us in this offering (assuming no exercise of the underwriters’ overallotment option) and also reflects the vesting of options held by certain officers and directors upon consummation of the offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Eyeblaster, Inc., 135 West 18th Street, 5th Floor, New York, NY, 10011. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering (1)
Name and Address of Beneficial Owner	Number	Percent	Number of Shares Being Offered	Common Stock Beneficially Owned	Percent
Beneficial Owners of 5% or More of Our Outstanding Common Stock, Directors and Named Executive Officers
Sycamore Technologies Ventures L.P. (2)	2,179,449	33.6%				%
Insight Ventures (3)	1,455,500	22.4
Isramtec, Inc. (4)	365,291	5.7
Amir Hardoof (5)	372,273	5.8
Gal Trifon (6)	567,327	8.2
Ofer Zadikario (7)	414,510	6.2
Sarit Firon (8)	75,484	1.2
Andrew Bloom	—	—
Joe Girling (9)	97,086	1.5
Amit Rahav (10)	70,148	1.1
Eli Barkat (11)	2,179,449	33.6
Guy Gamzu (12)	381,059	5.9
Michael J. Kelly (13)	20,336	*
Timothy I. Maudlin (14)	3,500	*
Deven Parekh (15)	1,455,500	22.4
James Warner	—	—
All current directors and executive officers as a group (12 persons)	5,264,399	71.5
Other Selling Stockholders

*	Less than 1% beneficial ownership.
(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Consists of 2,179,449 shares of common stock issuable upon conversion of 2,068,966 shares of preferred stock at a ratio of 1:1.0534. The shares of preferred stock were issued in the name of Bank Leumi Le Israel Trust Company Ltd. and are pledged to Bank Leumi Le Israel B.M. Mr. Eli Barkat, Mr. Jonathan Kolber and Mr. Guy Gamzu are members of the board of directors of Sycamore Technologies Venture Ltd., the general partner of Sycamore. Because Messrs. Barkat, Kolber and Gamzu are members of the board of directors of Sycamore Technologies Venture Ltd., they have voting and dispositive power over these shares. Each of Messrs. Barkat, Kolber and Gamzu disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in Sycamore. Sycamore’s address is Beit Bareket Hagolan St., Airport City 70100, P.O. Box 215, Israel. For a discussion of our material relationships with Sycamore within the past three years, see “Certain Relationships and Related Party Transactions.”
(3)	Consists of 1,142,800 shares held by Insight Venture Partners IV, L.P., 152,783 shares held by Insight Venture Partners (Cayman) IV, L.P., 140,837 shares held by Insight Venture Partners IV (Co-Investors), L.P. and 9,080 shares held by Insight Venture Partners IV (Fund B), L.P. (collectively, “Insight Ventures”). Also includes options for 10,000 shares of common stock that are immediately exercisable or exercisable within 60 days of March 2, 2010. Insight Holdings Group, L.L.C. (“Insight Holdings”) is the managing member of Insight Venture Associates IV, L.L.C. (“Insight Associates IV”), which in turn is the general partner of each of the partnerships of Insight Ventures. Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates IV and Insight Associates IV is the general partner of each of the Insight Ventures, they have voting and dispositive power over these shares. The foregoing is not an admission by Insight Associates IV or Insight Holdings that it is the beneficial owner of the shares held by the partnerships of Insight Ventures. Each of Messrs. Horing, Parekh or Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities. The address of the Insight entities is 680 Fifth Avenue, 8th Floor, New York, NY 10019. For a discussion of our material relationships with entities associated with Insight Ventures within the past three years, see “Certain Relationships and Related Party Transactions.”
(4)	Isramco Inc. is the sole stockholder of Isramtec, Inc. Messrs. Haim Tsuff, Jackob Maimon, Frans Sluiter and Max Pridgeon and Ms. Michelle R. Cinnamon Flores are the members of the board of directors of Isramco Inc. and have voting and dispositive power over these shares. Each of Messrs. Tsuff, Maimon, Sluiter and Pridgeon and Ms. Cinnamon Flores disclaims beneficial ownership of the shares except to the extent of any pecuniary interests in Isramco Inc. Isramtec’s and Isramco’s address is 4801 Woodway Drive, Suite 100E, Houston, Texas 77056.
(5)	Includes warrants to purchase 39,500 shares of common stock at an exercise price equal to $0.001 per share that are immediately exercisable. Pursuant to a loan agreement signed between Mr. Hardoof and Mr. Gamzu, in the event of an IPO, Mr. Gamzu will be entitled to require the sale of some of the shares held by Mr. Hardoof and to receive a portion of the proceeds received by Mr. Hardoof from such sale for the repayment of the loan.
(6)	Includes options for 376,582 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010. Includes warrants to purchase 41,389 shares of common stock at an exercise price equal to $0.001 per share that are immediately exercisable.
(7)	Includes options for 132,222 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010. Includes warrants to purchase 38,414 shares of common stock at an exercise price equal to $0.001 per share that are immediately exercisable. Also includes 243,874 shares of common stock held by OZ Internet Technologies, L.L.P., which is wholly-owned by Mr. Zadikario.
(8)	Includes options for 75,484 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010.
(9)	Includes options for 97,086 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010.
(10)	Includes options for 70,148 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010.
(11)	Includes 2,179,449 shares of common stock held by Sycamore, issuable upon conversion of 2,068,966 shares of preferred stock. Mr. Barkat disclaims beneficial ownership of the shares held by Sycamore except to the extent of his pecuniary interests therein.
(12)	Includes options for 10,000 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010. Also includes 295,470 shares held by Cubit Investments Ltd. In addition, Mr. Gamzu holds a small ownership interest in shares held by Sycamore but is not deemed to “beneficially own” such shares pursuant to the rules of the SEC. Mr. Gamzu also has an option to acquire 75,589 shares of our common stock from another stockholder upon closing of this offering. Such option is reflected in the shares owned by Mr. Gamzu.
(13)	Includes options for 20,336 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010.
(14)	Includes options for 3,500 shares of common stock that are immediately exercisable or exercisable within 60 days of April 30, 2010.
(15)	Includes 1,445,500 shares of common stock held by Insight Ventures and options for 10,000 shares of common stock held by Insight Ventures Management, LLC, an affiliate of Insight Ventures, that are immediately exercisable or exercisable within 60 days of April 30, 2010. Mr. Parekh disclaims beneficial ownership of shares held by Insight Ventures and the options held by Insight Ventures Management, LLC. See footnote (3) above for more information regarding Insight Ventures.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated by-laws as will be in effect immediately prior to the closing of this offering and relevant sections of the Delaware General Corporate Law (the “DGCL”). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our amended and restated certificate of incorporation and amended and restated by-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of shares of              common stock, par value $0.001 per share, and              shares of preferred stock, par value $             per share.

Common Stock

Common stock outstanding. As of March 31, 2010, there were 4,272,876 shares of common stock outstanding which were held of record by 65 stockholders. Following this offering, there will be              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

In connection with this offering, we assume all of our outstanding shares of preferred stock will be converted into shares of common stock. Following this offering, our board of directors will have the authority under our amended and restated certificate of incorporation to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any of the preferred stock.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Written Consents

Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the board of directors, the Chairman of the Board or our Chief Executive Officer, President or Secretary, subject to the rights of the holders of any series of preferred stock.

Election and Removal of Directors

In connection with this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendments to Our Governing Documents

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders. However, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, and special meetings) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board of directors. Any amendment to our by-laws requires the approval of either a majority of our board of directors or approval of at least 66 2/3% of the votes entitled to be cast by the holders of our outstanding capital stock in elections of our board of directors.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “            .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of preferred stock and the issuance upon the closing of this offering of 14,000 shares of common stock upon the assumed exercise of certain warrants. Of these              shares, the              shares (             shares if the underwriters exercise their over-allotment option in full) sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144, beginning 90 days after this offering, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately              shares immediately after this offering (assuming no exercise of the underwriters’ over-allotment option), or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and availability of current public information about us.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted shares of our common stock for at least six months, may sell shares without complying with the volume limitation, manner of sale or notice provisions described above, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without complying with the abovementioned restrictions and the current public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of              shares of common stock and              shares of common stock issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights.”

Stock Options and Warrants

As of March 31, 2010, (i) 3,223,118 shares of common stock were reserved for issuance under our equity incentive plan, of which options to purchase 2,862,182 shares of common stock had been granted and were outstanding as of March 31, 2010 and (ii) 120,803 shares of common stock were reserved for issuance under warrants granted to certain of our current and former employees and others at an exercise price of $0.001 per share.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our incentive stock plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our directors and executive officers and the holders of substantially all of our common stock have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the company’s common stock. This discussion addresses only the U.S. federal income and estate tax considerations of non-U.S. holders that are initial purchasers of common stock pursuant to the offering and that will hold common stock as capital assets. For purposes of this discussion, a “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States;

•	corporation, or other entity taxable as a corporation, created or organized in or under the laws of a jurisdiction other than the United States or of any political subdivision thereof; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships owning common stock and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and Treasury Regulations, all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, the company does not currently expect to pay dividends. In the event that the company does pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless the gain is effectively connected with a trade or business of the non-U.S. holder in the United States. Gain that is effectively connected with a non-U.S. holder’s U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable treaty providing otherwise. A non-U.S. corporation recognizing effectively connected gain may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding Requirements

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements with respect to payments of dividends or a sale or disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation will generally impose, effective for payments made after December 31, 2012, withholding at a rate of 30% on dividends and the gross proceeds of a disposition of common stock paid to certain foreign entities, unless various information reporting and due diligence requirements are satisfied. The new withholding regime will apply in conjunction with the existing rules described in “—Dividends” and “—Information Reporting and Backup Withholding Requirements” above. Non-U.S. holders should consult their tax advisers regarding the possible implications of this legislation on their investment in the company’s common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Pacific Crest Securities LLC
Broadpoint Capital, Inc.

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	Without over allotment exercise	With full over allotment exercise	Without over allotment exercise	With full over allotment exercise
Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses to us of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of our directors and executive officers and the holders of substantially all of our common stock have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol “            ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us, the underwriters or the selling stockholders that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Eyeblaster, Inc. by Davis Polk & Wardwell LLP, New York, New York. The underwriters have been represented by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements of Eyeblaster, Inc. and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009 appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.eyeblaster.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2009 and March 31, 2010	F-3
Consolidated Statements of Income for the Years ended December 31, 2007, 2008 and 2009 and for the Three Months ended March 31, 2009 and 2010	F-5
Statements of Changes in Redeemable Preferred stock and Other Stockholders’ Equity for the Years ended December 31, 2007, 2008 and 2009 and for the Three Months ended March 31, 2009 and 2010	F-6
Consolidated Statements of Cash Flows for the Years ended December 31, 2007, 2008 and 2009 and for the Three Months ended March 31, 2010	F-7
Notes to Consolidated Financial Statements for the Years ended December 31, 2007, 2008 and 2009 and for the Three Months ended March 31, 2009 and 2010	F-8

- - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

EYEBLASTER, INC.

We have audited the accompanying consolidated balance sheets of Eyeblaster, Inc. (“the Company”) and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of income, stockholders’ equity and consolidated cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 9, 2010	A Member of Ernst & Young Global

EYEBLASTER, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,160	$15,363	$18,152
Short-term deposit	—	18,357	18,474
Restricted cash	—	769	776
Marketable securities (Note 3)	544	—	—
Trade receivables	15,779	22,104	18,288
Other accounts receivable, prepaid expenses and other	1,439	1,972	2,446

Total current assets	43,922	58,565	58,136

LONG-TERM ASSETS:
Marketable securities	—	2,077	2,068
Deferred taxes, net	1,280	1,289	1,594
Severance pay fund	880	1,517	1,712
Other long-term assets	944	1,015	1,080

Total long-term assets	3,104	5,898	6,454

PROPERTY AND EQUIPMENT, NET (Note 4)	2,426	2,427	3,711

Total assets	$49,452	$66,890	$68,301

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,		March 31,	Pro forma stockholders’ equity as of March 31,
	2008	2009	2010	2010
			(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,030	$1,001	$1,160
Employees and payroll accruals	3,296	4,686	4,277
Other accounts payable (Note 5)	2,545	4,053	3,770

Total current liabilities	6,871	9,740	9,207

LONG-TERM LIABILITIES:
Accrued severance pay and other employee accruals	1,995	2,335	2,825

Total long-term liabilities	1,995	2,335	2,825

COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS’ EQUITY (Note 8):
Common stock of $ 0.001 par value—9,600,000 shares authorized at December 31, 2008 and 2009 and March 31, 2010; 5,773,993, 5,786,853 and 5,853,728 (unaudited) shares issued at December 31, 2008 and 2009 and March 31, 2010, respectively; 4,193,141, 4,206,001 and 4,272,876 (unaudited) shares outstanding at December 31, 2008, 2009 and March 31, 2010, respectively; 9,600,000 (unaudited) shares, 8,047,177 (unaudited) shares and 6,466,325 (unaudited) shares authorized, issued and outstanding, respectively (pro forma)	6	6	6	$8
Series A-1 Convertible Preferred stock of $ 0.001 par value—2,100,000 shares authorized at December 31, 2008 and 2009 and March 31, 2010; 2,068,966 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010; Aggregate liquidation preference of $ 32,996 and $ 33,514 at December 31, 2009 and March 31, 2010 (unaudited), respectively; none (unaudited) authorized, issued and outstanding (pro forma)	2	2	2	—
Additional paid-in capital	45,119	48,456	49,635	49,652
Treasury stock at cost (1,580,852 shares of Common stock)	(23,213)	(23,213)	(23,213)	(23,213)
Accumulated other comprehensive loss	(1,622)	(558)	(843)	(843)
Retained earnings	20,294	30,122	30,682	30,682

Total stockholders’ equity	40,586	54,815	56,269	$56,286

Total liabilities and stockholders’ equity	$49,452	$66,890	$68,301

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Revenues	$44,737	$63,775	$65,075	$11,403	$16,001
Cost of revenues	3,243	3,520	3,306	780	881

Gross profit	41,494	60,255	61,769	10,623	15,120

Operating expenses:
Research and development	4,525	7,443	6,844	1,571	2,261
Selling and marketing	23,484	34,936	36,530	7,230	10,048
General and administrative	5,990	10,292	6,201	1,614	1,975

Total operating expenses	33,999	52,671	49,575	10,415	14,284

Operating income:	7,495	7,584	12,194	208	836
Financial income (expenses), net (Note 12)	1,077	753	80	(580)	82

Income (loss) before income taxes	8,572	8,337	12,274	(372)	918
Income taxes (Note 7)	1,213	2,175	2,446	101	358

Net income (loss)	7,359	6,162	9,828	(473)	560

Deemed dividend upon repurchase of Preferred stock	(3,469)	—	—	—	—
Accretion of Preferred stock dividend preference	(558)	(821)	(1,617)	(183)	(518)

Net income (loss) attributable to Common stockholders	$3,332	$5,341	$8,211	$(656)	$42

Net earnings (loss) per share (Note 9):
Basic	$1.04	$1.27	$1.96	$(0.16)	$0.01

Diluted	$0.59	$0.86	$1.37	$(0.16)	$0.01

Weighted average number of shares of Common stock used in computing earnings per share:
Basic	3,195,523	4,189,954	4,198,323	4,194,789	4,235,461

Diluted	6,605,837	7,178,999	7,175,757	4,194,789	5,651,466

Pro forma net earnings per share (unaudited) (Note 2r)
Basic			$1.54		$0.08

Diluted			$1.37		$0.07

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND OTHER STOCKHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Redeemable Preferred stock	Common stock	Preferred stock	Additional paid-in capital	Treasury stock - at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income (loss)	Total stockholders’ equity
Balance as of January 1, 2007	$8,862	$2	$2	$3,093	$(3,760)	$609	$9,282		$18,090
Accretion of Redeemable Convertible Preferred stock	101	—	—	—	—	—	(101)		—
Conversion of series A, B, C, D and E Preferred stock into Common stock	(8,963)	4	(2)	7,900	—	—	1,061		—
Issuance of series A-1 Convertible Preferred stock (net of $ 38 in issuance expenses)	—	—	2	29,960	—	—	—		29,962
Compensation expenses upon purchase of vested stock options	—	—	—	343	—	—	—		343
Deemed dividend upon repurchase of Preferred stock	—	—	—	—	3,469	—	(3,469)		—
Treasury stock at cost (1,580,852 shares of Common stock)	—	—	—	—	(22,922)	—	—		(22,922)
Tax benefit related to exercise of stock options	—	—	—	76	—	—	—		76
Exercise of stock options	—	*)—	—	190	—	—	—		190
Compensation related to options granted to employees	—	—	—	680	—	—	—		680
Foreign currency translation adjustments	—	—	—	—	—	13	—	$13	13
Net income	—	—	—	—	—	—	7,359	7,359	7,359

Total comprehensive income								$7,372

Balance as of December 31, 2007	—	6	2	42,242	(23,213)	622	14,132		33,791
Exercise of stock options	—	*)—	—	121	—	—	—		121
Compensation related to options granted to employees	—	—	—	2,756	—	—	—		2,756
Foreign currency translation adjustments	—	—	—	—	—	(2,244)	—	$(2,244)	(2,244)
Net income	—	—	—	—	—	—	6,162	6,162	6,162

Total comprehensive income								$3,918

Balance as of December 31, 2008	—	6	2	45,119	(23,213)	(1,622)	20,294		40,586
Exercise of stock options	—	*)—	—	45	—	—	—		45
Compensation related to options granted to employees	—	—	—	3,292	—	—	—		3,292
Foreign currency translation adjustments	—	—	—	—	—	997	—	$997	997
Unrealized gain from derivatives, net of taxes	—	—	—	—	—	67	—	67	67
Net income	—	—	—	—	—	—	9,828	9,828	9,828

Total comprehensive income								$10,892

Balance as of December 31, 2009	—	6	2	48,456	(23,213)	(558)	30,122		54,815
Exercise of stock options	—	*)—	—	207	—	—	—		207
Compensation related to options granted to employees	—	—	—	972	—	—	—		972
Foreign currency translation adjustments	—	—	—	—	—	(358)	—	(358)	(358)
Unrealized gain from derivatives, net of taxes	—	—	—	—	—	73	—	73	73
Net income	—	—	—	—	—	—	560	560	560

Total comprehensive income								$275

Balance as of March 31, 2010 (unaudited)	$—	$6	$2	$49,635	$(23,213)	$(843)	$30,682		$56,269

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$7,359	$6,162	$9,828	$(473)	$560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	825	1,053	1,211	284	384
Compensation related to options granted to employees	1,023	2,756	3,292	743	972
Decrease (increase) in trade receivables	(4,171)	(256)	(5,853)	3,986	3,500
Decrease (increase) in other accounts receivable, prepaid expenses and other	(830)	459	(217)	(554)	(327)
Increase in deferred taxes	(310)	(1,476)	(226)	(189)	(382)
Decrease (increase) in other long-term assets	(196)	(685)	13	27	(72)
Increase (decrease) in trade accounts payable	545	(894)	(79)	7	(281)
Increase (decrease) in employee and payroll accruals	694	1,001	1,327	(153)	(370)
Increase (decrease) in other payables	895	(536)	1,419	(207)	(257)
Increase (decrease) in accrued severance pay and other employee accruals, net	61	959	(261)	(201)	298
Decrease (increase) in accrued interest	(180)	177	(111)	8	(30)
Loss (gain) on disposal of property and equipment	43	17	(32)	—	(51)

Net cash provided by operating activities	5,758	8,737	10,311	3,278	3,944

Cash flows from investing activities:
Investments in marketable securities	(16,170)	(12,502)	(2,124)	—	—
Proceeds from redemption of marketable securities	4,339	27,084	591	200	—
Investments in short-term deposits	—	—	(18,250)	(300)	(88)
Restricted cash	—	—	(765)	—	—
Purchase of property and equipment	(1,447)	(1,425)	(1,251)	(230)	(1,188)
Proceeds from sale of property and equipment	—	7	166	—	11

Net cash provided by (used in) investing activities	(13,278)	13,164	(21,633)	(330)	(1,265)

Cash flows from financing activities:
Issuance of series A-1 Convertible Preferred stock, net of issuance costs	29,962	—	—	—	—
Acquisition of treasury stock	(22,389)	—	—	—	—
Excess tax benefit related to exercise of stock options	76	—	—	—	—
Proceeds from exercise of stock options and warrants	190	121	45	10	207

Net cash provided by financing activities	7,839	121	45	10	207

Increase (decrease) in cash and cash equivalents	319	22,022	(11,277)	2,958	2,886
Effects of exchange rate changes on cash and cash equivalents	(43)	(757)	480	(153)	(97)
Cash and cash equivalents at the beginning of the year	4,619	4,895	26,160	26,160	15,363

Cash and cash equivalents at the end of the year	$4,895	$26,160	$15,363	28,965	18,152

Supplemental disclosure of cash flow information:
Cash paid and received during the year for:
Income taxes paid	$1,533	$3,236	$2,596	$517	$1,811

Income taxes received	$—	$—	$1,312	$—	$—

Income interest on tax received	$—	$—	$273	$—	$—

Non-cash activities:
Purchase of property and equipment	$—	$—	$—	$—	$452

Deemed dividend upon acquisition of treasury stock from stockholders	$3,469	$—	$—	$—	$—

Acquisition of treasury stock	$(533)	$—	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

Eyeblaster, Inc. (“the Company”) is a global provider of digital advertising campaign management solutions to media agencies and advertisers. The Company provides its customers with an integrated campaign management platform (“MediaMind”) that helps advertisers and agencies simplify the complexities of managing their advertising budgets across multiple digital media channels and formats, including online, mobile, rich media, in-stream video, display and search. MediaMind provides the Company’s customers with the ability to plan, create, deliver, measure, track and optimize digital media campaigns.

The Company markets its services through wholly-owned subsidiaries in Israel, the United Kingdom, France, Germany, Australia, Spain, Hong Kong, Mexico and Brazil. The subsidiaries provide marketing and distribution services for the Company’s solutions and services to its customers worldwide.

The Company’s operations rely significantly on third-party service providers, such as data centers, content delivery services and bandwidth providers. The Company has entered into an agreement to use a third-party to provide content delivery services to assist the Company in serving advertisements and had committed to a minimum amount during the calendar year. If this service provider or other third-party service providers fail to provide their services or if their services are no longer available to the Company for any reason and the Company is not immediately able to find replacement providers, the Company’s business, financial conditions or results of operations could be materially adversely affected.

As to principal markets and major customers, see Note 10. If a major customer decides not to continue purchasing services from the Company or significantly reduces its spending with the Company, the Company may not be able to make up the lost revenue.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

In June 2009, the FASB issued what has been codified in ASC 105 “Generally Accepted Accounting Principles” (formerly: SFAS No. 168, the FASB Accounting Standards Codifications and Hierarchy of GAAP—a Replacement of SFAS 162). The Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (“Codification”) became the single source of authoritative U.S. GAAP. The Codification did not create any new GAAP standards but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards (SFAS), Emerging Issues Task Force (EITF), FASB Staff Position (FSP), etc. Authoritative standards included in the Codification are designated by their Accounting Standards Codification (ASC) topical reference, and new standards will be designated as Accounting Standards Updates (ASU), with a year and assigned sequence number. Beginning with the interim report for the third quarter of 2009, references to prior standards have been updated to reflect the new referencing system.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

b.	Financial statements in U.S. dollars:

Most of the Company’s revenues are generated in U.S. dollars. Although a portion of the subsidiaries’ expenses are denominated in their respective local currencies, a substantial portion of their expenses are denominated in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the primary economic environment in which the Company operates. Accordingly, the U.S. dollar was used as the Company’s functional and reporting currency. Monetary accounts in currencies other than the U.S. dollar of foreign subsidiaries whose functional currency has been determined to be the U.S. dollar are remeasured into U.S. dollar in accordance with ASC 830, “Foreign Currency Matters” (formerly: SFAS No. 52, “Foreign Currency Translation”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

The financial statements of the Company’s subsidiaries whose functional currency has been determined to be their local currency have been translated into U.S. dollars. Assets and liabilities of these subsidiaries are translated at year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.

c.	Interim financial information:

The consolidated balance sheet as of March 31, 2010 and the related consolidated statements of operations and cash flows for the three months ended March 31, 2009 and 2010, and the statement of changes in shareholders’ equity for the three months ended March 31, 2010 are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements (excluding new accounting pronouncements that became effective during the three months ended March 31, 2010 – see Note 2u) and, in management’s opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the period presented and accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

d.	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents are short-term bank deposits that are readily convertible into cash with original maturities of three months or less.

f.	Restricted cash:

Restricted cash is an interest-bearing saving account which is used as a security for a bank’s guarantee in favor of the Company.

g.	Marketable securities:

The Company accounts for its marketable securities in accordance with ASC 320, “Investments-Debt and Equity Securities” (formerly: SFAS No. 115, “Accounting for Certain Investments in Debt and Equity

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

Securities”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classified all its marketable securities as held-to-maturity as it has the positive intent and ability to hold the securities to maturity and stated them at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion and decline in value judged to be other than temporary determined on a specific identification method and interest are included in financial income or expenses, as appropriate, in accordance with the Company’s policy and ASC 320.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	7 - 15 (mainly 15%)

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company measures recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. The Company made no material adjustments for long-lived assets in any of the years presented. The tests are based on the Company’s single operating segment and reporting unit structure. No material impairment losses were identified in any of the periods presented.

i.	Revenue recognition:

The Company generates revenues primarily from monthly transaction volume-based fees earned by the Company for making MediaMind available to the Company’s customers on an Application Service Provider (ASP) basis. Accordingly, such revenue is recognized in accordance with ASC 605, “Revenue Recognition” and Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” in the month that the advertising impressions or click-through occur, provided that persuasive evidence of an arrangement exists, no significant Company obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable.

The Company’s customers do not have the right to take possession of the Company’s software at any time during or after the term of the relevant customer agreement. Accordingly, as prescribed by ASC 605-30, “Rights to Use” (formerly: EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware”) the Company’s revenue recognition is outside the scope of ASC 985-605 (formerly: SOP No. 97-2, “Software Revenue Recognition.”)

j.	Research and development expenses:

Research and development expenses mainly include costs associated with the maintenance of the Company’s technology platform and are therefore expensed as incurred. The Company follows the guidance

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

of ASC 350-40, “Internal-Use Software” (formerly: SOP No. 98-1, “Accounting for the Costs of Computer Software Development or Obtained for Internal Use”). No software development costs were capitalized during all periods presented.

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes” (formerly: SFAS 109, “Accounting for Income Taxes”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

The Company accounts for its uncertain tax positions in accordance with ASC 740 (formerly: FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) effective January 1, 2007. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its financial expenses. No adjustments were required upon the initial implementation of this guidance.

l.	Concentration of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and marketable securities. The majority of the Company’s cash and cash equivalents, bank deposits and marketable securities are invested with major banks in the United States, Israel and the United Kingdom. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, low credit risk exists with respect to these investments.

The Company’s marketable securities include investments in U.S. corporate debentures. It is the Company’s policy to review its marketable equity securities classified as investments on a regular basis to evaluate whether or not any security has experienced other than temporary decline in fair value.

The Company’s trade receivables are derived from sales to customers located primarily in the United States and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. As of December 31, 2008 and 2009 and March 31, 2010 (unaudited), the Company did not record any allowance for doubtful accounts. To date, the Company has not experienced any material losses on its accounts receivable. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

m.	Severance pay:

The Israeli subsidiary’s liability for severance pay is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employee multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Israeli subsidiary’s liability for all of its employees is satisfied by monthly deposits with insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance pay expense for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 378, $ 945 and $ 367.

n.	Accounting for stock-based compensation:

ASC 718 requires the use of a valuation model to calculate the fair value of stock based awards. The Company has elected to use the Black-Scholes option-pricing model to determine the fair value of stock based awards on the dates of grant. The assumptions about stock-price volatility have been based exclusively on the volatilities of publicly traded companies that, in management’s opinion, are comparable to the Company. The risk-free interest rate is based on the yield from U.S Treasury zero-coupon bonds with an equivalent term.

The following assumptions were used to estimate the fair value of the stock options granted during the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 (unaudited) and 2010 (unaudited):

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Risk free interest	4.27%	2.46%-5.68%	2.23%-3.6%	2.88%-3.6%	4.43%-5.33%
Dividend yields	0%	0%	0%	0%	0%
Volatility	85%	85%	80%-85%	85%	80%
Expected term (in years)	6.08%	5-10	4.8-7	5-7	5-7
Weighted average fair value of Common stock at grant date	$11.23	$13.63	$13.08	$10.21	$26.20

The Company recognizes compensation expense for the value of its awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company applies ASC 718 and ASC 505-50, “Equity-Based Payments to Non-Employees” (formerly: EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”), with respect to warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

o.	Derivative instruments:

In 2009, the Company adopted a foreign currency cash flow hedging program using foreign currency forward contracts (“derivative instruments”) in order to hedge the exposure to variability in expected future

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by ASC 815, “Derivatives and Hedging” (formerly: SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”).

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The Company measured the fair value of the contracts in accordance with ASC 820, “Fair Value Measurements and Disclosures” (formerly: SFAS 157, “Fair Value Measurements”) at Level 2. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The Company’s cash flow hedging strategy is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by ASC 815 and Derivative Implementation ASC 815-30, “Cash Flow Hedges”.

The Company recognized a net gain from its currency forward transactions of $ 111, $ 55 and $ 71 during the year ended December 31, 2009 and for the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), respectively. An amount of $ 89, $ 39 and $ 61 was offset against operating expenses during the year ended December 31, 2009 and for the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), respectively, and an amount of $ 22, $ 16 and $ 10 was included in financial income, net during the year ended December 31, 2009 and for the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), respectively.

As of December 31, 2009 and March 31, 2010 (unaudited), respectively, the Company recorded accumulated other comprehensive income in the amount of $ 67 and $ 140, respectively, from its currency forward transactions with respect to payroll incurred during 2009 and for the three months ended March 31, 2010. Such amount will be recorded in earnings during 2010.

p.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income” (formerly: SFAS No. 130, “Reporting Comprehensive Income”). This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income relate to gain and loss on hedging derivative instruments and from foreign currency translation adjustments.

q.	Net income attributable to Common stockholders:

Under the Company’s amended and restated articles of incorporation, in the event that the Company declares or distributes dividends prior to the consummation of a Qualified IPO (“a QIPO”), an IPO in which

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

the Company raises at least $ 40,000 of net proceeds at a price per share equal to at least $ 29, as defined in the Company’s articles of incorporation, holders of the Company’s Preferred stock are entitled to a preference to receive, prior to distribution of any dividends to holders of any of its Common stock, an amount equal to the original issue price per share on a cumulative basis, net of all previously paid management fees, where applicable (see also Note 11). In accordance with ASC 260, “Earning per Share” (formerly: SFARS No. 128), the Company has deducted the value of the Preferred stock dividend preference and deemed dividend from its reported net income to compute net income attributable to Common stockholders, even though the Company has not declared distributed any dividends since inception. Net income attributable to Common stockholders is used to compute earnings per share.

r.	Earnings per share:

Basic net earnings per share (“Basic EPS”) are computed by dividing net income attributable to Common stockholders by the weighted average number of shares of Common stock outstanding during the period, excluding shares subject to repurchase, using the two-class method as required by ASC 260-10, “Other Presentation Matters” (formerly: EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”). The two-class method is an earnings allocation formula that determines earnings per share for each class of Common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, net income is reduced by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period. The remaining earnings are then allocated to Common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.

The total earnings allocated to each security are determined by adding the amount allocated for dividends and the amount allocated for a participation feature. The total earnings allocated to each security are then divided by the weighted average number of outstanding shares of each class of the security to which the earnings are allocated to determine the net earnings per share for the class of such security.

Diluted net earnings per share (“Diluted EPS”) give effect to all dilutive potential Common stock outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

For the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), the Company had outstanding convertible Preferred stock and stock options to purchase Common stock, which were not included in the calculation of Diluted EPS due to the anti-dilutive nature of these instruments in the following amounts:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Series A Preferred stock	6,488	—	—	—	—
Series B1 Preferred stock	22,140	—	—	—	—
Series B2 Preferred stock	298,730	—	—	—	—
Series C1 Preferred stock	104,552	—	—	—	—
Series C3 Preferred stock	6,497	—	—	—	—
Series D Preferred stock	4,350	—	—	—	—
Series E Preferred stock	619,500	—	—	—	—
Series A-1 Preferred stock	—	—	—	2,179,449	2,179,449

Series A-1, A, B, C, D and E Preferred stock	1,062,257	—	—	2,179,449	2,179,449

Options to purchase Common stock	1,111,633	646,027	1,762,234	2,859,356	129,000

The unaudited pro forma Basic EPS and Diluted EPS for the year ended December 31, 2009 and for the three months ended March 31, 2010, assumes the conversion of the outstanding Convertible Preferred stock into Common stock and a portion of the outstanding warrants to purchase Common stock (see Note 8b) as of the beginning of the period, using the conversion rate effective as of December 31, 2009 and March 31, 2010 and excludes employees’ stock options which are subject to accelerated vesting upon a QIPO. The following table sets forth the computation of pro forma Basic EPS and Diluted EPS for the year ended December 31, 2009 and for the three months ended March 31, 2010:

	Year ended December 31, 2009	Three months ended March 31, 2010
	(unaudited)
Numerator
Net income as reported	$9,828	$560

Numerator for basic and diluted pro forma net income per share of common stock	$9,828	$560

Denominator
Weighted average shares used in computing basic net income per share	4,198,323	4,235,461
Adjustments to reflect the effect of the assumed conversion of the Preferred stock from their issuance date or beginning of the period
Convertible Preferred stock	2,179,449	2,179,449
Warrants to purchase Common stock	14,000	14,000

	6,391,772	6,428,910
Denominator for basic calculation, weighted average shares
Potential Common stock attributable to stock options and warrants	785,209	1,402,661

Denominator for diluted calculation, weighted average shares	7,176,981	7,831,571

Pro forma net income per share (unaudited)
Pro forma basic net income per share	$1.54	$0.08

Pro forma diluted net income per share	$1.37	$0.07

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

s.	Fair value measurements:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts reported in the balance sheet for cash and cash equivalents, bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The Company measures the fair value based on guidance of ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The Company adopted the provisions of ASC 820, with respect to non-financial assets and liabilities measured at fair value on a non-recurring basis effective January 1, 2009. The adoption of ASC 820 did not have an impact on the Company’s consolidated financial statements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 describes three levels of inputs that may be used to measure fair value as follows:

Level 1—quoted prices in active markets for identical assets or liabilities;

Level 2—significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3—inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

During the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), no impairment losses have been identified.

t.	Pro forma stockholders’ equity (unaudited):

The pro forma stockholders’ equity as of March 31, 2010 reflects the conversion of the outstanding series A-1 Convertible Preferred stock into Common stock upon the closing of the Company’s contemplated initial public offering, using the conversion rate effective at March 31, 2010. The conversion was made under the assumption that the holders of the series A-1 Convertible Preferred stock will not elect their cash redemption alternative, as described in Note 8a(2) because the liquidation preference amount per share to be accrued as of the date of the initial public offering is expected to be lower than the current estimated price per share in the initial public offering. The pro forma stockholders’ equity as of March 31, 2010 also reflects the exercise of 14,000 warrants, with an exercise price of $ 1.21 per warrant, which are exercisable through an initial public offering (see Note 8b).

u.	Impact of newly issued accounting pronouncements:

In January 2010, FASB issued ASU 2010-06 amending ASC 820 “Fair Value Measurements and Disclosures” to require a number of additional disclosure regarding fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy. In addition, the amendments clarify certain existing disclosure requirements related to the level at which fair value disclosure should be disaggregated and the requirement to provide disclosures about the valuation techniques and inputs used in determining the fair value of assets or liabilities as classified as Levels 2 or 3. ASU 2010-06 was effective for fiscal years and interim periods ended after December 15, 2010. The adoption of the updated guidance did not have a material impact on the Company’s consolidated results of operations or financial condition.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

December 31, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate debentures	$544	$8	$—	$552

December 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate debentures	$—	$—	$—	$—

March 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
(unaudited)
Corporate debentures	$—	$—	$—	$—

Marketable securities with contractual maturities of one year through five years are as follows:

	December 31, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate debentures	$—	$—	$—	$—

	December 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate debentures	$2,077	$29	$—	$2,106

	March 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(unaudited)
Corporate debentures	$2,068	$53	$—	$2,121

The unrealized gains in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flow of these investments are issued by highly rated corporations. Accordingly, it is expected that the securities will not be settled at a price of less than the amortized cost of the Company’s investments.

In accordance with ASC 820, the Company measures its marketable securities at fair value. Marketable securities are classified within Level 1 and are thus valued using quoted market prices.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

NOTE 4:- PROPERTY AND EQUIPMENT

	December 31,
	2008	2009
Cost:
Computers and peripheral equipment	$4,376	$5,494
Office furniture and equipment	1,180	1,146

	5,556	6,640

Accumulated depreciation:
Computers and peripheral equipment	2,780	3,812
Office furniture and equipment	350	401

	3,130	4,213

Depreciated cost	$2,426	$2,427

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 amounted to $ 825, $ 1,053 and $ 1,211.

NOTE 5:- OTHER ACCOUNTS PAYABLE

	December 31,
	2008	2009
Accrued expenses	$1,450	$1,371
Accrued commissions	327	415
Government authorities	768	2,267

	$2,545	$4,053

NOTE 6:- COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries rent their facilities and motor vehicles under various operating lease agreements. In addition the Company and its subsidiaries entered into an agreement to use a third party to provide content delivery. The agreements end on different dates, the latest of which is in 2015 (excluding renewal options).

Future minimum payments under non-cancelable contractual obligations as of December 31, 2009 are as follows:

Year ended December 31,
2010	$3,118
2011	1,848
2012	978
2013	813
2014	469
2015	120

$7,346

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

Total rent, motor vehicle and content delivery services expenses for the years ended December 31, 2007, 2008 and 2009, were $ 2,417, $ 3,808 and $ 3,869, respectively.

The Israeli subsidiary leases motor vehicles under cancelable operating lease agreements. The Israeli subsidiary has an option to be released from this agreement, which may result in penalties in a maximum amount of $ 80 as of December 31, 2009.

In April 2010, the Company entered into a new lease agreement for its offices in Israel (see also Note 13).

NOTE 7:- INCOME TAXES

The Company’s consolidated provision for income taxes and deferred tax assets and liabilities is computed based on a combination of the United States tax rates on its United States income, the Israeli tax rates on its Israeli income, as well as the tax rates of other jurisdictions where it conducts business.

a.	Taxation of Israeli income:

1.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, 18% in 2016 and thereafter.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Investment Law”):

Certain production facilities of the Company’s subsidiary in Israel (“Eyeblaster Ltd.”) have been granted “Approved Enterprise” status under the Investment Law.

In accordance with the Investment Law, Eyeblaster Ltd. has elected the “Alternative tax benefits”. On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise” (rather than the previous terminology of “Approved Enterprise”), such as by requiring that at least 25% of the “Beneficiary Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, Eyeblaster Ltd.’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the amended Investment Law, will subject the Company to taxes upon distribution or complete liquidation.

Accordingly, Eyeblaster Ltd.’s income attributed to its Approved Enterprise and Beneficiary Enterprise programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10%-25% for an additional period of five to eight years, depending on the percentage of foreign investment in the Company.

The duration of tax benefits for the program is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval as an “Approved Enterprise” under the Investment Law.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

The entitlement to the above benefits is conditional upon Eyeblaster Ltd. fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

Should Eyeblaster Ltd. fail to meet such requirements in the future, income attributable to its Approved Enterprise or Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate, and Eyeblaster Ltd. could be required to refund the tax benefits already received with respect to such program, in whole or in part, including interest.

In the event of distribution of a dividend from the above mentioned tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s and Privileged Enterprise’s income, in addition to withholding tax.

Out of the Eyeblaster Ltd.’s earnings available for distribution as of December 31, 2009, $ 4,019 is tax-exempt attributable to its Approved Enterprise program. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of Eyeblaster Ltd., it would be taxed at the corporate tax rate applicable to such profits and an income tax liability of up to approximately $ 1,005 would be incurred as of December 31, 2009. The tax-exempt income attributable to the Approved Enterprise can be distributed to stockholders without imposing tax liability on Eyeblaster Ltd. only upon the complete liquidation of Eyeblaster Ltd.

In addition, as a result of the Amendment, tax-exempt income attributed to the Company’s Beneficiary Enterprise program will subject the Company to taxes upon distribution or complete liquidation. Through December 31, 2009, the Company had $ 18,811 of tax-exempt income attributed to its Beneficiary Enterprise program. If such tax-exempt income is distributed in a merger or a regular distribution or upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits and an income tax liability of up to $ 4,703 would be incurred as of December 31, 2009.

The Company has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise or Beneficiary Enterprise (totaling approximately $ 5,708 of additional liability as aforementioned) programs as the undistributed tax-exempt income is essentially permanent in duration.

Since part of Eyeblaster Ltd.’s taxable income is not entitled to tax benefits under the Investment Law and is taxed at the regular statutory tax rate, its effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

b.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2008 and 2009, the Company’s deferred taxes were in respect of the following:

	December 31,
	2008	2009
Reserves and allowances	$1,663	$1,415
Stock-based compensation	508	990
Property and equipment	(80)	(100)

Net deferred tax asset	$2,091	$2,305

Domestic:
Current deferred tax asset	$82	$128
Non-current deferred tax asset, net	543	891

	625	1,019

Foreign:
Current deferred tax asset, net	729	888
Non-current deferred tax asset, net	737	398

	1,466	1,286

	$2,091	$2,305

Current deferred tax asset is included within other receivables, prepaid expenses and other in the balance sheets.

c.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2007	2008	2009
Domestic	$1,166	$544	$1,046
Foreign	7,406	7,793	11,228

	$8,572	$8,337	$12,274

d.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2007	2008	2009
Current	$1,523	$3,651	$2,672
Deferred	(310)	(1,476)	(226)

	$1,213	$2,175	$2,446

Domestic	$470	$395	$370
Foreign	743	1,780	2,076

	$1,213	$2,175	$2,446

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

e.	A reconciliation between the theoretical tax expense, assuming all income is taxed at statutory rate applicable to income of the Company and actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2007	2008	2009
Income before income taxes as reported in the statements of income	$8,572	$8,337	$12,274

Statutory tax rate in the U.S.	34%	34%	34%

Theoretical tax provision at the U.S. statutory tax rate	$2,914	$2,835	$4,173
Increase (decrease) in taxes resulting from:
Effect of “Approved and Beneficiary Enterprise” status (*)	(1,565)	(975)	(1,494)
State tax expenses, net of federal benefit	176	33	53
Tax adjustment in respect of foreign subsidiaries different tax rates	(395)	(463)	(886)
Nondeductible stock-based compensation	165	230	467
Other nondeductible expenses	64	618	202
Tax in respect of prior years	(59)	—	—
Other	(87)	(103)	(69)

Actual tax expenses	$1,213	$2,175	$2,446

(*) Basic earnings per share amounts of the benefit resulting from “Approved and Beneficiary Enterprise” status	$0.44	$0.23	$0.36

(*) Diluted earnings per share amounts of the benefit resulting from “Approved and Beneficiary Enterprise” status	$0.21	$0.14	$0.21

f.	The balance at December 31, 2008 and 2009, includes a liability for unrecognized tax benefits of $ 702 and $ 707, respectively for tax positions which are uncertain of being sustained. The accruals are with respect to the eligibility of certain profits to the reduced tax rates under the Company’s Approved Enterprise and Beneficiary Enterprise programs as well with respect to some expenses which deduction for tax purposes is uncertain. The Company recognizes accrued interest of $ 67 related to unrecognized tax benefits as financial expenses. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2008	2009
Balance at beginning of period	$193	$702
Additions based on tax positions related to the current year	453	—
Additions for tax positions of prior years	56	5
Reductions for tax positions of prior years	—	—
Settlements	—	—

Balance at end of period	$702	$707

The Company and its subsidiaries are routinely examined by various taxing authorities.

The Company’s tax years 2005 through 2008 remain subject to examination by the IRS for U.S. federal tax purposes and currently the IRS is examining the income tax return for the tax year 2007. The Israeli Tax

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

Authorities are currently examining income tax returns of the Israeli subsidiary for the tax years 2003 through 2006. There are tax years which remain subject to examination in various other jurisdictions that are not material to the Company’s financial statements.

h.	Income taxes for the three months period ended March 31, 2010 (unaudited):

During the three months period ended March 31, 2010, there have not been material changes in the Company’s tax status.

NOTE 8:- STOCKHOLDERS’ EQUITY

a.	The Company’s changes in Redeemable Preferred stock and other stockholders’ equity during the years ended December 31, 2007, 2008 and 2009, are as follows:

	Common stock	Series A, B, C, D, and E Convertible Preferred stock	Series A-1 Convertible Preferred stock
Balance as of January 1, 2007	1,416,915	4,161,545	—
Exercise of stock options	164,813	—	—
Issuance of series A-1 Convertible Preferred stock	—	—	2,068,966
Conversion of series A, B, C, D and E Preferred stock into Common stock	4,161,545	(4,161,545)	—
Treasury stock at cost	(1,580,852)	—	—

Balance as of December 31, 2007	4,162,421	—	2,068,966
Exercise of stock options	30,720	—	—

Balance as of December 31, 2008	4,193,141	—	2,068,966
Exercise of stock options	12,860	—	—

Balance as of December 31, 2009	4,206,001	—	2,068,966

The Company’s capital consisted of the following as of December 31, 2008 and 2009:

	Authorized		Issued		Outstanding
	December 31,		December 31,		December 31,
	2008	2009	2008	2009	2008	2009
	Number of shares
Common stock (1)	9,600,000	9,600,000	5,773,993	5,786,853	4,193,141	4,206,001

Series A-1 Convertible Preferred stock (2)	2,100,000	2,100,000	2,068,966	2,068,966	2,068,966	2,068,966

(1)	Common stock—Shares of Common stock confer to their holders voting rights, the right to receive cash and stock dividends, and the right to share in excess assets upon liquidation of the Company.
(2)	Series A-1 Convertible Preferred Stock—On April 16, 2007, the Company issued 2,068,966 shares of series A-1 Convertible Preferred stock (see also paragraph below). The shares of series A-1 Preferred stock have the following rights and privileges:

Voting—Holders of any series A-1 Preferred stock have voting rights on an as if converted basis.

Dividends—Holders of shares of series A-1 Preferred stock are entitled to receive dividends on each share of Preferred stock, which accrue at the rate of 5.7% in the first two years following April 16, 2007 and 6% per annum thereafter of its original issue price of $ 14.50, compounded quarterly (“the Dividend Preference Amount”). The Dividend Preference Amount accrues on each share of series A-1 Preferred stock and is cumulative from the date of issuance thereof, whether or not earned or declared.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

Conversion rate—Each share of series A-1 Preferred stock is convertible, at the option of the holder thereof, into such number of shares of Common stock as is determined by dividing: (i) the original issue price plus the excess of the Dividend Preference Amount accrued during the first two years following the date of issuance over all previously paid dividends and management fees on such shares of Preferred stock during such period by (ii) the original issue price, subject to adjustment upon dilutive events, when applicable. As of December 31, 2009, no such event had occurred.

Share conversion—Each share of series A-1 Preferred stock shall be converted into shares of Common stock at the conversion price immediately upon the earlier of (i) affirmative vote of at least 66% of the Preferred stockholders; or (ii) consummation of a QIPO. In the event of a QIPO, each holder of shares of Preferred stock will elect whether to convert its shares of Preferred stock into (i) an amount in cash equal to the Dividend Preference Amount with respect to such shares ($ 32,996 and $33,514 at December 31, 2009 and March 31, 2010 (unaudited), respectively) or (ii) such number of shares of Common stock into which such shares of Preferred stock are then convertible.

Liquidation—Upon liquidation of the Company each holder of shares of Preferred stock is entitled to receive, prior and in preference to any distribution to holders of shares of Common stock, an amount equal to: (i) the original issue price plus (ii) the excess of the Dividend Preference Amount accrued until such time over all previously paid dividends and management fees on such share of Preferred stock.

(3)	Registration Rights

The holders of shares of the Company’s common stock and preferred stock have certain registration rights.

Beginning 180 days after a registration statement of which is declared effective by the Securities and Exchange Commission (“SEC”), the holders of at least a majority of the Company’s common stock issued upon the conversion of the series A-1 Convertible preferred stock may require the Company to file a registration statement under the Securities Act with respect to such shares. In addition, beginning 180 days after the abovementioned registration is effected, the holders of at least a majority of the Company’s common stock that is owned by the common stockholders who are party to the registration rights agreement may require the Company to file a registration statement. These registration rights are subject to certain conditions and limitations provided in the registration rights agreement.

b.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Common stock of the Company issued to service providers as of December 31, 2009:

Issuance date	Number of warrants	Class of shares	Exercise price per warrant	Exercisable through
January 2002	1,500	Common	$0.001	10 years
June 2002	14,000	Common	$1.21	The earlier of 10 years from the grant date or an IPO or sale of the assets or shares of the Company

	15,500

The warrants will be exercisable for shares of Common stock at a rate of 1:1.

c.

On April 16, 2007, the Company entered into a Series A-1 Convertible Preferred stock Purchase Agreement with several new investors, pursuant to which the Company issued 2,068,966 shares of series A-1 Convertible Preferred stock of $ 0.001 par value per share at a price per share of $ 14.50 for total

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

consideration of $ 29,962, net of $ 38 issuance expenses. At the closing of this investment round, the Company repurchased from certain of its stockholders 1,580,852 shares (“buy-back”) at a price per share equal to $ 14.50, for an aggregate amount of $ 22,922. Immediately prior to the investment round and as a condition to closing, all existing classes of Convertible Preferred stock of the Company were converted into shares of the Company’s Common stock on a 1:1 basis. The fair value of the Company’s Common stock as of April 16, 2007 was determined as $ 11.23 based on valuation using the income approach and option- pricing model as calculated by management assisted by a third party valuator .The excess of the buy-back price over the fair value of the Converted Preferred stock was accounted for as a deemed dividend of $ 3,469 under the provisions of ASC 260-10, “Earning per Share” (formerly known as EITF D-42). The excess of the buy-back price over the fair market value of the vested options was accounted for as stock-based compensation expenses of $ 343 in the statement of income under the provision of ASC 718. The excess of the buy-back price over the fair market value of the Common stocks held by the Company’s founders since inception was accounted for as the cost of treasury share following the guidance of ASC 505-30, since no stated or unstated consideration was received by the Company.

d.	Stock options:

The Company has reserved for issuance as stock options a total of 3,635,086 shares of Common stock. As of December 31, 2009, an aggregate of 362,885 shares of Common stock of the Company were still available for future grant. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Options granted under the plan expire 10 years from the date of grant or upon termination of the optionee’s employment or other relationship with the Company. The options generally vest over a period of four years.

Out of the outstanding options as of March 31, 2010 (unaudited), an amount of 343,273 options will be subject to accelerated vesting upon change in control or upon a QIPO.

The following table sets forth the total stock-based compensation expense resulting from stock options included in the consolidated statements of income.

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Cost of revenues	$12	$20	$25	$6	$4
Research and development expenses	248	478	595	137	188
Selling and marketing expenses	362	1,063	1,462	319	451
General and administrative expenses	401	1,195	1,210	281	329

Total stock-based compensation expense	$1,023	$2,756	$3,292	$743	$972

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 110 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

A summary of employee option activity under the Company’s equity incentive plans as of January 1, 2009 and changes during the year ended December 31, 2009 and as of January 1, 2010 and changes during the period ended March 31, 2010 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at January 1, 2009	2,579,533	$8.20
Granted	732,275	$12.58
Exercised	(12,860)	$3.50
Forfeited and cancelled	(252,537)	$10.84

Outstanding at December 31, 2009	3,046,411	$9.06	6.99	$46,342

Vested and expected to vest at December 31, 2009	2,660,761	$8.51	6.67	$42,088

Exercisable at December 31, 2009	1,901,360	$7.06	5.84	$32,724

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at January 1, 2010	3,046,411	$9.06
Granted	54,750	$26.20
Exercised	(66,875)	$3.09
Forfeited and cancelled	(52,801)	$12.63

Outstanding at March 31, 2010	2,981,485	$9.44	6.92	$49,960

Vested and expected to vest at March 31, 2010	2,668,660	$8.70	6.54	$46,869

Exercisable at March 31, 2010	1,925,179	$7.38	5.91	$36,226

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, and 2009 and the three months ended March 31, 2010 was $ 3.84, $ 6.11 and $ 11.16, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes, based on the fair value of the Company’s Common stock. As of December 31, 2009, there were approximately $ 7,874 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s equity incentive plan. That cost is expected to be recognized over a weighted-average period of 2.72 years. The total grant-date fair value of vested options for the year ended December 31, 2009, was approximately $ 13,421. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009 was $ 1,662, $ 313 and $ 158, respectively.

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

The options outstanding under the Company’s equity incentive plan as of December 31, 2009 and as of March 31, 2010, respectively, have been separated into exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable As of December 31, 2009	Weighted average exercise price of exercisable options
$0.001	157,379	1.81	$0.001	157,379	$0.001
0.01	187,339	2.09	0.01	186,999	0.01
2.70	161,555	4.18	2.70	160,904	2.70
3.87	8,500	5.09	3.87	8,500	3.87
4.00	27,017	3.76	4.00	27,017	4.00
4.20	26,500	4.84	4.20	26,500	4.20
4.25	189,970	5.6	4.25	189,970	4.25
5.10	252,381	5.91	5.10	225,831	5.10
10.21	467,181	9.17	10.21	69,653	10.21
11.30	937,758	7.45	11.30	646,402	11.30
12.63	177,143	8.74	12.63	73,163	12.63
14.09	215,288	7.45	14.09	124,338	14.09
17.5	238,400	9.87	17.5	4,704	17.5

	3,046,411			1,901,360

Exercise price	Options outstanding as of March 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable As of March 31, 2010	Weighted average exercise price of exercisable options
(unaudited)
$0.001	119,303	1.47	$0.001	119,303	$0.001
0.01	187,339	1.84	0.01	187,059	0.01
2.70	161,555	3.94	2.70	161,027	2.70
3.87	8,500	4.84	3.87	8,500	3.87
4.00	19,017	5.08	4.00	19,017	4.00
4.20	22,000	5.57	4.20	22,000	4.20
4.25	188,052	5.41	4.25	188,052	4.25
5.10	248,253	5.66	5.10	232,651	5.10
10.21	457,557	8.97	10.21	92,624	10.21
11.30	917,859	7.25	11.30	682,620	11.30
12.63	174,076	8.44	12.63	81,597	12.63
14.09	185,524	7.48	14.09	113,821	14.09
17.5	237,700	9.62	17.5	16,908	17.5
26.2	54,750	9.93	26.2	—	—

	2,981,485			1,925,179

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

NOTE 9:- NET EARNINGS PER SHARE

The following table sets forth the computation of the basic and diluted earnings per share:

a.	Numerator:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Net income (loss) as reported	$7,359	$6,162	$9,828	$(473)	$560
Deduct:
Deemed dividend upon repurchase of Preferred stock	(3,469)	—	—	—	—
Accretion of series A Preferred stock dividend preference	(1)	—	—	—	—
Accretion of series B Preferred stock dividend preference	(13)	—	—	—	—
Accretion of series C Preferred stock dividend preference	(4)	—	—	—	—
Accretion of series D Preferred stock dividend preference	(7)	—	—	—	—
Accretion of series E Preferred stock dividend preference	(101)	—	—	—	—
Accretion of series A-1 Preferred stock dividend preference	(432)	(821)	(1,617)	(183)	(518)

Numerator for basic net income (loss) per share of Common stock	3,332	5,341	8,211	(656)	42
Add:
Series A Preferred stock dividend preference	1	—	—	—	—
Series B Preferred stock dividend preference	13	—	—	—	—
Series C Preferred stock dividend preference	4	—	—	—	—
Series D Preferred stock dividend preference	7	—	—	—	—
Series E Preferred stock dividend preference	101	—	—	—	—
Series A-1 Preferred stock dividend preference	432	821	1,617	—	—

Numerator for diluted net income (loss) per share of Common stock	$3,890	$6,162	$9,828	$(656)	$42

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

b.	Denominator:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Weighted average number of shares of Common stock	3,195,523	4,189,954	4,198,323	4,194,789	4,235,461
Denominator for basic income per share of Common stock	3,195,523	4,189,954	4,198,323	4,194,789	4,235,461
Add:
Employee stock options and warrants	866,638	833,406	797,985	—	1,416,005
Series A Preferred stock conversion	5,240	—	—	—	—
Series B Preferred stock conversion	466,217	—	—	—	—
Series C Preferred stock conversion	56,292	—	—	—	—
Series D Preferred stock conversion	44,717	—	—	—	—
Series E Preferred stock conversion	500,365	—	—	—	—
Series A-1 Preferred stock conversion	1,470,845	2,155,639	2,179,449	—	—

Denominator for diluted income per share of Common stock	6,605,837	7,178,999	7,175,757	4,194,789	5,651,466

NOTE 10:- GEOGRAPHIC INFORMATION

The Company applies ASC 280, “Segment Reporting” (formerly: SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”) The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

Revenues by geography are based on the address of the agency. The following table sets forth revenues by geographic area:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Revenues:
United States	$12,843	$15,760	$16,776	$2,636	$4,142
Europe, Middle East and Africa (EMEA) (excluding U.K. and France)	9,942	16,368	17,758	2,657	4,649
U.K.	9,250	12,558	11,559	2,582	2,482
Asia Pacific (APAC)	6,299	9,755	9,676	1,846	2,586
France	4,898	6,155	5,612	995	1,150
Latin America	699	1,688	2,184	371	637
Canada	806	1,491	1,510	316	355

	$44,737	$63,775	$65,075	$11,403	$16,001

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

The following table sets forth long-lived assets by geographic area:

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Long-lived assets:
United States	$960	$861	$2,022
Europe	368	437	477
Israel	1,007	1,005	1,083
Other	91	124	129

	$2,426	$2,427	$3,711

The Company has one major customer that accounted for more than 10% of revenues during all years presented. While this customer is the major media agency from which the Company generates revenues, it is also a web publisher that acts in certain cases as the paying customer for other media agencies that purchase the Company’s services.

During the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), this major customer as a media agency accounted for approximately 10%, 14%, 13%, 14% and 9% of the Company’s annual revenues, respectively. In addition, as the paying customer of other media agencies it accounted for approximately 9%, 14%, 9%, 10% and 8%, aggregating to a total of 19%, 28%, 22%, 24% and 17% for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 (unaudited) and 2010 (unaudited), respectively.

NOTE 11:- TRANSACTIONS AND BALANCES WITH RELATED PARTY

On April 16, 2007, the Company signed a management agreement with the Series A-1 Convertible Preferred stockholder (the “A-1 stockholder”) pursuant to which such A-1 stockholder agreed to provide the Company with various management and consulting services. Under the terms of the management agreement, the Company paid the A-1 stockholder an annual management fee of $ 1,000 during the term of the management agreement. The A-1 stockholder is not entitled to any additional or other forms of consideration for its services. The management agreement terminated on April 16, 2009, two years after the date of agreement.

The following transactions with the A-1 stockholder are included in the statements of income:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
General and administrative expenses	$682	$1,000	$318	$250	$—

Balances with the A-1 stockholder:

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Other payables	$250	$—	$—

EYEBLASTER, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands

NOTE 12:- FINANCIAL INCOME, NET

	Year ended December 31,
	2007	2008	2009
Financial income:
Interest on bank deposits and marketable securities	$583	$657	$604
Foreign currency translation differences	1,289	2,859	5,696

	1,872	3,516	6,300

Financial expenses:
Interest and other bank charges	(31)	(55)	(75)
Foreign currency translation differences	(764)	(2,708)	(6,145)

	(795)	(2,763)	(6,220)

	$1,077	$753	$80

NOTE 13:- SUBSEQUENT EVENT

In April 2010, the Company signed an agreement to lease new offices for its subsidiary in Israel. The agreement term is for 10 years and the Company expects to pay under this new lease agreement an amount of approximately $1,130 per year.

In connection with preparation of the consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the balance sheet date of December 31, 2009 through March 10, 2010, the date on which the audited consolidated financial statements were issued, and through June 1, 2010, the date of issuance of the unaudited consolidated financial statements.

- - - - - - - - - - - -

            shares

Common Stock

J.P. Morgan	Deutsche Bank Securities

Pacific Crest Securities

Broadpoint.Gleacher

                    , 2010

Until                     , 2010, U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee		$8,199.50	†
FINRA filing fee		$12,500.00	†
listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

†	$4,519.50 of the registration fee and $12,000 of the FINRA filing fee were previously paid in connection with a previously filed Registration Statement on Form S-1 (Registration No. 333-149619) on March 10, 2008, which registration statement the Registrant subsequently withdrew by submission of a Form RW on December 24, 2008.
*	To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee, the FINRA filing fee and the listing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated by-laws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since March 2007, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

1.	On March 22, 2010, the Registrant granted options to purchase 8,000 shares of its common stock to one current employee at an exercise price of $26.20 per share. This issuance was effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

2.	On March 2, 2010, the Registrant granted options to purchase 46,750 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $26.20 per share. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

3.	On November 11, 2009, the Registrant granted options to purchase 238,400 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $17.50 per share. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

4.	On July 28, 2009, the Registrant granted options to purchase 129,600 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $10.21 per share. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

5.	On April 1, 2009, the Registrant granted options to purchase 300 shares of its common stock to an employee at an exercise price of $10.21 per share. This issuance was effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act.

6.	On February 11, 2009, the Registrant granted options to purchase 363,975 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $10.21 per share. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

7.	On November 21, 2008, the Registrant granted options to purchase 198,115 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $12.63 per share. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

8.	On April 7, 2008, the Registrant granted options to purchase 25,000 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $14.09 per share. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

9.	On March 13, 2008, the Registrant granted options to purchase 410,164 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $14.09 per share. These issuances are to be effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

10.	On April 16, 2007, the Registrant issued and sold 2,068,966 shares of Series A-1 Convertible Preferred Stock, $0.001 par value per share, of the Registrant at a price of $14.50 per share or an aggregate purchase price of $30 million to Sycamore Technologies Ventures L.P., an Israeli limited partnership. This transaction did not involve any underwriter and was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

11.	On October 9, 2007, the Registrant granted options to purchase 1,135,068 shares of its common stock to certain of its current and prior employees and directors at an exercise price of $11.30 per share, none of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act, Section 4(2) of the Securities Act and Regulation S of the Securities Act.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 15. With respect to the issuances in transaction numbers 1-11 set forth in this Item 15, the investors whose options or Series A-1 Convertible Preferred Stock were issued in reliance upon Section 4(2) of the Securities Act were all accredited investors within the meaning of Rule 501 of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation*

3.2	Form of Amended and Restated By-Laws*

4.1	Form of Common Stock Certificate*

5.1	Opinion of Davis Polk & Wardwell LLP*

10.1	Amended and Restated Registration Rights Agreement dated April 26, 2007, between Eyeblaster, Inc. and the Investors named therein#

10.2	Series A-1 Convertible Preferred Stock Purchase Agreement dated April 16, 2007, between Eyeblaster, Inc. and Sycamore Technologies Ventures L.P.#

10.3	Form of Stock Repurchase Agreement, dated March—June 2007, between Eyeblaster, Inc. and certain of its common stockholders#

10.4	Form of Stock Repurchase Agreement, dated March—June 2007, between Eyeblaster, Inc. and certain of its preferred stockholders#

10.5	Form of Waiver and Consent between Eyeblaster, Inc., and certain of its stockholders#

10.6	Akamai Terms and Conditions, Addendum, Akamai Service Order Form, Advanced Features Schedule and EdgeSuite Delivery Order Form dated September 1, 2009, between Akamai Technologies Inc. and Eyeblaster, Inc.†#

10.7	Stock Option and Incentive Plan#

10.8.1	Form of U.S. Option Agreement#

Exhibit Number	Description
10.8.2	Form of Israeli Option Agreement#

10.8.3	Form of International Option Agreement#

10.9	Form of Director Indemnification Agreement between Eyeblaster, Inc. and each of its directors#

10.10	Employment Agreement between Eyeblaster Ltd. and Gal Trifon#

10.11	Letter Agreement between Eyeblaster, Inc. and Michael J. Kelly#

10.12	Employment Agreement between Eyeblaster, Inc. and Sarit Firon#

10.13	Restated Employment Agreement between Eyeblaster, LTD. and Joe Girling#

10.14	Employment Agreement and Amendment to Employment Agreement between Eyeblaster Ltd. and Amit Rahav#

10.15	Employment Agreement between Eyeblaster Ltd. and Ofer Zadikario#

10.16	Employment Agreement Update for Gal Trifon#

10.17	Employment Agreement Update for Sarit Firon#

10.18	Employment Agreement Update for Joe Girling#

10.19	Employment Agreement Update for Amit Rahav#

10.20	Employment Agreement Update for Ofer Zadikario#

10.21	Form of Non-Competition and Non-Disclosure and Developments Agreement between Eyeblaster, Inc. and certain of its executive officers#

10.22	Letter Agreement (Warrant), dated October 3, 2001, between Gal Trifon, Eyeblaster Ltd. and Eyeblaster, Inc.#

10.23	Letter Agreement (Warrant), dated October 4, 2001, between Ofer Zadikario, Eyeblaster Ltd. and Eyeblaster, Inc.#

21.1	Subsidiaries of the Registrant#

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

23.2	Consent of BDO Ziv Haft Consulting & Management Ltd.

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)*

24.1	Power of Attorney#

24.2	Power of Attorney of James Warner

*	To be filed by amendment.
†	Portions of this Exhibit have been omitted pursuant to a request for confidential treatment. These portions have been filed separately with the Securities and Exchange Commission.
#	Previously filed.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ra’anana, Israel, on the 1st day of June, 2010.

EYEBLASTER, INC.

By:	/S/ SARIT FIRON
Name:	Sarit Firon
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Gal Trifon	Chief Executive Officer, President and Director (principal executive officer)	June 1, 2010

/S/ SARIT FIRON Sarit Firon	Chief Financial Officer (principal financial officer and principal accounting officer)	June 1 , 2010

* Eli Barkat	Director	June 1, 2010

* Guy Gamzu	Director	June 1, 2010

* Michael J. Kelly	Director	June 1, 2010

* Timothy I. Maudlin	Director	June 1, 2010

* Deven Parekh	Director	June 1, 2010

* James Warner	Director	June 1, 2010

*By:	/S/ SARIT FIRON
Sarit Firon Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation*

3.2	Form of Amended and Restated By-Laws*

4.1	Form of Common Stock Certificate*

5.1	Opinion of Davis Polk & Wardwell LLP*

10.1	Amended and Restated Registration Rights Agreement dated April 26, 2007, between Eyeblaster, Inc. and the Investors named therein#

10.2	Series A-1 Convertible Preferred Stock Purchase Agreement dated April 16, 2007, between Eyeblaster, Inc. and Sycamore Technologies Ventures L.P.#

10.3	Form of Stock Repurchase Agreement, dated March—June 2007, between Eyeblaster, Inc. and certain of its common stockholders#

10.4	Form of Stock Repurchase Agreement, dated March—June 2007, between Eyeblaster, Inc. and certain of its preferred stockholders#

10.5	Form of Waiver and Consent between Eyeblaster, Inc., and certain of its stockholders#

10.6	Akamai Terms and Conditions, Addendum, Akamai Service Order Form, Advanced Features Schedule and EdgeSuite Delivery Order Form dated September 1, 2009, between Akamai Technologies Inc. and Eyeblaster, Inc.†#

10.7	Stock Option and Incentive Plan#

10.8.1	Form of U.S. Option Agreement#

10.8.2	Form of Israeli Option Agreement#

10.8.3	Form of International Option Agreement#

10.9	Form of Director Indemnification Agreement between Eyeblaster, Inc. and each of its directors#

10.10	Employment Agreement between Eyeblaster Ltd. and Gal Trifon#

10.11	Letter Agreement between Eyeblaster, Inc. and Michael J. Kelly#

10.12	Employment Agreement between Eyeblaster, Inc. and Sarit Firon#

10.13	Restated Employment Agreement between Eyeblaster, LTD. and Joe Girling#

Exhibit Number	Description
10.14	Employment Agreement and Amendment to Employment Agreement between Eyeblaster Ltd. and Amit Rahav#

10.15	Employment Agreement between Eyeblaster Ltd. and Ofer Zadikario#

10.16	Employment Agreement Update for Gal Trifon#

10.17	Employment Agreement Update for Sarit Firon#

10.18	Employment Agreement Update for Joe Girling#

10.19	Employment Agreement Update for Amit Rahav#

10.20	Employment Agreement Update for Ofer Zadikario#

10.21	Form of Non-Competition and Non-Disclosure and Developments Agreement between Eyeblaster, Inc. and certain of its executive officers#

10.22	Letter Agreement (Warrant), dated October 3, 2001, between Gal Trifon, Eyeblaster Ltd. and Eyeblaster, Inc.#

10.23	Letter Agreement (Warrant), dated October 4, 2001, between Ofer Zadikario, Eyeblaster Ltd. and Eyeblaster, Inc.#

21.1	Subsidiaries of the Registrant#

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

23.2	Consent of BDO Ziv Haft Consulting & Management Ltd.

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)*

24.1	Power of Attorney#

24.2	Power of Attorney of James Warner

*	To be filed by amendment.
†	Portions of this Exhibit have been omitted pursuant to a request for confidential treatment. These portions have been filed separately with the Securities and Exchange Commission.
#	Previously filed.